SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 04, 2007

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Telefónica Chile

Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile) is a leading telecommunications company in Chile and one of the country’s benchmark stocks. It was the first Latin American company to list on the New York Stock Exchange (NYSE) in 1990, when it carried out a very successful issuance of American Depositary Receipts (ADRs).

The Company owns an estimated 68% of all telephone lines in the country, as well as 49% of the broadband market. It also provides a broad range of telecommunications and other services throughout Chile, including: local and long distance, broadband, pay TV, public telephones, terminal equipment sales and leasing, Internet access for corporate customers, data transmission and interconnection services.

The Republic of Chile

Chile is a narrow strip of land stretching 2,700 miles along the Pacific Coast of South America. Chile boasts a tremendously diverse landscape, from its southernmost point in the Antarctic territory to the world’s driest desert – the Atacama – in the north, with lakes, volcanoes and agricultural land in between and Easter Island and Robinson Crusoe Island off the coast. The Andes Mountains form a natural border to the east, separating Chile from the neighboring countries Argentina and Bolivia, and beyond the desert in the north, Chile shares a border with Peru.

The capital city, Santiago, is home to over one-third of Chile’s total population of approximately 16 million, and it is considered one of the most important business centers in Latin America. Outside of the capital, economic activity is driven by the country’s abundant natural and mineral resources. Chile is the largest producer and exporter of copper and molybdenum in the world, and its non-mineral export products include wood pulp, fresh fruit, wine and salmon.

The Chilean government is a democracy, and it is ruled by President Michelle Bachelet, the country’s first woman president, who began her four-year term in office in March 2006.

The Chilean economy is characterized by its openness, stability and steady growth, all of which contribute to an attractive investment climate. The country stands out within the region because of its prudent fiscal policies—in particular the practice of maintaining a structural surplus—and its inflation-rate targeting. These policies, as well as the country’s solid financial institutions, are reflected in Chile’s sovereign bond rating, which is the highest in Latin America.

The Chilean telecom market is the most competitive and dynamic in the region, with multiple operators in every business segment and considerable M&A activity. It was the first Latin American market to be fully open to competition, and all segments of the telecom markets, with the exception of fixed telephony, are deregulated in terms of pricing.

		Letter from the Chairman	6

		Company History and Material Events	10

		Telecommunications Industry and Company Operations	12
01	01|01	Economic Environment and Telecommunications Industry	15
		Economic Enviroment
		Telecommunications Industry
		Regulatory Framework
	01|02	Mission and Corporate and Business Strategy	25
	01|03	The Company	29
		Products and Services
		Analysis of Consolidated Results
		Investment and Financing
		Property, Suppliers, Logistics and Insurance
		Risk Factors

02		Company Profile	40
	02|01	Shareholder Information	43
		Capital Stock Distribution
		Shareholders’Meetings
		Principal Shareholders
		Share Price Performance
		2006 Dividend Policy
		Dividend Information
		2006 Investment and Financing Policy
	02|02	Management Organization and Human Resources	55
		Board of Directors
		Corporate Governance
		Senior Executives
		Human Resources
	02|03	Additional Information	67
		Information on Subsidiaries and Affiliates
		Material Events
03		Financial Information	82
	03|01	Consolidated Financial Statments	85
	03|02	Individual Financial Statements	139
	03|03	Summarized Financial Statements of Subsidiaries	191
	03|04	Financial Review and Exhibits	209

With the exception of the financial statements and their related notes, the information contained herein has not been audited.

Highlights 2006

4 Telefónica Chile | Annual Report 2006

Volume Statistics	2002	2003	2004	2005	2006

Lines in service	2,686,695	2,416,779	2,427,364	2,440,827	2,215,629
Average lines in service	2,732,208	2,558,291	2,406,266	2,451,356	2,332,634
Connections (lines)	340,419	308,266	343,318	358,088	384,003
Installed capacity (lines)(1)	3,023,541	3,037,267	3,043,379	3,007,432	3,021,487
Total traffic (millions of minutes)(2)	15,900	15,178	13,759	12,012	9,643
Access charge traffic (millions of minutes)	6,788	5,582	4,673	3,577	2,933
DLD traffic (millions of minutes)(3)	717	647	664	602	542
Outgoing ILD traffic (millions of minutes)(3)	66	64	67	66	68
ADSL in service	54,163	125,262	200,794	314,177	495,479
Pay-phones (4)	11,834	11,060	10,288	10,272	10,472
Data Red (point to point links)	13,496	10,820	9,770	5,821	5,353
Frame Relay (points)	5,215	5,016	3,892	2,621	1,930
ATM (points)	1,719	1,790	1,660	1,085	1,101
Dedicated IP connections	3,788	7,018	10,377	10,869	12,634
Total personnel	4,571	4,720	3,774	3,910	3,660
Parent company personnel	2,540	2,624	2,817	2,945	2,973
Subsidiaries’personnel	2,031	2,096	957	965	687

Quality and Efficiency Indicators
Average waiting period for line installations (days	4.4	3.9	3.2	4.0	8.3
between service request and connection)
Average waiting period for ADSL installations	7.24	3.62	2.15	3.19	6.70
Defects per line (annual average)	0.35	0.35	0.40	0.44	0.54
Defects repaired within 24 hours (average %)	60.14	71.13	56.89	41.29	31.00
Defects repaired within 72 hours (average %)	89.60	95.08	89.60	75.32	65.00

Consolidated Financial Data (in millions of US$ at Dec-06)
Operating revenues	1,771	1,655	1,396	1,114	1,084
EBITDA (5)	805	776	650	544	545
Operating income	268	235	197	167	155
Net income	-36	21	619	48	44
Long-term debt	2,100	1,458	1,112	874	977
Total assets	5,530	5,081	3,764	3,282	3,048
Capital expenditures (millions of nominal US$)	204	241	151	149	205
Market capitalization (millions of nominal US$)	2,221	3,456	2,670	2,074	1,884

(1) Fixed lines installed includes links and ISDN lines.
(2) Effective traffic, which includes MLS, local tranche and prepaid.
(3) Long distance traffic originated by Telefónica Chile.
(4) Does not include community lines.
(5) EBITDA= Operating income + depreciation.

Dear Shareholders:

Telecommunications are now the main engine driving world development. Just as steam power once ushered in the industrial age, telecommunications are now bringing about the birth of a new society. Some have called it the “information society” and others the “knowledge society”. In the final analysis, it may come to be known as the “connectivity society”.

Those countries that had the foresight to anticipate this phenomenon – and that were fortunate enough to have the resources to harness it – are now at the forefront in the production of knowledge and social progress. Chile, within its means, belongs to this select group and, as a result, can boast of having one of the leading telecommunications industries in Latin America. Not coincidentally, Chile is also a political and economic leader in the region.

Connectivity is both an enormous opportunity and a formidable challenge; those who lack full access to communications technologies will be at a considerable disadvantage. Telefónica Chile is steadfastly taking on this challenge, in the firm belief that the future of the telecommunications industry lies in mass consumption, with services and business models aimed at both current and future customers, at both actual and potential users, at those who have the means but also at those who only have the desire.

It is in such a context that we have framed our efforts to expand our services with offers that are creative and accessible to everyone in Chile. As a result, Telefónica Chile now provides close to one of every two broadband connections in the country. Broadband has served as the main gateway to technological convergence. Merely an abstract idea for academics and futurologists in the 1990s, today it has become a routine tool. Through a single connection point, users can receive data, images, sounds and entertainment at previously unimaginable speeds and levels of quality.

A Sustainable Corporate Structure

In light of this extraordinary rate of change, Telefónica Chile has implemented a transformation process aimed at diversifying our revenue sources, which in business terms means making a concerted effort to increase access points for each of our customers. Before, our interface with customers was limited to linking them to one another through the fixed telephone network; now we deliver voice, data, connectivity and entertainment services through integrated offers that combine a host of products.

This transformation process rests on four strategic pillars: innovation, integration, productivity and quality. Let us briefly review them each in turn:

Innovation: In this regard, our most significant achievement of 2006 was the launch of Satellite Digital TV. In record time, we created solutions in response to customer demand. Here, innovation means not only new technology but also business creativity, which we achieved through our flexible programming options. Digital television has not only opened up a new revenue source but has also raised our competitiveness, generating competition in a previously static market.

Integration: Our customers demand integrated offers including a variety of customized products. Consequently, our business strategies are based on product bundling, customer segmentation and flexible offers, these being tools not only for expanding access to our users but also for promoting brand loyalty. We now offer the most flexible service bundles in the market: each customer can choose his or her preferred combination of voice minutes, ADSL speed and TV channels.

Productivity: In 2006, voluntary retirement plans and successful collective negotiations with 100% of unionized employees made it possible to stabilize costs, improve management agility and maintain high levels of operational efficiency. A competitive company must expend constant efforts to control costs and create leaner structures. With this strategy in mind, in 2006 we entered a new stage in our relations with our workers, marked by greater dialogue and mutual trust. In this context, it is easy to see the importance of the work agreements that we were able to arrive at this past year with the Telefónica Chile unions. Underlying this new stage is a clear commitment to the continued development of our Company for the benefit of our customers and everyone who forms a part of Telefónica Chile, shareholders and employees alike.

Quality: This is the fundamental commitment of Telefónica Chile, which is why we have developed a continuous quality improvement model and ad-hoc plan, with assessment indicators to measure our progress. In addition, we have implemented the ATIS software –which delivers detailed information in real time on customer consumption patterns– and SAP, which provides financial and accounting data. Moreover, call center capacity was increased by a factor of 2.5, among other steps. Yet this is truly an endless task and a constantly renewed challenge that will continue to be one of our primary focuses for 2007.

Initial Results of a New Strategy

Telecommunications convergence is creating a highly competitive market, in which various services, such as mobile telephony, fixed telephony and Internet access and applications, compete with one another. As evidence of the high level of competition, Telefónica Chile’s revenues only make up approximately 25% of the Chilean industry total. We need agility and skill to increase that position. In this respect, our business efforts in 2006 in terms of innovation and integration have resulted in a 15% rise in cost of sales and commissions. We have absorbed this impact in the belief that we need to develop increasingly aggressive business offensives that allow us to implement our strategy of revenue diversification and multiple access to our customers. This strategy is already starting to bear fruit in the short term. While in 2005 only 19% of our customers had multiple services, today that figure is at 32%. We expect similar progress in the near future, as there is still a large pool of households where we have the potential to increase the amount of services we provide.

Each one of our business lines shows similar effects from this strategy. Revenues from fixed telecommunications are now more diversified, thanks to flexible plans that reduce our exposure to regulated tariffs and fluctuations in traditional telephony traffic. In fact, our flexible plans grew by 93.7% in 2006, accounting for 15.7% of our consolidated revenues for the period.

Likewise, digital television exceeded even our own expectations. At the end of 2006, only six months after commencing operations, we grazed the 100,000-customer mark on the strength of three competitive advantages: digital quality for all, nationwide coverage, and flexible channel packages. The television product has also enabled us to consolidate our bundling of services through the integration of voice, broadband and content. Thus, we have expanded this market to include the middle income segments: an estimated 60% of our customers had never before had pay TV. Rather than join a zero-sum struggle for our share of the market, we have instead chosen to enlarge the market.

In the area of broadband, we continue to grow, having posted an increase of 57.7% in 2006. We thus consolidated our leading position with a 49% market share, equivalent to 495,000 connections at year-end. Again, our nationwide coverage and flexible offers that are integrated with additional services have enabled us to reach places and segments, households and companies, that others cannot reach. This means an increased role for broadband in our business. Today, broadband accounts for a full 10.6% of total revenues of Telefónica Chile, while in 2002 it was as low as 1%.

We therefore feel attuned to the regulatory authorities’ vision of bringing telecommunications to everyone in Chile. As in the past, when Telefónica Chile succeeded in expanding fixed telephony, we are now working to open up the world of connectivity to the largest possible number of Chileans.

Clearly, we have been motivated by the Ministry of Transportation and Telecommunications’ interest in launching a serious debate on this telecommunications goal. This debate must include multiple participants and be based on objective and independent studies that can foster technically informed discussions. In this context, we realize that convergence and connectivity require the presence of dynamic companies operating in an environment that maximizes competition, encourages investment aimed at extending services to everyone, and provides clear and simple rules that are the same for all players. Moreover, our own experience indicates that areas with greater freedom, such as mobile telephony, broadband, and the flexible segments of the fixed telephony market pursuant to the Decree on Tariff Flexibility, have witnessed greater investment and greater development and penetration into new market sectors. We believe that the natural progression is for the entire fixed telephony market to be opened to such an environment.

Telefónica Chile and the Community
The dynamic growth we have experienced in the broadband sector, which brings great benefits to the community, is for us a source of pride and further proof of our leadership position. Being a major player in this industry means being present in more households in all 13 provinces of Chile. It means providing support to thousands of small and medium enterprises. And it means contributing to the quality of life of all Chileans.

In 2006, we continued to develop the Ministry of Health network, which will make it possible to integrate 1,388 healthcare centers. We also continued to increase connectivity along the length and width of the country and we have persisted in our efforts to incorporate all into the digital world. We gladly contributed to the growth of the “Enlaces”, or “Connections”, network, led by the Ministry of Education, and as result, the network now has 5,500 digitally connected schools (3,500 with broadband access), more than three million students with network access, and 17,000 teachers trained in Internet use. In 2006, these contributions earned us special recognition from the Ministry of Education.

Our continuous contribution to Chilean national culture was again made evident through the Hall of the Arts of Fundación Telefónica. Last year we had more than 100,000 visitors, and we received the City prize from the Future Foundation in recognition of the hall’s tenth anniversary. Our most successful event in 2006 was an exhibit by Chilean artist Alfredo Jaar, which not only met with the gratitude of the thousands of Chileans and foreigners who streamed into the Hall of the Arts between October 2006 and March 2007, but which also led to our being named as the recipient of the Best Exhibit of 2006 award from the Chilean Art Critics’ Circle.

Financial results
Telefónica Chile’s financial results, with net income of Ch$ 23.535 billion, reflect the Company’s transformation strategy. Operating revenues equaled Ch$577.204 billion, a 2.6% decrease with respect to the 2005 period, primarily due to a fall in revenues from the regulated business. However, these revenues continue losing ground to revenues from the Company’s non-regulated businesses, which now account for 63% of total consolidated revenues. Our strategy to diversify and integrate services led to strong growth in revenues from broadband and flexible plans, and by combining this strategy with a carefully controlled cost structure, we have achieved stable EBITDA levels at Ch$ 289.906 billion – an improvement in EBITDA margin from 48.9% in 2005 to 50.2% in 2006. In addition, the Company reduced its debt to US$ 754 million at year-end 2006, a decrease of 21% with respect to 2005. Furthermore, the rating agency Moody’s upgraded Telefónica Chile’s risk rating from Baa2 to Baa1 with a stable outlook, which allowed the Company to reduced its financial expenses by 35.3% during the year.

Finally, I would like to highlight the Company’s solid financial ratios and strong balance sheet, which enabled us to pay a capital reduction of Ch$40.201 billion in 2006. Distributions made to shareholders in 2006, which totaled Ch$68.3 per share, meant distributing 6.1% of the price of CTC-A shares as of December 31, 2005. The remaining cash surplus was applied to the investment program in the amount of US$ 205 million, specifically to finance large-scale, high-potential projects such as commercial deployment of the TV project and mass broadband access.

And so we closed 2006 on an optimistic note. It was a year of changes, which we faced with innovation, integration, productivity and quality. The next challenge is to consolidate and continue to push the limits of our markets through creative, sustainable and profitable strategies. At the dawn of 2007, we find ourselves as a company where everyone is committed to the task of providing more, ever-improving services, within the stable, more positive work environment that we have achieved after successfully completing our collective bargaining process with 100% of unionized employees, who have signed contracts for periods of three or four years. And now we must continue to turn our efforts towards improving quality of service.

Our Chilean roots go back more than 125 years. We have been protagonists in the process of making telecommunications more widely available in our country and expanding our population’s access to technological convergence and globalization, and we have no intention of giving up this privileged position. Our vision is for such development to reach all of Chile: each of its provinces, upper as well as emerging economic segments, large companies and small, experts and neophytes. This is the goal for all those of us who are a part of Telefónica Chile: shareholders, customers, employees and directors. They all deserve my deepest gratitude. It is in the knowledge of their commitment that I take on with confidence the formidable challenges that await us.

00 | 00 Company History and Significant Events

Company History and Significant Events

The Company’s history begins in 1880, when telephone services first arrived in Chile. The first telephone call in the country was made on April 28, 1880 and was arranged by Compañía de Teléfonos Edison. This pioneering company, and those that succeeded it, ultimately gave rise to Compañía de Telecomunicaciones de Chile S.A., now commercially known as Telefónica Chile. From the time of that first call, the Company has gone through many owners and operated under a variety of names, but it has always remained at the forefront of telecomunications in Chile.

Telefónica Chile was officially organized as a corporation pursuant to a public instrument executed on November 18, 1930, and was entered in the Commercial Register of Santiago in 1931. Its Bylaws were approved by Resolution 599 of the Ministry of the Treasury on January 23, 1931.

In 1971, the Company was taken over by the Chilean government and, in 1974, the government-owned Corporación de Fomento de Producción (CORFO) acquired 80% of its capital stock. In 1987, CORFO began reducing its equity interest in the Company and privatized it through a public offering process. Thus it was that Bond Corporation Chile S.A. came to hold a majority interest in the Company.

In April 1990, Telefónica S.A. (Spain), acting through its subsidiary Telefónica Internacional Chile S.A., acquired a participation in the Company and eventually became the majority and controlling shareholder by purchasing a 50.4% equity interest from Bond Corporation. Soon after, in July of that year, Telefónica S.A. reduced its equity interest by issuing Telefónica Chile stock in the international markets, and at the same time, Telefónica Chile listed its stock on the New York Stock Exchange (NYSE). Subsequently, Telefónica Internacional Chile S.A. carried out capital increases and purchased an additional 1.3% holding in July 2004. As a result, since that date it has held a 44.9% equity interest in the Company.

In July 2004 Telefónica Chile sold 100% of its subsidiary Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A (TEM) for US$ 1.321 billion. In February 2005, Tariff Decree No. 169 was published, providing maximum tariffs for the Company’s regulated services for the period from May 6, 2004 to May 6, 2009.

10 Telefónica Chile | Annual Report 2006

Significant Events in 2006

  During the first quarter of 2006, Telefónica  Chile carried out an organizacional  restructuring aimed at maximizing operating and  cost efficiency. This restructuring involved a reduction in the Company’s personnel, including  early retirement of some employees.
  On March 29, the Company placed bonds in the local market for a face-value amount of UF 3,000,000 (equivalent to US$ 102.1 million). These bonds have a balloon maturity on October 25, 2012, bear interest at a UF + 3.75% annual  rate, paid semiannually.
  On April 20, 2006, shareholders acting at a  General Shareholders Meeting approved payment of a final dividend (No. 171) in the aggregate amount of Ch$ 14,654,592,000 (or  Ch$15.31 per share), charged to 2005 earnings. The dividend was paid on June 22, 2006.
  At the Special Shareholders' Meeting of the some date, shareholders agreed to reduce  capital by Ch$ 40.2 billion for purposes of  distributing additional cash to shareholders in 2006. This capital distribution (No. 1) was for the equivalent of Ch$ 42 per share and  was paid on June 15, 2006. In addition, shareholders approved replacing the Company’s trade names with "Telefonica Chile".
  On April, 27, Chairman of the Board Bruno Philippi Irarrázabal submitted his resignation. The Board of Directors named Mr. Emilio Gilolmo López as his replacement.
  In June, the Company entered the pay TV market and launched its Telefónica Televisión  Digital” service, with nationwide coverage. This  new service enables the Company to develop brand loyalty and expand its customer base  through the bundling of television with voice and broadband services.
  On November 23, 2006, interim dividend No. 172 was distributed and charged to 2006  earnings in the aggregate amount of Ch$  10.529 billion, equivalent to Ch$ 11.0 per share, pursuant to the Dividend Distribution Policy.

In June, the Company entered the pay TV market and launched its “Telefónica Televisión Digital” service, with nationwide coverage.

01 | 01 Economic Environment and Telecommunications Industry

Economic Environment and Telecommunications Industry

Economic Environment

The Chilean economy, widely recognized as one of the healthiest and most stable in the region, rests on a number of solid foundations: (i) the credibility and independence of the Central Bank in terms of monetary policies and meeting inflation goals; (ii) a voluntary commitment to a structural surplus, which provides that fiscal deficits may not exceed 1% of GDP and macroeconomic expenditures may not destabilize the fundamentals; (iii) the soundness of the country’s financial system, which boasts even lower default rates than some industrialized countries; (iv) a stable institutional framework; (v) compliance with fiscal and government commitments; and (vi) an open economy.

During 2006, fiscal revenue reached record levels, driven by the high prices of commodities, particularly copper, resulting in a fiscal surplus equal to an estimated 8.2% of GDP. At the same time, however, the economy grew at an estimated rate of 4.2%, less than in 2005. Meanwhile, domestic demand increased by approximately 7.3%, domestic consumption grew approximately 7.1%, and investment grew approximately 5.0% . Annual average unemployment declined from 9.3% in 2005 to 8.0% in 2006, primarily due to a change in the calculation, while inflation (CPI) for the 12-month period ending December fell to 2.6% in 2006, due to the unexpected fall in oil prices. At the close of the 2006 fiscal year, the local currency had appreciated 5.6% in nominal terms with respect to the US dollar at the close of 2005. Monetary policy is now moving away from the expansion cycle, with a nominal annual interest rate of 5.25% at December 2006, which was decreased to 5.0% in January 2007. The current account for 2006 is expected to be 3.4% of GDP.

Chilean Economy (Revised Series)	2002	2003	2004	2005	2006 (e)

Gross Domestic Product (billions of Ch$ of each year)	46,342	50,954	57,906	64,549	76,006
Gross Domestic Product (billions of Ch$ as of 1996)	37,655	39,130	41,542	44,179	46,054
GDP Per Capita (nominal US$)	4,272	4,629	5,903	7,089	8,722
GDP Growth (%)	2.2	3.9	6.2	6.3	4.2
Current Account / GDP (%)	-0.9	-1.3	1.5	0.6	2.7
Domestic Savings / GDP (%)	20.7	20.7	23	23.6	24
Investment / GDP (%)	20.4	19.9	21.9	22.8	22.1
Net Debt / GDP (%) (1)	18.7	18.3	9.8	9	6.4
Short-Term Liabilities / Reserves (%)	54.7	61.7	50.1	36.9	31.1
Annual Average Exchange Rate (Ch$/US$)	688.9	691.4	609.5	559.8	530.3
Unemployment (%)	9.0	9.5	10.0	9.3	8.0
Index (2)
GDP Deflator (%)	4.2	5.8	7	4.8	13
Consumer Prices (Annual Average) (%)	2.5	2.8	1.1	3.1	3.4

(1) Debt - International reserves and taxes.
(2) Growth Rates
Source: National Institute of Statistics, Central Bank of Chile and Telefónica Chile

16 Telefónica Chile | Annual Report 2006

Excess revenue resulting from the difference between the effective price of copper and the projected price in the 2006 fiscal budget has in large part been allocated to three large savings funds: the Fiscal External Fund, the Pension Reserve Fund and the Economic and Social Stabilization Fund. In addition, a portion of this revenue has been applied to the prepayment of foreign debt. Consequently, as of December 2006, the fiscal sector (government + central bank) has become a net creditor in the amount of US$ 6.6 billion. This indicator, combined with the favorable state of the external accounts, has led to a country risk which, as shown by the Sovereign Bonds hovering at the 80-basis point level, is one of the five lowest among emerging countries and the lowest in Latin America. Chile has a very open economy, considering that US$143.3 billion GDP coexists with foreign debt of US$48.5 billion and the country has accumulated investments abroad of US$58 billion and international reserves of US$19 billion. The 2006 balance of trade exceeded US$23 billion, or 16% of GDP. The price of copper during 2006 averaged 3.05 US$/lb., which was significantly higher than the projected price.

National savings in 2006 stood at 24% of GDP, with total investment at 22% of GDP. Net foreign investment in Chile continues at close to 4% of GDP, because the influx of foreign capital – especially through direct investment – has been encouraged by the country’s economic stability and risk ratings, among other factors. During 2006, Moody’s Investor Service upgraded its credit rating for Chile to “A2”, whereas Standard & Poor’s maintained its rating at “A”but modified its outlook from "stable” to “positive”.

Telecommunications Industry

In 2006, the industry advanced with great momentum toward full market availability of integrated services. In the residential segment, there was significant growth in the area of bundled voice, broadband and television. A similar situation is developing in the small and medium enterprises (SME) segment, where voice and broadband plans are becoming available, while the corporate communications segment is witnessing a consolidation of IP networks, making it possible to offer voice and data and facilitating integration toward IT-based business processes. Additionally, there has been massive, across-the-board growth in mobile communications in all of Chile’s social and business strata.

At the country level, there has been a clear consolidation of a competitive model based on "overlapping" networks that primarily employ the following access technologies:

  Four operators with and copper pair and ADSL broadband technology, with estimated potential coverage of 65% of the country’s 4.4 million households and practically every business.
  Coaxial network concentrated in one cable TV company with potential coverage of almost 50% of all households.
  Fiber optic networks for corporations with an approximate length of 25,000 kilometers, operated primarily by four operators.
  Mobile coverage using the GSM standard in close to 95% of the country’s inhabited territory; mobile service provided by three companies.

In addition, operators have begun to expand the development of wireless solutions, as evidenced by the deployment of Wi-Fi (Wireless Fidelity) by Telefónica Chile, the launching of a PHS (Personal Handy System) by Telsur, and the recent entry of Transam into local telephony through the GSM standard.

The most relevant events in 2006 were the launching of satellite digital TV by Telefónica Chile during the second quarter and the mass migration to the GSM standard by Movistar and América Móviles. In late July 2006, the latter changed its local brand from “Smartcom” to “Claro”.

Also noteworthy was the worrisome increase in theft of cables from the fixed network, which has contributed to a deterioration in the quality of service on the part of fixed operators, particularly in the low-income sectors of the population.

In 2006, the telecommunications industry in Chile posted sales of US$ 4.7 billion, or 10.5% higher than in 2005.

Industry developments

In 2006, the telecommunications industry in Chile, including the pay television business, posted sales of US$ 4.7 billion, or 10.5% higher than in 2005, in nominal terms. The industry's performance is largely driven by mobile growth and broadband development.

The fixed-telephony market grew to approximately 3.3 million lines at December 2006, which constitutes a drop of 4.7% with respect to year-end 2005. The fixed-line penetration rate, at December 2006, was 19.8 lines per 100 inhabitants, below the 21.1 level in December 2005.

The long-distance telephony market maintained the downward trend in traffic that has been the case since 1999. Specifically, annual domestic long-distance traffic decreased by 11.5% in 2006, while international long-distance traffic fell by 15.3% . These drops are primarily due to the growth of mobile telephony and Internet communications.

In the corporate communications and data transmission sectors, there was an increase in sales of close to 10%, primarily due to IP services and the increase in outsourcing and integration of information technologies. Companies operating in these sectors continue to migrate their traditional services (ATM, Frame Relay, Datared and E1 links) toward IP and NGN (Next Generation Networks) networks. At December 2006, there are eight major operators in the main cities of Chile, three of which possess the infrastructure to provide nationwide coverage.

Regarding Internet access services, total Internet accesses (including both broadband and dial-up) grew to 1,085,000 at year-end 2006, having increased by 21% with respect to year-end 2005. Broadband connections (ADSL, cable modem and wireless) increased by 39% for a total of 1,020,000, while dial-up access dropped by 61% to 65,000. At year-end 2006, ADSL broadband connections accounted for 58% of total broadband connections in Chile.

In addition, 2006 was marked by further deployment of Wi-Fi (wireless fidelity) technology, which allows high-speed wireless Internet connections. It is estimated that, at December 2006, there were approximately 585 hotspots throughout the country, making Chile the Latin American country with the largest deployment of this technology.

At year-end 2006, the mobile telephony market reached a total of 12.9 million subscribers, with 14% growth with respect to the previous year. The factors driving this growth included primarily an increase in the availability of GSM services and the increase of prepaid services, which account for approximately 80% of total customers. Currently, three mobile operators participate in this market, using mainly GSM, TDMA and CDMA technologies.

18 Telefónica Chile | Annual Report 2006

The pay television business is currently dominated by one operator, as a result of the merger of VTR and Metrópolis Intercom, which controls approximately 75% of the market. Telefónica Chile holds the number two position, having captured 9% in only six months after entering the market with satellite digital TV. The rest of the market is made up by to two satellite TV operators with 10% of the market and close to 20 regional cable TV operators that are limited to specific areas and together account for approximately 6% of the market.

Chilean Telecom Sector

Business	Operators	Market Size	Telefónica Chile Market Share

Fixed Telephony (1)	7	19.8 lines per 100 inhabitants	68% of lines in service
Long Distance (2)
- Domestic	18	86 minutes per inhabitant per year (3)	36% of total market traffic
- International	18	12 minutes per inhabitant per year (3)	34% of total market traffic
Payphones (4)	7	Approx. 33,312 lines	30% of payphones
Data Transmission	8	Revenues of US$ 379 million (5)	44% of revenues
Pay TV	4	24.5 connections per 100 households	9% of customers
Internet Dial-up	45 ISPs	65,000 dial-up accesses on public telephony network (6)	81% of traffic (7)
Broadband	7	1,020,479 broadband connections (8)	49% of total connections
Security Services	3	198,032 customers	28% of customers
Mobile Telephony	3	78 lines per 100 inhabitants	(9)

(1) There are 3 additional companies which operate only in rural telephony. In total, there are 10 fixed companies operating with 12 brands.
(2) There are 39 operators authorized to offer LD services. At December 31, 2006, only 30 were in operation and 18 of them accounted for 99% of total LD traffic.
(3) In actual minutes.
(4) Does not include community telephones of Telefónica Chile.
(5) Calculated in U.S. dollars at December 2006. Includes private networks and voice and data equipment. Market share based on Sept. 2006 figures.
(6) Includes dial-up home access, which connected at least once every month.
(7) Includes all accesses from Telefónica Chile networks, regardless of ISP.
(8) Includes speeds of at least 128 Kbps.
(9) Since July 2004, Telefónica Chile does not participate in this business.

Regulatory Framework

Tariff system

Pursuant to Law No. 18,168 (“General Telecommunications Act”), prices for public telecommunications services and intermediary telecommunications services are not regulated unless the Chilean Antitrust Commission specifically rules that market conditions are insufficient to ensure a free pricing system, in which case maximum tariffs for certain telecommunications services become subject to tariff regulation.

Maximum tariffs for telecommunications services are set every five years. The Antitrust Commission may rule that any telephony service be subject to tariff regulation, except for mobile telephone services, which are expressly exempt under the General Telecommunications Act. Furthermore, maximum tariffs for interconnection services (mainly network access fees) are by law always subject to regulation in the case of all industry operators and are set in accordance with the procedures provided in the aforementioned Act.

Pursuant to the General Telecommunications Act, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are determined under a joint decree issued by the Ministry of Transportation and Telecommunications and the Ministry of Economy, Development and Reconstruction (hereinafter, the “Ministries”). The Ministries determine such maximum tariffs on the basis of a hypothetical efficient-company model.

Regulated Tariffs for local telephony services

In Resolution No. 686, dated May 2003, the Antitrust Commission ruled that local telephone services, payphone service, fixed line connections and other services associated with local telephone service were to be subject to tariff regulation. Accordingly, it was determined that Telefónica Chile would, in its capacity as “dominant operator”, be regulated as to tariff levels and structure throughout Chile, with the exception of Regions X and XI and Easter Island, where other companies are the dominant operators.

Tariff Decree No.169, applicable to Telefónica Chile for the 2004–2009 five-year period, was approved and published in the Official Gazette on February 11, 2005, with retroactive effect as of May 6, 2004.

Tariff flexibility

Pursuant to Resolution No. 709, the Antitrust Commission decided to accept the request submitted by Compañía de Telecomunicaciones de Chile S.A. but only to clarify Resolution No 686, dated May 20, 2003, staing that lower tariffs or alternative plans may be offered, provided that the terms thereof aimed at duly protecting and assuring customers with respect to those holding a dominant position in the market shall be subject to regulation by the relevant authority.

The Official Gazette of February 26, 2004 published Decree No. 742, which provides regulations governing the terms on which dominant local public telephony service operators may provide alternative plans and joint offers.

Tariff flexibility allows Telefónica Chile to offer its customers various commercial plans other than the regulated plan. The Company began marketing various plans other than local public telephony service in order to enable interested customers to select an alternative to the tariff structure set by the regulatory entity.

By Open Resolution No. 1,559, dated December 1, 2006, the Office of the Undersecretary of Telecommunications (“Subtel”) lowered the average monthly consumption of “heavy use” plans to 7,000 minutes for 2007, compared to 9,500 minutes for 2006.

Extension of number for public telephone service subscribers

Pursuant to Resolution No. 1,120 – dated September 28, 2005 and published in the Official Gazette on October 4, 2005 – Subtel provided a period of ten months to add one digit to local numbers in the Primary Areas of Valparaíso and Concepción. The digit increase for Santiago and all other primary areas was deferred.

In addition, Decree No. 400, dated October 4, 2005, amended the Fundamental Technical Telephone Numbering Plan defining the area code that identifies the mobile network and assigning the digit 0 thereto. Moreover, Open Resolution No. 27 of 2006 established August 19, 2006 as the date on which the new mobile area code would become effective.

20 Telefónica Chile | Annual Report 2006

Subtel granted Telefónica Multimedia Chile S.A., a subsidiary of Telefónica Chile, a permit to operate limited satellite television service throughout Chilean territory.

Telefónica Chile adjusted its network and systems as needed to implement the telephone numbering regulations, and at December 31, 2006 they were operating normally.

Introduction of a 149 “Domestic Violence” line

As part of a collective effort with Subtel, on September 8, 2006, Telefónica Chile introduced a “domestic violence” line (149) into its network to enable customers to call the police free of charge from anywhere in the country to report domestic violence situations. This number was previously available only for the Metropolitan Region.

The 149 line was made available free of charge as a result of an industrywide agreement.

Permit for limited cable television service

By Open Resolution No. 1,605 of December 23, 2005, Subtel granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.), a subsidiary of Telefónica Chile, a permit to operate limited satellite television service throughout Chilean territory.

In addition, pursuant to Subtel Resolution No. 81, dated February 21, 2006, Telefónica Multimedia Chile S.A. also holds a permit to provide limited television service over the Telefónica Chile broadband network for an unlimited term throughout Chilean territory, with the exception of the Metropolitan Region, which is covered by the permit granted in 1994.

Subtel also issued a technical standard to the effect that cable television service may be provided by means of any technology over physical networks, thereby covering the use of the ADSL broadband network to provide television service.

The claim filed against Telefónica Chile by two television channels, Televisión Nacional and Canal 13, for including their broadcast signals in the pay television services distributed by the Company, was declared inadmissible by the Santiago Court of Appeals, which decision was subsequently upheld by the Supreme Court.

Public hearings on digital terrestrial television

On November 17, 2006, Telefónica Chile S.A. participated in a program of public hearings on the introduction of Digital Terrestrial Television (DTT) in Chile, in order to define the technical standard for DTT in Chile. The Minister of Transportation and Telecommunications opened the first public hearing and was joined by the Chairman of the National Television Council, representatives of the FUCATEL media observatory and representatives of the cable TV company VTR Banda Ancha S.A.

In November and December, additional public hearings were held.

Subtel reported that the technical standard on Digital Terrestrial Television will be released in early 2007 upon completion of the study it is conducting and the public hearings.

Public bidding for wireless local public telephone service concessions on the 3,400 – 3,600 MHz frequency band

On September 15, 2005 company bids were due in the competitive bidding process called by Subtel to grant wireless local public telephone service concessions on the 3,400 – 3,600 MHz band. The companies making bids in this process were Telefónica Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel awarded VTR and Telmex the concessions to provide nationwide wireless local telephone service on the basis of preferential rights held by both companies.

Telefónica Chile objected to the granting of the concessions pursuant to the procedure established in the General Telecommunications Act and presented a complaint to the Ministry of Transportation and Telecommunications. The ministry issued resolutions rejecting the complaint, and on March 14, 2006, Telefónica Chile filed various appeals with the Court of Appeals against the resolutions issued by the Ministry of Transportation and Telecommunications, rejecting its claims.

On November 3, 2006, the Court of Appeals upheld the resolutions of the Ministry of Transportation and Telecommunications that rejected Telefónica Chile’s claims against the resolution granting Telmex and VTR the wireless local public telephone service concessions.

In addition, on December 27, 2005, Telefónica Chile filed a complaint with the Second Civil Court of Santiago for invalidity under public law against the Ministry of Transportation and Telecommunications and Subtel, requesting that the recognition of the preferential right of Telmex Servicios Empresariales S.A. be declared invalid. The court admitted this complaint for consideration.

On February 1, 2006, Telefónica Chile filed a claim with the Chilean General Comptroller alleging that the bid documents granting wireless local public telephone service concessions on the 3,400 – 3,600 MHz band, which allowed the use of a preferential right in more than one regional concession, contained illegal provisions. This claim addresses only the concessions awarded to VTR. In January 2007, the Company withdrew this claim.

On November 13, 2006, Subtel filed the ministerial decrees assigning these concessions to Telmex and VTR with the Chilean General Comptroller, which granted the concession to Telmex and published its official approval in the Official Gazette on January 3, 2007. The General Comptroller's review of the decrees granting concessions to VTR is still pending as of January 31, 2007.

The Ministry of Transportation and Telecommunications, through resolutions Nos. 64 and 65, both dated January 20, 2006, awarded the regional concessions to provide wireless local telephone service in regions XI and XII to Telefónica Chile as sole bidder.

Modifications to the regulatory framework

• Commission of Telecommunications Experts
On May 17 , 2006 , the Minister of Transportation and Telecommunications convened a commission of experts for the purpose of preventing regulations from becoming obsolete. The work of the commission is to be performed in two stages. In the initial stage, terms of reference for a telecommunications industry review were to be crafted over a 90-day period. The second stage calls, over the course of one year, for proposing regulations consistent with industry demands; generating greater competition; eliminating barriers to entry; and identifying consumer guarantees and rights.

On October 11, 2006, the commission of experts issued a report entitled “Strategic Review of Telecommunications Regulations – Terms of Reference”, containing terms of reference for a future review of the telecommunications industry and identifying basic policy considerations including: the promotion of competition, tariff and access fee regulation, radio-electric spectrum management, equitable access to basic telecommunications services, quality of service, and the regulatory institutional framework.

22 Telefónica Chile | Annual Report 2006

• Public inquiry on “Removing obstacles for telecommunications development in the short term”
On May 18, 2006, Subtel made a public inquiry to identify barriers and obstacles in the technical and regulatory standards that impair efficient market development in terms of competition, investment incentives, and protection of telecommunications service users and customers. This public consultation is ultimately aimed at identifying changes that can be made in the short term, such as repealing, amending, formally interpreting or making additions to any obsolete, ambiguous or missing legal provision, in order to create a more equitable, competitive sector.

On October 13, 2006, Subtel published a response to the 350 contributions received, addressing, among others, proposals by Telefónica Chile, Movistar, Telmex, Terra, Entel, VTR, Telefónica del Sur, Colegio de Ingenieros, and Grupo GTD. The response also includes a list of the commitments and actions to be undertaken by Subtel in connection with this issue.

• Public inquiry on “Bill amending law No. 18,168 (the General Telecommunications Act) so as to create a panel of experts to resolve disputes arising in the telecommunications industry”
On September 6, 2006, Subtel announced a public inquiry on a bill to create a panel of experts, made up of seven professionals, to resolve disputes in the telecommunications industry. The document proposes, among other things, a list of matters to be resolved by the panel, the panel’s powers and duties, its composition (five engineers and two attorneys named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel will be borne by the concession holders on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them as well as the nature and complexity of these disputes.

Telefónica Chile duly submitted its proposal and comments, along with Movistar, Telmex, Telefónica del Sur and Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

The Ministry of Transportation and Telecommunications, acting through Subtel, is preparing an amended draft of the General Telecommunications Act.

• Public inquiry on rules governing public voice over internet service
On December 20, 2006, Subtel made a public inquiry on a bill to define the rules that govern the public voice over Internet service.

Telefónica Chile sent its comments and proposals on January 26, 2007, as required.

• Bill to amend the free competition act.
On June 6, 2006, the Chilean government announced a legal initiative seeking to amend the law on free competition to eliminate the risks implicit in market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (US$ 22 million).

Mission and Corporate and Business Strategy

Mission

Telefónica Chile’s mission is to lead the growth and innovative development of the Information Society in Chile by building relationships of deep-seated trust and mutual benefit with customers, employees, shareholders, the government, and the country at large. Telefónica Chile thus underscores its sense of responsibility a n d u n w a v e r i n g c o m m i t m e n t t o t h e development of Chile. For these reasons, in 2006, Telefónica Chile invested more than US$100 million in the development of broadband technologies, television and IP solutions, representing more than 50% of the Company’s total capital expenditures.

Corporate and Business Strategy

Telefónica Chile’s corporate and business strategy is focused on being the most competitive, leading telecommunications company in Chile. Its focus is on the customer, who constitutes the basis for growth and drives the Company’s goal of creating value for all its stakeholders. In this context, the Company’s strategic priority is to position itself as the market’s preferred brand through:

  A diversified offering of comprehensive and innovative solutions, competitive in terms of both quality and price, and tailored to each business segment.
  The improvement of quality of service as the foundation for our customers’ satisfaction.
  The development of a corporate reputation that is consistent with our business strategy. The management strategy to achieve these objectives is based on:
- Having the best human capital available, and ensuring that our team is constantly motivated and empowered to achieve the Company’s objectives.
- Promoting a customer-oriented culture of excellence and innovation in all areas of the Company, particularly by focusing on the improvement of quality standards, systems and network excellence, and reformulation of processes.
- An infrastructure that provides a competitive advantage and that is oriented toward investment in the businesses with greatest potential.

26 Telefónica Chile | Annual Report 2006

- Consolidating our financial structure in terms of debt ratios and interest coverage.
- Obtaining a return on operations in line with market demands and focusing on continuous innovation and enhanced productivity.
- Service segmented by customer type us to better serve needs and service expectations.
- Satisfying clients and strengthening client loyalty to assure profitability and ongoing presence in the Chilean market.

The strategic focuses by business area are:

Residential Segment

  Fostering customer loyalty through a bundled offering of services that leverages flexible plans of minutes, broadband, television and value-added services as a response to customer needs in a convergent business.
  Developing an extensive service offering over ADSL broadband, making the digital home concept a reality. One of the primary services currently in development is a television service (IPTV) that will introduce the concept of interactive entertainment.
  Developing low-cost, mass solutions allowing digital inclusion in the lower income segments of the population.

Small and Medium Enterprises Segment

  Providing flexible solutions and comprehensive services in the areas of information and communication technology (ICT), satisfying the specific needs of the SME by distinguishing ourselves on the basis of quality and service.
  Expanding broadband services, advanced communications solutions, and industry applications that increase this segment’s productivity.

Corporate Communications Segment

  Strengthening the Company’s long-term relations with its business and large corporate customers by offering comprehensive telecommunications solutions through the IP- driven convergence of voice, data, and video. Special emphasis will be placed on helping customers to improve their efficiency through telecommunications support, from infrastructure to engineering and consulting.
  Technological differentiation through continuous improvement of the IP network, Telefónica Data Internet Center services and IT outsourcing.

Wholesale Segment

  Offer solutions to telecom industry operators that need to expand their nacional coverage, for their own use as well as for third parties.
  Deliver a range of regulated and non-regulated services, according to the needs of the sector and in line with current legal requirements and industry quality standards.

Quality of Service

The quality of service provided by the Company to its customers is one of the biggest challenges facing Telefónica Chile, in its efforts to consolidate its competitive and leadership positions. During 2006, the Company faced an extensive and persistent problem with copper cable theft, damaging its network and placing further demands on the already depleted installment and repair capacity. This situation has had a significant impact on the Company’s quality indicators, and as a result the Company has made a commitment to improve its levels of quality through a process of profound change. This process will take time, and it will operate on a number of levels. In 2006, Telefónica Chile implemented a new “quality organization” in line with the Telefónica Group’s regional structure. The primary objective of the quality organization is to help operating areas reach the proposed levels of quality.

01 | 03 The Company

Telecommunications Products and Services

Fixed Telecommunications, Broadband, and Television Business

Fixed Telecommunications:
The focus of the Fixed Telecommunications business in 2006 was the marketing of bundles of voice, broadband, and, starting in June 2006, television products. Over the course of the year, “Build your own Dúo” and “Build your own Trío” sales campaigns were launched with a primary benefit of providing flexibility to enable customers to choose the services they want based on their own interests; customers can build their own service package, with the amount of voice minutes they need, the broadband speed they require, and the TV plan that suits their personal taste. At December 31, 2006, 32% of the Company’s customers had more than one product with Telefónica Chile, compared to only 19% in 2005.

Additionally, to improve service quality, in 2006 a standardized service model was applied to all of Telefónica Chile’s business offices (76 offices throughout the country). This standardized model was designed to provide customers with more effective, integrated points of service that offer sales, collections and customer service all in one convenient location. During the year, 14 of these offices were outfitted with modernized infrastructure and furnishings, in accordance with the Company’s corporate image. This process will continue during 2007, covering the remainder of the 76 offices.

Below are descriptions of the fixed telecommunications products and services provided by the Company:

Basic Telephone Service (Voice):
The Company provides basic telephone services to its customers over the public telephone network.

During 2006, Telefónica Chile connected 384,002 fixed lines (including prepaid), ending the year with a total of 2,215,629 lines in service, of which 70% represent Residential customers; 18%, SME customers; 11%, Corporate Communications customers; and 1%, Wholesale customers. In 2006, the Company reviewed its portfolio of lines and eliminated lines that were not generating traffic, which were primarily prepaid lines. This process led to a 4.8% drop in the average number of lines in service with respect to 2005.

Regulated plans
These services include telephone line service (fixed monthly charge); local traffic (measured local service and local tranche); and connection to the public network, among others.

Plans of minutes (plans associated with tariff flexibility):
Starting in 2004, the Company began to market flexible tariff plans (see Regulatory Framework) as an alternative to the regulated plan, such as: (i) Planes de Minutos (Plans of Minutes), consisting of telephone service with a certain number of minutes for a fixed flat rate, (ii) Línea Económica (Economy Line), consisting of a monthly amount from which customer calls are deducted, allowing for additional calls to

30 Telefónica Chile | Annual Report 2006

be placed using prepaid cards (iii) Línea Super Económica (Super Economy Line), which enables customers to make calls for a certain number of minutes through prepaid cards charged on a monthly basis; and (iv) bundled services, such as broadband plus plans of minutes.

At December 31, 2006, flexible plans totaled 1,324,597 lines, accounting for 59.8% of the Company’s lines in service. Revenues from these flexible plans accounted for 15.7% of consolidated revenues. The plans of minutes have helped counteract the fall in fixed lines, as they are marketed as part of bundles with broadband and television.

Prepaid services
Prepaid services have supported the development of alternatives to the traditional, regulated plan; these services are associated with tariff flexibility.

The “Tarjeta Línea Propia” (TLP) prepaid card allows users to make calls from any fixed telephone, public telephones and enabled mobile phones.

This product allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses.

At December 31, 2006, 17 million TLPs were sold at Ch$ 1,000 each, representing a 4.9% increase over 2005. The total number of prepaid lines reached 360,970 in 2006.

Broadband:
Telefónica Chile offers broadband ADSL technology to Residential, SME, and Corporate customers, as well as to Internet Service Providers (ISPs) for resale to their respective users.

In 2006, broadband showed strong growth as a result of the Company’s bundling, flexibility and segmentation strategy, increasing 57.7% in the period. The progress made in the broadband business has laid the foundation for the development of new services and content, with broadband serving as the primary gateway into households.

In this context, various business actions were undertaken during the year, including the innovative implementation of a broadband self-installation kit for customers, the addition of a customer PC care service called “Doctor Speedy”, and access to all of Telefónica Chile’s Hot Spots throughout the country free of charge for customers. This is in addition to the success of the Dúo campaigns, consisting of broadband plus plans of minutes, and the Trío campaigns, incorporating television, for residential customers, as well as the broadband campaigns for SMEs.

Value-added services such as the “Security Suite”, which includes antivirus, firewall and parental control for the Internet, among others, were also launched during the year.

At December 31, 2006, ADSL broadband connections totaled 495,479, of which 78% were Residential customers, 17% by SMEs, 2% by Corporate Communications customers, and 3% by Wholesale customers.

Digital Television:
On June 14, 2006, Telefónica Chile launched its pay television service, with a flexible marketing format unique to the local market.

Telefónica Chile was the first company to make pay television flexible, with an offering tailored to the interests and budget of each home, where customers pay for what they watch. The "Telefónica TV Digital" offering provides an entry-level plan for Ch$ 9,900 (US$ 18), including a selection of the channels in greatest demand such as the Canal del Fútbol (soccer channel), Disney Channel, Discovery Channel, TNT, Sony, Warner, ESPN, and Fox, among others. The customer can add various thematic or premium movie plans, family, sports, and premiere film channels to this format for different prices.

The service has national coverage and offers customers additional services, including parental control, an on-screen programming guide, program reminders, access to pay-per-view service, and a thematic search feature, among others.

The pay TV service is provided by the Telefónica Multimedia Chile S.A. subsidiary, and it is marketed in bundles: “Dúo” – combining television and fixed telephone service – and “Trío”, combining television, fixed telephony, and broadband service.

The launch of this service has stimulated the pay television market in Chile, increasing the customer base while facilitating access to new customers. Growth is achieved through the flexibility provided to the customer, who can purchase a convenient service based on his or her interests and budget.

At December 31, 2006, after only six months of operation, the Company had 94,209 pay TV customers, representing an 8.7% market share (and making it the number two pay television operator in the country).

Other Fixed Telecommunications Services:

Public Telephones:
The Company manages public telephones installed on public streets as well as inside commercial locations, buildings, communities and call centers. It also provides sales and post-sales services to third parties associated with the maintenance of public telephones purchased from the Company.

At December 31, 2006, the Company posted an 11.7% decrease in the number of public telephones, with a total of 10,000 smart public telephones (which can make calls with coins or prepaid cards) and 10,523 licensee telephones, phone booths, and community lines located inside buildings and communities (these only allow calls to 800 numbers or by using prepaid cards or the automatic collect call service).

Security and alarm monitoring services:
Telefónica Chile, through its subsidiary Telemergencia, offers alarm monitoring services connected over the telephone line to a security platform to Residential customers and to Small and Medium-Sized Enterprises (SMEs) nationwide. In 2006, Telemergencia was the first company in the market to offer customers the option to purchase alarm equipment, rather than leasing it. The company also launched three monitoring plans, Premium, Elite and Exclusive, allowing each customer to select the type of service that best suits his or her needs.

Value-added services:
Telefónica Chile markets value-added services, such as caller ID, voice mail, call waiting, call forwarding, call waiting ID, control over outgoing call traffic to mobile phones, and information and entertainment services (600 and 700 numbers). The Company also markets advanced telecommunications equipment to the Residential, SME, and Corporate Communications segments.

ISP
In addition the Company provides its SME customers with access to the Internet over analog lines. Through its subsidiary Telefónica Internet Empresas (TIE), the Company provides Internet browsing services to SMEs and Corporate Communications clients through dedicated switched links and via ADSL.

Telephone Directory
Under an agreement with Impresora y Comercial Publiguías S.A. (“Publiguías”), Telefónica Chile receives a percentage of the revenues generated by Yellow Pages and White Pages advertising sales. This agreement was renewed in August 2006 for a five-year period that can be extended by two additional years.

Publiguías also prints and distributes telephone directories from the customer database provided by Telefónica Chile.

Long distance business
Telefónica Chile offers long distance services through its subsidiary Telefónica Larga Distancia, which was formed through the merger of the subsidiaries Telefónica Mundo and Globus 120

32 Telefónica Chile | Annual Report 2006

on April 30, 2006. Telefónica Larga Distancia’s objective is to meet its customers’ various needs through a broad offering of public and private voice, data, and video services over the domestic and international long distance network.

In addition, to achieve a return on long distance network capacity, both domestically and internationally, the Company is serving the voice transport and capacity needs of other telecommunications operators, including intermediary service companies with and without their own networks, mobile companies, and Internet Service Providers (ISPs).

In 2006, this business’s market share represented 36.3% of domestic long distance (DLD) voice traffic and 34.1% of outgoing international long distance (ILD) voice traffic.

The challenges currently facing the long distance business include: (i) its substitution with mobile telephony, e-mail and the Internet, (ii) the increase in domestic lines blocked for long distance calling, and (iii) significant price- competition in international long distance.

Nevertheless, Telefónica Chile continues to benefit from its existing infrastructure that does not require new investment, as well as generation of cash flows from long distance services.

In order to streamline Telefónica Larga Distancia operations, in June 2006, billing and sales functions were outsourced to an independent firm. As a result, the subsidiary has been able to leverage synergies, and its operations have become more flexible.

In addition to offering traditional long distance traffic services under the multi-carrier system, the company’s strategy includes many plans to generate traffic, enhance customer loyalty, and maximize usage of the existing network and infrastructure. These plans consist of domestic or international long distance calls at a fixed monthly price, with preferred rates or discounts for use of frequent routes, on specific schedules. Highlights for 2006 include the launch of “188 en movimiento” (Mobile 188) and unlimited plans, which are plans of minutes aimed at Residential customers. At December 31, 2006, 288,400 customers had plans under contract.

Thus, Telefónica Larga Distancia has been able to overcome the industry’s downward trend. During 2006, the Company's traffic fell 10% in domestic long distance traffic and increased 3.9% in international long distance traffic.

Corporate communications
Through the subsidiary Telefónica Empresas, the Corporate Communications business has the mission of providing a comprehensive response to the communications needs of the larger and more complex organizations in Chile. Telefónica Empresas’ clients include ministries, public institutions, associations, and large corporations, both national and international, that are involved in a broad range of economic activities.

“Communications” constitute an essential component in these clients’ mission-critical processes. For this reason, the services provided by Telefónica Empresas are subject to continuous challenges: increasing capacity, availability, and quality standards, and the growing convergence and integration of different technologies. By integrating technologies, this company delivers solutions that add value to the client’s business through new applications that better serve their needs.

One of the primary services provided by Telefónica Empresas is data transmission, mainly through IP technology-based services. In some cases, circuit-based solutions and value-added services are delivered through advanced data links like Frame Relay and ATM. Telefónica Empresas also provides corporate clients with basic telephony solutions, advanced solutions, and private IP telephony and IP Centrex solutions based on the Next Generation Network infrastructure. Solutions such as PABX, videoconferencing, and point-to-point data circuits are also offered. Telefónica Empresas also provides advanced telecommunications solutions in the form of consulting projects, professional services, and outsourcing.

These services are complemented with international services tailored to client needs. These services take advantage of the Telefónica Group’s network and international presence, delivering value for global clients.

In 2006, major projects were commissioned with clients in the public sector (the police department’s logistics department, the special investigation police force, the National Forestry Department, and the Department of Justice, among others) and private sector (Automática y Regulación Auter S.A., ORSAN Red Comercio S.A., Pullman Cargo S.A., and LAN Airlines S.A., among others). It is important to note that

Telefónica Empresas has a Datacenter for hosting equipment to support and ensure our clients’ business continuity by providing a main or backup storage site.

The Datacenter was certified in 2005 under standard BS 7799-2:2002, which means that it has a secure information management system for the help desk, operations, reporting, infrastructure, engineering, and implementation. This certificate guarantees control over the level of security of the information included in the processes. Our Datacenter is expected to obtain ISO-27001 certification during 2007, which will contribute to the ongoing improvements in our Datacenter services.

Other businesses

t-gestiona
Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona), a subsidiary of Telefónica Chile, provides support services to all Company subsidiaries and other Telefónica Group companies. Its services include logistics, e-learning, accounting, fund management, collections, insurance, payroll, real estate management and general services. The t-gestiona strategy is focused on positioning itself as a provider of shared services, primarily within the Telefónica Group, and to a lesser extent to with parties, having established an alliance with Telefónica Empresas to market its services. This subsidiary’s strategy is based on its unwavering objective of making efficient use of resources and continued improvement of its processes.

Fundación Telefónica
Fundación Telefónica, a nonprofit organization created to develop and channel the community and cultural activities of the Telefónica Group companies in Chile, continues to support digital literacy in this country by providing Internet training to teachers, community leaders, and the disabled.

In addition, in 2006, the Sala de Arte Fundación Telefónica (Hall of the Arts), now in its tenth year, presented “Largo paréntesis,” by renowned Chilean graphic artist Eduardo Garreaud, followed by Vicente Gajardo’s sculpture exhibit “La imaginación de las piedras. ” Finally, to celebrate its anniversary, the Hall presented Alfredo Jaar’s much anticipated Chilean exhibit, Jaar SCL 2006, which has welcomed approximately 20,000 visitors since the end of October. In the midst of the Jaar exhibit, Critics’ Week was held, with the participation of noted international thinkers and artists, drawing over 2,000 attendees.

Fundación Telefónica also continues its program of traveling exhibits as a form of national cultural outreach. “ArteNiño,” an exhibit by Roberto Edwards, visited the cities of Punta Arenas, La Serena, and Iquique during the year.

Fundación Telefónica continues making efforts to contribute to the improvement of the quality and equality of Chilean educational opportunities through the Educación a través del Arte (Education Through Art) program, which links the content of exhibits to required coursework in the Chilean education system, providing teachers at all education levels with lesson plans. It has also continued with the Internet Educativa (Educational Internet) project, which provides educational institutions nationwide with free Internet connections. Likewise, the content at the educational portal Educared.cl has been expanded with information for the student community, new content for special education, and more multimedia tools for teaching science, math, and technology.

34 Telefónica Chile | Annual Report 2006

Analysis of Consolidated Results

Fiscal year 2006 operating revenues amounted to Ch$ 577.2 billion, having declined by 2.6% with respect to 2005 revenues. This change was principally due to (i) a 2.5% drop in revenues from fixed telecommunications, which totaled Ch$ 439.548 billion and which account for 76.1% of 2006 consolidated revenues, as a result of lower traffic per line and fewer lines in service, and (ii) a 4.7% drop revenues from in corporate communications, which totaled Ch$ 76.1 billion and which constitute 13.5% of consolidated revenues, as a result of lower revenues from the sale of terminal equipment and data services. The integration and innovation strategy implemented by the Company in 2006 has encouraged regulated customers to migrate to flexible plans and has led to bundling with broadband and television, generating revenue growth that has largely offset the decline in the Company’s traditional business (fixed charge and variable charge). Long-distance revenues fell by 0.5% to Ch$ 58.9 billion, accounting for 10.5% of consolidated revenues. It is worth noting that the 2005 fiscal year includes an extraordinary charge of Ch$ 2.6 billion in international long distance revenues.

Fiscal year 2006 operating costs totaled Ch$ 494.6 billion, a 1.9% decline with respect to 2005. This is primarily due to lower salaries, which dropped by 15.0% principally as a result of a personnel restructuring carried out in early 2006, and a 1.7% drop in other operating costs, in line with the Company’s cost containment policy.

The above decline was partially offset by a 3.2% increase in depreciation.

As a result, 2006 operating income totaled Ch$ 82.6 billion, representing a 7.1% decline with respect to the prior year, while the operating margin was 14.3%, compared with 15% in 2005. Telefónica Chile’s 2006 EBITDA (operating results plus depreciation) totaled Ch$ 289.9 billion, generating a 50.2% margin over consolidated revenues.

The Company recorded a non-operating loss of Ch$ 29.7 billion for 2006, which increased by 2.1% with respect to the prior year non-operating loss. This is primarily due to a drop in financial income (-45.6%) and other non-operating income (-49%), while other non-operating expenses rose by 24.7% for a deficit of Ch$ 16.6 billion resulting from the restructuring completed in early 2006. However, the above was offset by lower financial expenses, which amounted to Ch$ 19.5billion, 35.3% below 2005, primarily due to lower financial debt and an improved international risk rating, which rose from Baa2 to Baa1 (Moody's).

At December 31, 2006, Telefónica Chile posted consolidated net income of Ch$ 23.4 billion, compared to Ch$ 25.7 billion at December 31, 2005.

Operating costs declined 1.9 % driven by the Company’s cost containment efforts.

Investment and Financing

Investment
In 2006, Telefónica Chile’s investments totaled US$ 205 million.

The main focus of these investments was consolidating broadband growth and launching a new product: digital television. This new product complements Telefónica Chile’s telecommunications and entertainment service bundles, integrating voice, data, and digital television into a flexible package that can be tailored to each customer’s needs.

The investment plan for the year also included continuing the initiative to upgrade the Company’s operational support systems by improving the tools that support its business, technical, and administrative management.

With regard to the Company’s traditional business, investment was focused on maximizing installed capacity, marketing telephone lines, and starting a network improvement and plant modernization plan, aimed at increasing the standard of quality of service.

It is important to note that during 2006, Telefónica Chile’s networks were seriously impacted by an increase in thefts of copper cables, which had to be absorbed into the investment plan, with US$ 13 million devoted to replacing the affected networks.

A breakdown of investments by business area is shown in the table at left.

2006 Investments in Fixed Assets

Business Area	Millions of US$

Primary Projects
Traditional services
Installed capacity utilization, sale of fixed lines	41.7
and equipment, and service maintenance
Broadband services
ADSL access and services	49.0
Television services
Distribution of television and entertainment signals	42.7
through digital and interactive networks.
Corporate Communications
Private services and IP network, acquisition of PABX equipment	36.6

Systems
Billing, management, and delivery systems, and other IT services	24.7
Other
Other businesses, administrative investments	10.0

Total	204.7

Financing
In 2006, Telefónica Chile continued its strategy of strengthening its financial structure and reducing financial expenses. At December 31, 2006, the Company had total financial debt of US$ 754 million, down 21% with respect to 2005. This was achieved primarily through greater cash flow, which enabled the Company to reduce its debt by US$ 212 million through repayments on Yankee bonds in the U.S. market and the maturity of commercial paper issued on the local market.

The sources of financing were primarily operating funds, the issuance of local Series ’L”bonds, and the issuance of commercial paper. These sources enabled the Company to make investments of US$ 205 million and debt repayments of US$ 315 million. Additionally, US$ 123 million was paid in dividends.

36 Telefónica Chile | Annual Report 2006

The breakdown of financing activities for 2006 is as follows:

Repayments:

  US$ 206 million in Yankee Bonds (January and July).
  US$ 107 million in commercial paper paid at maturity (March and April).
  US$ 2 million repayment of local Series F Bond (April and October).

New Debt Issues (net):

  US$ 103 million (UF 3 million). On March 29, 2006, a Series ’L”Bond was placed on the local market with a seven-year term, a balloon maturity in October 2012, and an annual interest rate of UF + 4.18%. There is a redemption option commencing on October 25, 2007.

Renegotiation of Local Series ’F”Bond:
On March 14, 2006, a meeting of series “F” bondholders was held in order to amend the original credit agreement.

The amendments agreed to at the meeting were as follows:

  To change the limit of the consolidated and individual debt-to-equity ratio from 1.5 to 1.6 times.
  To eliminate the restriction on the interest coverage ratio.
  To amend the clause prohibiting capital reductions.
  To eliminate the prohibition on stock repurchases.

The objective of the foregoing amendments was to align the financial restrictions in the public debt contracts of the Company.

The Company has also continued to maintain a healthy debt-to-equity ratio, which was 0.79 times at December 21, 2006, compared to 0.84 at the end of 2005. Similarly, the interest coverage ratio (EBITDA/net financial expenses) has changed favorably from 13.3 in December 2005 to 18.7 in December 2006.

Foreign exchange and interest rate risk management
The Company maintains U.S. dollar-denominated debt, with floating interest rates in certain cases. As a result, Telefónica Chile is exposed to financial risks related to foreign exchange and/or interest rate fluctuations. Therefore, the Company determines the levels of coverage required for each period based on its exposure.

In 2006, Telefónica Chile hedged 100% of its financial debt against fluctuations in foreign exchange and financial expenses for the next twelve months. This was supplemented by interest-rate fluctuation coverage of 84% of the debt at year-end 2006. It is important to note that the Company uses derivative financial instruments available on the domestic and international markets.

At December 31, 2006, Telefónica Chile had US$ 500 million in foreign currency derivatives hedging dollar-denominated liabilities and cross-currency swaps, protecting obligations subject to floating interest rates (LIBOR).

Property, Suppliers, Logistics, and Insurance

Property
Property, plant and equipment owned by Telefónica Chile and used in its business, such as buildings duly listed in the Real Estate Registry, switching centers, external networks, customer terminal equipment, furniture and office equipment and other work-related items, are distributed throughout Chile.

The Company also operates public and private switching exchange networks, wired circuits, local and long distance fiber optic, radio and microwave circuits.

Suppliers
In 2006, Telefónica Chile’s purchasing totaled US$ 499 million (approximately Ch$ 264.75 billion), awarded to 946 suppliers.

The Company’s top ten suppliers by volume under contract were: IBM Chile, Atento Chile, Marketing y Promociones, Cisco, Observa Telecom, Consorcio RDTC, Publiguías, Teamwork, Pimasa, and Technotrend.

Sixty percent of Telefónica Chile’s purchasing is devoted to the market products, services and works. The remainder is distributed among network infrastructure, information systems and, to a lesser extent, advertising and marketing.

In accordance with the Telefónica Group’s commitment to the economic and social progress of the countries where it has a presence, 74% of Telefónica Chile’s purchases were awarded to Chilean suppliers.

The Company uses Adquira software to manage supplier bidding and negotiation processes, and as a complement to the Adquira platform, the Telefónica Group companies have been implementing a new purchase negotiation system through electronic auctions. In Chile, the procurement volume negotiated in 2006 through the Adquira electronic marketplace was US$ 390 million, associated with 1,300 purchase transactions, and of this amount, US$ 71.2 million was awarded through the electronic auction system in 74 purchase transactions. This new system provides greater transparency and objectivity in the procurement process, and equal opportunities for all bidding suppliers, while contributing greater flexibility and simplifying procurement management.

Logistics
Telefónica Chile has a Logistics Distribution Center with a storage capacity of 6,000 square meters. In 2006, use of installed capacity was over 85% for the various types of storage. There was also a continued decrease in logistics assets, both in inventory and warehouses.

Trademarks
In order to distinguish and market their products domestically, the Company and its subsidiaries use various trademarks, which are duly registered with the Ministry of Economy’s Industrial Property Department.

Insurance
According to Telefónica Chile’s risk management policy, the Company decides whether to transfer risks to insurance companies on a case-by-case basis. If it elects to do so, standard coverage available on the market is applied, or coverage is adapted to the specific risk in particularly complex cases.

The Company’s assets are fully insured against physical damage and lost income due to service shutdown. This coverage includes the risk of fire and associated risks, earthquake, natural disasters, theft, shipment, political risk, employee disloyalty, and domestic transport, among others. The insured amount totals approximately US$ 2.439 billion.

For work performed by independent contractors and outsourced collection centers, overall insurance quotes are requested and coverage is adjusted to the activities performed by the contractors.

The Company also has liability insurance for damage/injury to third parties, as well as other insurance covering executives, staff, vehicles, and imports of equipment and materials.

Risk Factors

Chilean Economy
Since Company operations are located in Chile, they are sensitive to, and depend on, the country’s level of economic activity. During periods of slow economic growth, high levels of unemployment and contraction of domestic demand, local and long distance telephone traffic has been affected, and payment delinquency levels have also increased.

Events occurring in other emerging markets, particularly in Latin America, may also adversely affect Telefónica Chile’s listed stock, the availability of financing, and the value of the domestic currency.

Regulation of the Telecommunications Sector
Approximately 42% of the Company’s 2006 revenues were subject to regulation. In 2004, the public tariff-setting process was undertaken for Telefónica Chile’s fixed telephony services for the period from May 2004 to May 2009, as published in the Official Gazette in February 2005. The tariff model is reviewed every five years, which may significantly affect the Company’s revenues and its ability to compete in the marketplace.

There is also the risk that new regulations or changes in the regulatory framework may have an adverse effect on business activities.

38 Telefónica Chile | Annual Report 2006

Competition
Telefónica Chile faces stiff competition in all of its business areas and believes that this high level of competition will continue. In order to face such competition, the Company continually adapts its business and product strategies by striving to satisfy the demands of current and potential customers.

Technological changes
The telecommunications industry is subject to rapid and significant technological advances and the introduction of new products and services. It is impossible to predict the effect of such technological changes on the market or on Telefónica Chile; the Company’s need to make significant investments in the development or implementation of new competitive technologies; or whether these technologies or services will replace or supplement the products and services currently offered by the Company.

Telefónica Chile is constantly evaluating the introduction of new technologies into its business in light of their potential costs and benefits.

Financial risk
The Company maintains a significant portion of its debt in foreign currency and at variable interest rates. Therefore, the volatility and fluctuation of the peso with respect to other currencies, as well as changes in domestic and international interest rates, may affect the Company’s earnings. Management continuously evaluates its foreign exchange and interest rate risk management policy (see ’Foreign Exchange and Interest Rate Risk Management”).

Failure of the Telecommunications System
Telefónica Chile performs maintenance on its networks and internal systems in order to provide continuous and reliable service to its customers. Nevertheless, a failure of the Company’s telecommunications system could cause prolonged service interruption and even the loss of customers. Some risks that could affect the Company’s networks, systems or infrastructure include: (i) natural disasters such as earthquakes, tsunamis, floods, and fires, among others; (ii) interruption of power supply or scarcity of energy sources; (iii) software or internal computer system defects; (iv) physical damage to the network or infrastructure, including copper cable theft, which has had a growing impact during 2006, due to the high copper prices; and (v) prolonged service interruptions due to the replacement of obsolete equipment, among others. Telefónica Chile cannot guarantee that the measures it takes and the safeguards it has in place will work satisfactorily in the event of an emergency or in unforeseen circumstances.

Shareholder Information

Composition of Capital Stock

At December 31, 2006, the Company’s capital stock was composed of 957,157,085 fully subscribed and paid-in shares, divided into 873,995,447 Series A and 83,161,638 Series B shares.

Shareholders’ Meetings

The General Shareholders’ Meeting of Telefónica Chile was held on April 20, 2006, and all items submitted to a vote were approved, including the 2005 Annual Report, Balance Sheet, and Financial Statements and the payment of a final dividend (No. 171) of Ch$ 15.31 per share, equivalent to Ch$ 14.654 billion, charged to fiscal-year 2005 profits. The dividend was paid on June 22, 2006. On the same day, the Special Shareholders’ Meeting was held, at which shareholders approved the amendment of the corporate bylaws by effecting a capital reduction of Ch$ 40,200,514,000 in order to distribute additional cash to shareholders. This capital distribution was equivalent to $42 per share and was paid on June 15, 2006. In addition, shareholders approved replacing the Company’s trade names with "Telefónica Chile" and amending Article One of the Corporate Bylaws for such purpose.

The controlling shareholder of Telefónica Chile is the Chilean corporation Telefónica Internacional Chile S.A., which holds a 44.89% interest. The shareholders of Telefónica Internacional Chile S.A. are Telefónica Chile Holding B.V. (99.99%) and Telefónica Internacional Holding B.V. (0.01%), both controlled by Telefónica S.A. This Spanish telecommunications company is a publicly-traded corporation whose shares are traded on the Madrid, London, Paris, Frankfurt, Tokyo, New York, Lima, Sao Paulo and Buenos Aires stock exchanges. Its ownership is quite diluted, with shareholders rarely owning more than 5% of the capital stock. Therefore, it is not possible to obtain a breakdown of the individuals and legal entities that hold stock in Telefónica S.A.

Stock Transactions by Directors, Executives and Related Parties

Name	Transaction	Share	Number of Shares		Share	Total
	Date	Series	Buy	Sell	Price (Ch$)	Amount (Ch$)

Julio Covarrubias Fernandez	Apr-21-06	A		13 000	1,175	15,275,000

44 Telefónica Chile | Annual Report 2006

Principal Shareholders	Millions of Shares		Millions of Shares
	(12/31/06)%		(12/31/05)%

Telefónica Internacional Chile S.A.	429.7	44.9%	429.7	44.9%
Citibank N.A. (1)	105.3	11.0%	110.2	11.5%
Chilean Pension Funds	246.0	25.7%	242.2	25.3%
Insurance Companies	12.5	1.3%	13.4	1.4%
Foreign Investment Funds	6.5	0.7%	6.5	0.7%
Employees	0.5	0.0%	0.5	0.1%
Other Shareholders	156.7	16.4%	154.7	16.1%

Total Shares	957.2	100.0%	957.2	100.0%

(1) Depositary Bank acting on behalf of the Company’s ADS holders.

Twelve Largest Shareholders at 12/31/06	Number of	Number of	Total	% Equity
	Series A Shares	Series B Shares		Interest

Telefónica Internacional Chile S.A.	387,993,524	41,739,487	429,733,011	44.9%
Citibank N.A.	105,307,375	0	105,307,375	11.0%
AFP Provida S.A.	61,179,123	5,819,981	66,999,104	7.0%
AFP Habitat S.A.	61,152,400	5,813,466	66,965,866	7.0%
AFP Cuprum S.A.	38,061,323	3,859,418	41,920,741	4.4%
AFP Bansander S.A.	31,656,237	2,295,763	33,952,000	3.5%
Citibank Chile Cta.de Terceros Cap. XIV Res	33,756,939	0	33,756,939	3.5%
AFP Santa Maria S.A.	24,379,690	2,238,363	26,618,053	2.8%
Celfin Capital S.A. Corredores de Bolsa	9,773,121	519,693	10,292,814	1.1%
AFP Planvital S.A.	8,937,995	627,281	9,565,276	1.0%
Banchile Corredores de Bolsa S.A.	8,120,696	643,385	8,764,081	0.9%
Ultra Fondo de Inversiën	8,048,354	0	8,048,354	0.8%

Subtotal	778,366,777	63,556,837	841,923,614	88.0%

Other Shareholders	95,628,670	19,604,801	115,233,471	12.0%

Total	873,995,447	83,161,638	957,157,085	100.0%

Quarterly Traded Volumes and Average Prices

CTC-A			Average
SANTIAGO STOCK EXCHANGE	No. of shares	Ch$ millions	Share Price (Ch$)

1Q04	49,127,784	104,782	2,145
2Q04	52,740,109	98,495	1,873
3Q04	156,816,489	289,002	1,759
4Q04	95,512,164	157,113	1,600
1Q05	51,401,660	82,900	1,631
2Q05	58,834,672	90,188	1,527
3Q05	60,165,060	91,355	1,521
4Q05	66,740,822	84,468	1,267
1Q06	94,601,621	108,929	1,151
2Q06	194,462,986	208,385	1,072
3Q06	85,489,919	81,049	948
4Q06	177,286,165	181,193	1,022

CTC-B			Average
SANTIAGO STOCK EXCHANGE	No. of shares	Ch$ millions	Share Price (Ch$)

1Q04	1,115,835	2,059	1,849
2Q04	875,938	1,391	1,627
3Q04	5,794,672	9,997	1,609
4Q04	1,670,065	2,575	1,522
1Q05	1,085,669	1,691	1,537
2Q05	343,492	486	1,442
3Q05	1,111,976	1,583	1,402
4Q05	892,355	1,138	1,149
1Q06	916,998	950	1,151
2Q06	8,586,121	8,601	1,002
3Q06	772,763	651	843
4Q06	4,981,672	4,548	913

ADRs			Average ADR
NEW YORK STOCK EXCHANGE	No. of ADRs	US$ millions	Price (US$)

1Q04	20,751,700	294	14.58
2Q04	17,415,700	209	11.91
3Q04	25,732,200	300	11.51
4Q04	21,002,900	229	10.74
1Q05	12,586,000	142	10.27
2Q05	14,345,600	150	10.50
3Q05	12,397,100	135	11.06
4Q05	16,142,800	154	9.66
1Q06	20,823,800	182	8.75
2Q06	12,445,500	100	8.08
3Q06	10,582,300	74	7.04
4Q06	9,136,600	71	7.74

46 Telefónica Chile | Annual Report 2006

Share Price Performance

In 2006, the performance of the Chilean markets outpaced expectations and broke historic records. The Selected Share Price Index (IPSA) posted a 37.1% return for the year, and the Chilean General Price Index (IGPA) earned 34.4% . The year began auspiciously, with major gains in January, although there were drops during the second quarter following the hike in U.S. interest rates. The performance of the IPSA was due in part to the strength of the retail and electric sectors, and the solid financial results of the companies making up the index.

The total volume of CTC-A and CTC-B stocks traded in 2006 on the Santiago, Electronic, and Valparaíso Stock Exchanges amounted to US$ 1.249 billion, while the prices of both stocks fell over the course of the year. CTC-A closed at Ch$ 1,050, i.e., 6.2% below its 2005 closing price, while the CTC-B stock dropped 5.0% and closed at Ch$ 951. In 2006, in addition to distributing dividends, in June the Company paid out a capital reduction equivalent to Ch$ 42 per share. The total amount distributed to shareholders in 2006 was US$ 123 million or Ch$ 68.3 per share, equivalent to 6.1% of the CTC-A share price at December 31, 2005.

The markets also showed significant growth in the rest of the world. In the United States, the Dow Jones index rose 16.3% and broke 12,000 for the first time in its history. The ADRian index, which measures price variation of Chilian ADRs listed on the New York Stock Exchange (NYSE), rose 30.4% in 2006. On the other hand, the price of Telefónica Chile’s ADR (1 ADR = 4 CTCA shares) closed the year at US$ 8.03, down 8.8% from 2005. In 2006, the volume of the Company's ADRs traded on the NYSE was US$ 427 million, down 26.7% from the volume traded in 2005.

ADR holders’ stake in the Company fell slightly from 11.5% at December 31, 2005 to 11.0% in 2006, while the ownership interest of Chilean Pension Fund Administrators (AFPs) grew from 25.3% in 2005 to 25.7% in 2006.

Compañia de Telecomunicaciones de Chile S.A. Dividend Distribution Policy

1. For fiscal year 2006 and subsequent years, the Board of Directors intends to distribute 100% of net profits generated during the respective year through an interim dividend to be distributed in November of each year and a final dividend to be distributed in May of each year, to be proposed at the corresponding General Shareholders´ Meeting.

2. The amount of the interim November dividend shall be determined each year based on the earnings for the January-September period of such year.

3. The General Dividend Distribution Policy shall be in keeping with the objectives set forth in the Company’s Financial Plan, which aims to reduce liabilities.

4. This policy reflects the intent of the Board of Directors, and its fulfillment shall be contingent upon the actual profit earned as well as on the Company’s periodic projections or the presence of certain conditions, as the case may be.

5. Dividend payment procedures shall be as follows:

To collect dividends, shareholders may choose one of the following options:

1) Deposit in a checking account held by the shareholder.

2) Deposit in a savings account held by the shareholder.

3) Payment by check sent by certified mail to the shareholder’s address of record.

4) Payment by check to be collected at the offices of DCV Registros S.A., the company responsible for managing the stock ledger for Compañía de Telecomunicaciones de Chile S.A., or at a bank designated by DCV Registros S.A. This form of payment will remain effective throughout the term of the respective agreement with DCV Registros S.A. Otherwise, payment by check or cashier’s check shall be collected at the offices of the Company, at Avenida Providencia 111, Santiago, or at a bank designated by the Company in a timely fashion.

For these purposes, checking or savings accounts may be held at any national bank.

The form of payment selected by each shareholder shall be used for all dividend payments, unless the shareholder serves written notice of change and records a new option.

Shareholders failing to indicate a form of payment shall be paid by check in accordance with Payment Option 4 above.

In the case of bank account deposits, for security reasons, verification thereof by the corresponding banks may be requested. If the accounts indicated by shareholders are denied, whether based on a verification procedure or for any other reason, the dividend shall be paid in accordance with Payment Option 4 above.

ADR holders shall be paid through the Depositary Bank, under the provisions of Title I, Chapter XXVI of the Compendio de Normas de Cambios Internacionales (Compendium of International Foreign Exchange Regulations) of the Central Bank of Chile and the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

48 Telefónica Chile | Annual Report 2006

Dividend Information

Distributable 2006 Income
(In Ch$ at December 31, 2006)

2006 Fiscal Year Earnings	23,353,046,175
Absorption of accum. deficit (Less)	0
Amortization of positive goodwill (Less)	0
Distributable Income	23,353,046,175

Dividends charged to earnings (In Ch$ at December 31, 2006)		Dividends/ Distribuible income

Interim Dividend No. 172 paid in November 2006	10,486,613,023	44.90%
Final Dividend No.173, subject to approval at	12,866,433,152	55.10%
Shareholders’Meeting of April 2007
Retained earnings for fiscal year 2006	0	0%

Profits for Fiscal Year 2006	23,353,046,175	100%

(*) The final dividend will be Ch$ 12,866,433,152, equivalent to Ch$ 13.44234 per share, which, when added to interim dividend No. 172 distributed in November 2006, represents 100% of the profits for fiscal year 2006, pursuant to the provisions of the dividend policy reported in the Shareholders’ Meeting of April 2006.

Dividends charged to profits and other distributions to shareholders paid during the past 5 years
Nominal Chilean pesos per share

	Interim	Interim	Final	Special	Capital
	Dividend 1	Dividend 2	Dividend	Dividend	Distribution

Fiscal Year 2002	-	-	-	-	-
Fiscal Year 2003	-	-	3.20	17.50(1)	-
Fiscal Year 2004	131.44	130.00	58.85	394.33(1)	-
Fiscal Year 2005	11.00	-	- 15.31	50.99(1)	-
Fiscal Year 2006	11.00	-	13.44 (2)	-	41.99(3)

(1) Charged to retained earnings
(2) Final dividend to be submitted for approval at the Shareholders’ Meeting of April 2007 in the amount of Ch$ 12,866,433,152, or Ch$ 13.44234 per share.
(3) At the Special Shareholders’ Meeting held April 20, 2006, a capital reduction was approved in the amount of Ch$ 40.2 billion, equivalent to Ch$ 41.99991 per share, and was paid on June 15, 2006.

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries Investment and Financing Policy

General Policy
In 2006, Compañía de Telecomunicaciones de Chile S.A. (hereinafter ’Telefónica Chile” or the ’Company”) will focus on investing in all business areas defined in its Bylaws, with particular emphasis on the following objectives:

  Meeting the communications needs of current and prospective customers of the Company and its subsidiaries by providing telecommunications, information and audiovisual communications services using the range of available technology, provided that the regulatory framework allows adequate profitability for shareholders.
  Expanding the Company’s activity domestically and internationally through new business opportunities in markets where its telecommunications knowledge and experience allow it to compete profitably.
  Implementing a modern management strategy aimed at maximizing Company value by innovatively and efficiently organizing employees and resources involved in the operation and development of the telecommunications business.
  Ensuring that invested funds are adequately allocated and solvency indicators are met, consistent with domestic and international economic conditions.

This policy framework has been implemented through the creation of the Telefónica Chile group of companies, in which each company independently manages and optimizes its own businesses within the group’s general policies and financial controls, subject to the decisions of each company’s own Board of Directors.

I.- Investment policy
As described in the General Policy, Telefónica Chile will make the necessary investments to fulfill its corporate objective, pursuant to its Bylaws and the goals described. To this end, the Company’s Management has sufficient power and authority to invest in the telecommunications business on the basis of the current regulatory framework, while maintaining its objectives of adequate profitability in keeping with the technical and economic criteria of the various projects in which it invests.

Telefónica Chile will invest in telecommunications-related businesses areas by undertaking projects through the parent company and its subsidiaries and, if applicable, by creating and/or acquiring an equity interest in joint ventures or corporations.

Following is a description of the primary investment projects scheduled by the Telefónica Chile Group for 2006.

1. Areas of Investment

a) Network Infrastructure
Telefónica Chile’s network infrastructure comprises fixed telephony, data, long-distance and IP network platforms. These networks include telecommunications systems and equipment as well as associated intangible assets, and they provide the integrated physical, technological and operational support for the services the Company offers its customers. The associated investments are described below:

Line program
In 2006, Telefónica Chile will continue using available installed capacity to expand service, subject to the rate and regulatory environment. Associated investments involve minor external work for the efficient use of available capacity and internal equipment when demand and the return on such investments so warrant.

Quality of service
This project includes a variety of work aimed at replacing equipment, supporting the networks, preventive maintenance, corrective maintenance due to accidents and third party damage, and providing and replacing tools to better manage network capacity, thereby ensuring reliability in line with international standards.

Long distance voice and data network
Investments in this area include the ongoing development of a domestic and international fiber optic network to ensure the quality of long distance communications, and, based on the Multi-Service Network, creating the

50 Telefónica Chile | Annual Report 2006

infrastructure required to support current and future bandwidth needs and maintain current quality-of-service levels.

Corporate communications
The Company will continue to develop data Network projects and implementing private networks, according to demand and the requirements of customers, companies and corporations. The Company will also offer integrated solutions based on dedicated and switched communication products and services. It will also continue development of the IP network in order to provide a differentiated service offering.

b) Sale of lines
These investments are related to the connection of residential lines, line transfers, extensions, annexes, and others.

c) Public telephony and terminal equipment
These investments are necessary to maintain public telephones and purchase basic terminal equipment for the marketing and sale of lines and advanced equipment with new features that provide new services.

d) Interconnections
These investments include interconnections with long distance carriers, fixed telephone companies, mobile telephone companies and Internet service providers (ISPs). They also include investments in the various services related to network unbundling.

e) Process management information systems
These investments are necessary to provide Telefónica Chile with the information technology infrastructure required to automate and coordinate its business processes and better serve its customers, in line with the most efficient global practices.

f) Broadband and Internet expansion
Telefónica Chile will continue to implement broadband technologies through the integration of xDSL platforms and technologies, the deployment of wireless developments (Wi-Fi), the incorporation of new services for broadband customers, remote monitoring and security services, among other initiatives.

g) Television and contents
Telefonica Chile will develop complementary businesses based on existing network infrastructure, including the creation and distribution of audiovisual content for its clients, such as television.

h) Other businesses
Through its subsidiaries Telepeajes and Telefonica Empresas, the Company will develop web hosting transaction, telecommunications and information systems outsourcing services for its corporate customers.

i) Other investments
These include investments in office and computer equipment for administrative areas, the improvement of administrative and customer service spaces and other minor investments.

2. Estimated Investment
The Group’s maximum investment limit is based on the cost of implementing the projects previously defined under Areas of Investment within the regulatory framework, in order to allow the Group to meet new customer demand using existing capacity. The investments are expected to ensure an adequate return for the Company, provide new services as required by corporate customers, maintain high qualityof-service levels, and support operational and administrative management based on the demands of the Company’s growing customer base.

The maximum investment in partnerships or corporations, both domestically and internationally, is set at 25% of shareholders’ equity based on the last consolidated quarterly balance sheet filed with the Chilean Securities and Exchange Commission.

3. Investment In Financial Instruments
Investments will also be made in financial assets in order to maximize the yield from cash surpluses and offer adequate protection for Company liabilities denominated in various currencies and subject to variable interest rates. The investment portfolio will be diversified along the lines of liquidity, profitability and issuer risk as determined by Company Management, taking also into consideration the hedging of liabilities.

4. Role in controlling areas of investment
Since its investment projects are primarily related to its own line of business, the Telefónica Chile Group has control over their various stages of development.

Should new business ventures require third-party involvement, the Company will enter into appropriate agreements to define their relationships.

II. Financing policy
Emphasis in 2006 will be placed on seeking alternatives to strengthen the Company’s financial structure through new financing arrangements and current debt renegotiation.

The financing sources for 2006 investments shall be managed in keeping with the Company’s long-term financial plan. The funding required during 2006 will be obtained internally; through traditional borrowing; from the sale and leasing of real estate and other property, with or without purchase options; from public or private debt instruments, whether convertible or not, in Chile or abroad; through loans from financial institutions; and in the form of supplier credit, securitization of assets and capital contributions, if strategic considerations so warrant. Other financing alternatives available on the local and international financial markets may also be considered if they provide an adequate liability structure and minimize costs.

Internal resources include book depreciation, other amortization and net profits for the period. Profits for the period constitute a net source of financing in the proportion approved for retention at the General Shareholders’ Meeting.

The Group’s maximum consolidated debt-toequity ratio (indebtedness) may not exceed 1.6. Indebtedness shall be defined as the quotient of Debt divided by Equity. ’Debt” shall be defined as total consolidated liabilities, and ’Equity” as the difference between total consolidated assets and consolidated liabilities. All figures used to calculate this ratio shall be from the same date and in constant currency.

Telefónica Chile will obtain external financing from financial institutions and on the public market and will finance subsidiary needs.

III.- Management’s authority to enter into agreements with creditors providing for guarantees and restrictions on the distribution of dividends
Notwithstanding restrictions provided by law or the Bylaws regarding collateral or security interests securing third party obligations, the Company’s management shall not agree to furnish collateral or security interests to secure the obligations of the Company or third parties other than subsidiaries unless such action is approved at a Special Shareholders’ Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase of real estate or other property secured by the assets being purchased.

The Company may agree with creditors to restrict the distribution of dividends only if so approved at a General or Special Shareholders’ Meeting.

IV.- Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A.
Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. include all networks and switching centers, primary facilities and equipment in service, including real estate and easements required by these facilities for their operation and protected under the respective licensing decrees. Notwithstanding the foregoing, such assets may be modified or replaced in the event of technical or economic obsolescence.

In addition, the essential assets of Compañía de Telecomunicaciones de Chile S.A. include 51% of the capital stock of Telefonica Mundo S.A and Telefónica Empresas Chile S.A., and the assets required to operate said companies, whether under direct ownership or under lease by Compañía de Telecomunicaciones de Chile S.A., and protected under the respective licensing decrees, as well as assets that have been modified or replaced due to technical or economic obsolescence.

Furthermore, should either of the subsidiaries Telefonica Mundo S.A or Telefónica Empresas CTC Chile S.A. call a Special Shareholders’ Meeting for the purpose of disposing of any or all of the assets indicated in the foregoing paragraph, Compañía de Telecomunicaciones

52 Telefónica Chile | Annual Report 2006

de Chile S.A. shall previously call a Special Shareholders’ Meeting of its own to vote on said disposal and terms.

V.- Management’s authority to execute, amend or terminate a purchase, sale or lease agreement for goods and services required for the normal operation of Compañía de Telecomunicaciones de Chile S.A
In addition to the power and authority vested in it, the Company’s management shall, pursuant to its Bylaws, have sufficient power and authority to execute, amend or terminate purchase, sale or lease agreements for goods and services required for the normal operation of the Company, within the applicable legal framework and subject to prevailing market conditions for goods or services of the same type, quality, characteristics and condition.

However, Management may not dispose of any assets or ownership rights deemed essential to its operation without prior approval at a Special Shareholders’ Meeting.

Management Organization and Human Resources

Board of Directors

In accordance with the Company’s Bylaws, the Board of Directors comprises seven directors and their respective alternates. Six directors and their alternates are elected by holders of Series A shares, and one director and his/her alternate by holders of Series B shares. Alternate directors take part in the Board meetings and may only vote in the absence of their respective director. Company Bylaws require that the director and alternate director elected by holders of Series B stock be shareholders in the Company.

If a vacancy occurs on the Board of Directors, the respective alternate director will assume the duties of the vacant directorship for the remainder of the term. Upon any alternate director’s resignation, death, or legal disqualification, the Board may appoint a replacement to serve until the next General Shareholders’ Meeting, where elections shall be held for the entire board.

The current Board of Directors of Telefónica Chile was elected at the General Shareholders’ Meeting held April 14, 2005, for a three-year term. On April 27, 2006, Chairman of the Board Bruno Philippi and his alternate, Mr. José María Alva rez-Pallete, resigned. The Board of Directors named Mr. Emilio Gilolmo as Mr. Philippi's replacement. Consequently, the entire Board must be renewed at the 2007 General Shareholders’ Meeting.

At December 31, 2006, the Board of Directors is made up of the following directors and alternates:

Series A Directors

Chairman
EMILIO GILOLMO LOPEZ
Tax ID No.: 48.103.811-1
Attorney-at-law, Universidad de Madrid, Spain
Political Scientist, Universidad de Madrid, Spain

Vice Chairman
NARCIS SERRA SERRA
Tax ID No.: 48.094.895-5
Economist, Universidad de Barcelona, Spain
Ph.D. in Economics, Universidad Autónoma de Barcelona, Spain

ANDRÉS CONCHA RODRÍGUEZ
Tax ID No.: 4.773.967-5
Commercial Engineer, Universidad de Chile

FERNANDO BUSTAMANTE HUERTA
Tax ID No.: 3.923.309-6
Accountant-Auditor, Universidad de Chile

PATRICIO ROJAS RAMOS
Tax ID No.: 7.242.296-1
Economist, Universidad Católica de Chile
Ph.D. in Economics, Massachusetts Institute of Technology, USA

HERNÁN CHEYRE VALENZUELA
Tax ID No.: 6.375.408-0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economics, University of Chicago, USA

Series B Director

MARCO COLODRO HADJES
Tax ID No.: 4.171.576-6
Economist, Universidad Católica de Chile
Ph.D. in Economics, Université de Paris, France

Series A Alternate Directors

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ
Tax ID No.: 48.088.631-3
Economist, Universidad Complutense de Madrid, Spain

MANUEL ALVAREZ TRONGE ZINDER
Tax ID No.: 48.103.713-1
Attorney-at-law, Universidad de Buenos Aires, Argentina

LUIS CID ALONSO
Tax ID No.: 9.980.311-8
Entrepreneur

BENJAMÍN HOLMES BIERWIRTH
Tax ID No.: 4.773.751-6
Commercial Engineer, Universidad de Chile

CARLOS DIAZ VERGARA
Tax ID No.: 7.033.701-0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economics, University of California, Los Angeles (UCLA), USA

Series B Alternate Director

ALFONSO FERRARI HERRERO
Tax ID No.:48.078.156-2
Industrial Engineer, Universidad Politécnica de Madrid, Spain
MBA, Harvard University, USA

Secretary of the Board of Directors

CRISTIÁN ANINAT SALAS
Tax ID No.: 6.284.875-8
Attorney-at-law, Universidad Católica de Chile

(At December 31, 2006, one alternate director position is vacant, as Mr. Manoel Amorin submitted his resignation at the November 22 Board meeting.)

56 Telefónica Chile | Annual Report 2006

Compensation of Directors of Telefónica Chile and Subsidiaries

Each Telefónica Chile director and alternate director receives monthly compensation (fees) equal to 120 UTM (Chilean inflation-adjusted monetary unit, equivalent to Ch$ 32,206 at December 31, 2006) for attending Board meetings, being required to attend at least one meeting per month. The Chairman of the Board of Directors receives twice the compensation paid to each director, while the Vice Chairman receives 1.5 times the compensation of each director. Directors’ fees are approved annually at the General Shareholders’ Meeting and represent the sole compensation paid to the Directors.

Subsidiaries pay no compensation to their directors.

2006 Board of Directors’ Expenses

From January 1 to December 31, 2006, the Board of Directors received the following total gross compensation:

Board of Directors Compensation Compañía de Telecomunicaciones de Chile S.A. Directors	Title	Compensation Total 2006 (in Ch$ at 12/31/06)	Compensation Total 2005 (in Ch$ at 12/31/05)

EMILIO GILOLMO LOPEZ (1)	Chairman	61,624,647	0
NARCIS SERRA SERRA	Vice Chairman	69,332,930	67,496,414
ANDRES CONCHA RODRIGUEZ	Series A Director	34,697,614	45,214,848
FERNANDO BUSTAMANTE HUERTA	Series A Director	46,230,196	45,214,848
PATRICIO ROJAS RAMOS	Series A Director	46,253,220	33,846,193
HERNAN CHEYRE VALENZUELA	Series A Director	46,253,220	45,214,848
MARCO COLODRO HADJES	Series B Director	46,253,220	45,214,848

JOSE MARIA ALVAREZ PALLETE LOPEZ	Series A Alternate	38,578,330	45,135,891
MANUEL ALVAREZ TRONGE (1)	Series A Alternate	23,119,338	0
LUIS CID ALONSO	Series A Alternate	46,253,220	45,214,848
BENJAMIN HOLMES BIERWIRTH	Series A Alternate	46,253,220	33,846,193
CARLOS DIAZ VERGARA	Series A Alternate	46,253,220	45,214,848
ALFONSO FERRARI HERRERO	Series B Alternate	46,221,958	44,990,897
-
BRUNO PHILIPPI IRARRAZABAL		30,881,790	90,429,697
JUAN ROS BRUGUERAS (1)		15,371,307	44,990,897
GUILLERMO ANSALDO (1)		17,218,528	0
MANOEL LUIZ FERRAO DE AMORIN (1) (2)		11,511,435	0
FELIPE MONTT FUENZALIDA (3)		0	11,368,655
ALVARO CLARKE DE LA CERDA (3)		0	11,368,655

Total		672,307,393	654,762,580

(1)	On April 27, 2006 the Board of Directors of Telefónica Chile approved various changes in its makeup. It accepted the resignations tendered by Series A Director and Chairman of the Board Mr. Bruno Philippi. Mr. Emilio Gilolmo López was appointed Series A director and Chairman of the Board. At the same meeting, Series A Alternate Directors Messrs. Juan Carlos Ros and Guillermo Ansaldo resigned and were replaced, respectively, by Messrs. Manuel Alvarez Trongé and Manoel Amorín.
(2)	Resigned as Series A alternate director on November 22.
(3)	Resigned from position on Board of Directors on April 14, 2005, on which date the General Shareholders’ Meeting chose the new members of the Board.

No additional expenses, such as expenses for representation, travel and meals, royalties and/or any other stipend, were incurred in 2006, with the exception of directors’ fees and expenses associated with the cellular equipment assigned to each Board member.

Corporate Governance

Directors’ Committee

Pursuant to Article 50 bis of Law 18,046, all publicly- held companies having market capitalization greater than or equal to UF 1,500,000 must appoint a “Directors’ Committee,” composed of three directors, the majority of whom must be independent of the controlling shareholder.

The members of the Directors’ Committee were elected by the Board of Directors at a meeting held on April 14, 2005 and are as follows:

Director
Emilio Gilolmo López (1)
Patricio Rojas Ramos*
Hernán Cheyre Valenzuela*

Alternate
José María Alvarez-Pallete López
Benjamín Holmes Bierwirth*
Carlos Díaz Vergara *

Directors’ Committee budget and compensation
The 2006 Directors’ Committee budget and monthly compensation were approved at the General Shareholders´ Meeting held April 20, 2006. Each director and alternate receives monthly compensation of UF 30, provided he/she has attended at least one meeting during the month. The operating budget of the Directors’ Committee, totaling Ch$ 75,000,000, was also approved. In 2006, the Directors’ Committee made no use of this budget.

Directors ' Committee Compensation	Title	Compensation Total 2006 (In Ch$ at 12/31/06)	Compensation Total 2005 (in Ch$ at 12/31/05)

EMILIO GILOLMO LÓPEZ (1)	Series A Director	3,847,847	0
PATRICIO ROJAS RAMOS	Series A Director	6,598,451	4,838,318
HERNÁN CHEYRE VALENZUELA	Series A Director	6,598,451	6,456,102
JOSÉ MARÍA ALVAREZ-PALLETE LÓPEZ	Series A Alternate	0	543,557
BENJAMÍN HOLMES BIERWIRTH	Series A Alternate	6,598,451	4,301,780
CARLOS DÍAZ VERGARA	Series A Alternate	6,598,451	6,456,102
BRUNO PHILIPPI IRARRÁZABAL (1)		2,201,938	6,456,102
FELIPE MONTT FUENZALIDA (2)		0	1,617,784
LUIS CID ALONSO (2)		0	1,078,206
ALVARO CLARKE DE LA CERDA (2)		0	1,617,784

Total		32,443,589	33,365,735

(1)	Mr, Bruno Philippi resigned effective April 27, 2006, The Board of Directors named Mr. Emilio Gilolmo as his replacement.
(2)	Resigned on April 14, 2005, on which date the Board elected the new members of the directors’ committee.

*	Director independent of controlling shareholder.

58 Telefónica Chile | Annual Report 2006

Duties and activities of the Directors’ Committee

As provided by law, the duties of the Directors’ Committee are: to review the internal and independent auditors’ reports, balance sheet, and other financial statements presented by management and to issue its opinion on them prior to their presentation to the shareholders; to propose independent auditors and risk rating agencies to the Board of Directors for their subsequent proposal at shareholders' meetings; to examine background information related to transactions pursuant to Articles 44 and 89 of the Corporations Act, and to issue a report thereupon; and to review compensation and bonuses of the chief executive officer and senior executives, as well as any other duty entrusted thereto by the Bylaws, the shareholders or the Board of Directors.

In 2006, the Directors’ Committee held monthly meetings, reviewing, among other matters, the following transactions, which were subsequently approved by the Board of Directors at the Committee’s recommendation:

1. Terra Networks Chile (1)

At meeting No. 651, held January 24, 2006, the Board approved for another year the renewal of the agreement between Telefónica Chile and Terra Networks Chile, a Telefónica Group company, for the marketing of the Speedy product. This agreement involves the payment of up to Ch$ 523 million in commissions. For its part, Terra agrees to market Speedy exclusively and invest at least US$ 700,000 in advertising.

2. Cencosud (2)

At meeting No. 652, held February 28, 2006, the contract between Telefónica Empresas CTC Chile and Cencosud (Mr. Bruno Philippi was director of both companies) for telephone services was approved for a 36-month term, with a present value of UF 20,723.

3. Corporate restructuring (3)

At meeting No. 652, held February 28, 2006, the Board was informed that in January 2006, various transactions were undertaken within group companies in order to implement the corporate restructuring project previously approved by the Board. The following transactions were performed:

  On January 26, Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. sold all of its shares in subsidiaries of Compañía de Telecomunicaciones de Chile S.A. to the subsidiary Telefónica Gestión de Servicios Compartidos and to the parent company for a total of Ch$ 2,372,956.
  On January 26, Telefónica Internet Empresas S.A. sold the entire capital stock of Tecnonautica to Compañía de Telecomunicaciones de Chile S.A. for a total of Ch$ 1,624,273,042, leaving Tecnonautica directly held by to the parent company.
  On January 27, Telefónica Empresas CTC Chile S.A. sold the entire capital stock of Telefónica Internet Empresas S.A. to Compañía de Telecomunicaciones de Chile S.A. for a total of Ch$ 1,468,682,989, leaving Telefónica Internet Empresas S.A. directly subordinated to the parent company.
  In addition, on February 28, 2006, Compañía de Telecomunicaciones de Chile S.A. purchased 1 share of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. for Ch$ 10,734, thus bringing its shareholding to 100%, which led to the dissolution of this subsidiary. As a result, the assets and liabilities of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. were transferred to the parent company,  which shall be its legal successor.

4. Casiopea (1)

At meeting No. 653, held March 30, 2006, renewal of the insurance contract covering Telefónica Chile assets with the reinsurance company Casiopea, a Telefónica Group company, was approved for a total insured amount of US$ 2.439 billion, and an annual premium of US$ 821,801.

5. Terra Networks Chile S.A. (1)

At meeting No. 654, held April 27, 2006, the agreement for the provision of internet access between Telefónica Larga Distancia S.A. and Terra Networks Chile S.A. was approved. Through this contract, Telefónica Larga Distancia S.A. provides international Internet access through an NAP connection for an average price per Mbps of US$ 180. The contract was approved for a one-year term.

6. Publiguías (1)

At meeting No. 654, held April 27, 2006, four contracts between Telefónica Chile and Publiguías, a Telefónica affiliate, were approved for a five-year term, renewable for an additional two years. These contracts involved publishing and production services for the White Pages Directory, 103 information services, sale of database information, and billing and collections.

7. Telefónica Multimedia Perú (1)

At meeting No. 654, held April 27, 2006, a contract was approved between the subsidiary Telefónica Multimedia Chile and Telefónica Multimedia Perú (TMP), a Telefónica Group company, for TV and audio signal capture services, signal encoding and multiplexing, satellite uplink, and technical support. This contract has a five-year term, renewable for two years, with a fixed annual payment to TMP of up to US$ 1.0 million.

8. Telefónica Multimedia Chile (3)

At meeting No. 655, held May 25, 2006, a forward contract in the amount of US$ 4,885,810 between Telefónica Chile and the subsidiary Telefónica Multimedia Chile was approved. The purpose of this contract is to cover Telefónica Multimedia Chile’s foreign exchange risk. In turn, Telefónica Chile will cover this risk in the financial markets.

9. Atento Chile (1)

At meeting No. 655, held May 25, 2006, the contract between Telefónica Chile and Atento Chile S.A., a Telefónica Group company, for the 107, 104, and 105 automated service platforms, business retention and support platforms, and payment mechanisms, was approved for a one-year term and an estimated annual value of Ch$ 11.825 billion.

10. Movistar Chile S.A (1)

At meeting No. 656, held June 22, 2006, the Board approved the contracts between Telefónica Chile and Movistar, a Telefónica Group company, for cross sales of products and services, involving two independent contracts allowing operations in both the residential and business segments.

11. Telefónica Larga Distancia S.A. and Other Subsidiaries (3)

At meeting No. 657, held July 20, 2006, the umbrella agreement for marketing of private services between subsidiary Telefónica Larga Distancia and Telefónica Chile was approved, as was the addendum to the umbrella telecommunications service marketing agreement with Telefónica Empresas Chile, for a total of UF 318 per month. Approval was also granted to the umbrella operating and support services agreement for subsidiary Telefónica Larga Distancia with Telefónica Chile and t-gestiona, which provides for a total of UF 5,174 per month.

12. Telefónica I+D (1)

At meeting No. 657, held July 20, 2006, the Board approved the appointment of Telefónica I+D, a Telefónica Group company, for the expansion of the SIGRES IPTV project in the amount of US$ 1.55 million. The SIGRES project consists of the development of a computer platform for the management of all of the Company’s new services.

13. Telefónica International Wholesale Services Chile (TIWS) (1)

At meeting No. 660, held October 26, 2006, the contract between Telefónica Larga Distancia and TIWS, a Telefónica Group company, whereby TIWS provides international Internet access service, allowing the interconnection to its backbone in the United States, was approved at the following prices: a) payment of a total annual franchise fee of US$ 4,232,250, and b) monthly payments of US$ 85/Mbps for variable capacity.

14. Pléyade Chile (1)

At meeting No. 660, held October 26, 2006, amendments were approved to the contract between Telefónica Gestión de Servicios Compartidos Chile S.A. and Pléyade Chile, a Telefónica Group affiliate, reducing the commission received by t-gestiona for insurance intermediation services from 60% to 30% and shortening the term to December 31, 2007.

60 Telefónica Chile | Annual Report 2006

15.Movistar Chile S.A. (1)

At meeting No. 661, held November 22, 2006, the mobile communications service agreement between Telefónica Chile and Movistar, for purchase of the cellular equipment and traffic plans that Telefónica Chile provides to all its employees, was approved for a monthly amount of Ch$ 44,614,000 for the same number of minutes.

16. Telefónica Argentina S.A. (TASA) (1)

At meeting No. 661, held November 22, 2006, the expansion of Telefónica Larga Distancia’s Austral Punta Arenas long distance network agreement with Telefónica Argentina, a Telefónica Group company, involving various services, was approved for a seven-year term, increasing the original capacity by 2.5 times and involving an increased payment of US$15,864,495.

17. Telefónica Empresas Chile S.A. (1)

At meeting No. 661, held November 22, 2006, execution of a project to establish a regional operations supervision center for multinational clients in the Telefónica Group was approved, thus reducing Telefónica Empresas’ risk of losing major clients, improving service standards, and generating savings of Ch$ 1.299 billion.

18. Atento Chile S.A. (1)

At meeting No. 662, held December 21, 2006, renewal of the post-sales customer service platform agreement between the subsidiary Telemergencia and the affiliated company Atento Chile was approved through April 2007, at an average monthly cost of Ch$ 32.2 million.

19. Movistar Chile S.A. (1)

At meeting No. 662, held December 21, 2006, approval was granted to the cross service offerings between Telefónica Chile and Movistar to better leverage the Speedy WIFI and GRPS networks of Telefónica Chile and Movistar, respectively.

Progress in compliance with the Sarbanes-Oxley Act

The Sarbanes-Oxley Act (SOX), enacted in July 2002, contains various requirements aimed at protecting shareholders through mechanisms designed to prevent financial fraud and ensure the accuracy, completeness, reliability, intelligibility, and timeliness of information presented to the markets. In accordance with the provisions of SOX, 2006 was the first year the Company required the opinion of its independent auditors, currently Ernst & Young, on internal oversight of financial reporting as part of form 20-F to be filed with the Securities and Exchange Commission (SEC).

Work has been ongoing throughout the year on an Internal Oversight Assessment by the Internal Audit department. The purpose of this endeavor is to lay a foundation for the opinions required under both the corporate internal regulations and SEC and PCAOB (“Public Company Accounting Oversight Board”) standards.

The Company has implemented various measures designed to meet the requirements of SOX:

Audit Committee:

On July 21, 2005, an Audit Committee was created with three independent members (Andrés Concha R., Alfonso Ferrari H., and Hernán Cheyre V., the latter being designated as financial expert) pursuant to the requirements of the Sarbanes-Oxley Act. Its primary duties relate to independent audits, disclosure of financial statements, and internal audits.

Audit Committee Budget and Compensation

The 2006 Audit Committee budget and monthly compensation were approved at the General Shareholders’ Meeting held April 20, 2006. Each member receives monthly compensation of UF 15 per meeting, with a maximum of six meetings per year. The operating budget of the Audit Committee, totaling Ch$ 37,000,000, was also approved. In 2006, the Committee made no use of this budget.

(1) Company related to controlling shareholder
(2) Company related to member of Board of Directors
(3) Subsidiary of the Company

Complaint Desk:

The Complaint Desk, created specifically to address matters related to internal controls over accounting and financial reporting, commenced operations in July 2005. An electronic service was set up for this purpose pursuant to the requirements of the Sarbanes-Oxley Act. The Audit Committee receives and is responsible for channeling any complaints submitted.

Policy on Independent Auditor Services:

Telefónica Chile maintains a control policy on “Prior Approval of Services To Be Rendered by the Independent Auditor.” This policy provides criteria for the Company and its subsidiaries when engaging an independent auditor to render services other than auditing services, thus ensuring that an independent auditor is only engaged for cases that are duly warranted. This policy distinguishes between audit services, non-audit services, and prohibited services.

Assessment of Internal Oversight on Financial Reporting:

During 2006, the Company developed an Internal Oversight Assessment Model for financial reporting created in coordination with the Telefónica Group. The model is in accordance with current legislation and is aligned with internal policies on market communications and reporting, as well as financial and accounting information record-keeping, communications and oversight.

Code of Ethics:

Published in September 2003, this document summarizes and formalizes the principles and values upheld by the Company in its dealings with customers, suppliers, employees, shareholders, and society at large. The full document is available at www.inversionistas. telefonicactcchile.cl/i_gobcorporativo.html. Work has been done this year to enhance its distribution and dissemination at all levels of the Company.

Loan Policy

Loans to executives are prohibited as of July 2002.

Market Communications and Reporting

Effective since 2005, the purpose of this policy is to determine the actions and controls to be considered in connection with market communications and reporting, whether required by law or determined by the Company.

Audit Committee Compensation
	Total 2006	Total 2005
Directors	Compensation	Compensation
	(in Ch$ at 12/31/2006)	(in Ch$ at 12/31/2005)

Andrés Concha R,	1,650,146	537,247
Alfonso Ferrari H.	551,354	530,950
Hernán Cheyre V.	1,650,146	537,247
Total	3,851,646	1,605,444

Other Measures:

Certification of annual financial statements: The financial statements contained in the annual report on form 20-F filed with the Securities and Exchange Commission (SEC) for 2003, 2004 and 2005 have been certified by the Company’s Chief Executive Officer and the Chief Financial Officer pursuant to the requirements of the Sarbanes-Oxley Act.

Recognition of the Internal Audit Department:

The certification earned by Telefónica Chile’s Internal Audit Department, after having passed the quality assessment conducted by the “Institute of Internal Auditors” (IIA) in 2005, recognizes the Company’s internal control structure, increasing the level of confidence conveyed with respect to the audit work.

62 Telefónica Chile | Annual Report 2006

Organizational Structure

Senior Executives

José Molés Valenzuela
Chief Executive Officer
Tax ID No.: 14.716.213-8
Electronic and Automation Engineer, UNED, Spain
MBA, Universidad de Deusto, Spain

Management

Diego Martínez-Caro
Vice President, Management Control
Tax ID No.: 21.647.199-7
Bachelor’s Degree in Economics, Universidad Complutense de Madrid, Spain
MBA, Centro de Estudios IESE, Spain

Cristián Aninat Salas
General Counsel
Tax ID No.: 6.284.875 -8
Attorney-at-law, Universidad Católica de Chile

Julio Covarrubias Fernández
Chief Financial Officer, and
Chief Executive Officer of t-gestiona
Tax ID No.: 6.992.240-6
Civil Industrial Engineer, Universidad Católica de Chile
MBA, Cornell University, USA

Jesús García Cuadrado
Vice President, Internal Auditing
Tax ID No.: 21.669.418-K
Bachelor in Business Sciences, Universidad Autónoma de Madrid, Spain
Master in Financial Markets, Universidad Autónoma de Madrid, Spain

Rubén Sepúlveda Miranda
Vice President, Human Resources
Tax ID No.: 9.673.127-2
Commercial Engineer, Universidad de Santiago de Chile
Diploma in Strategic Human Resources Management, Universidad Adolfo Ibáñez
Master of Human Resources Management, Universidad de Santiago de Chile

Nicolás Domínguez Staedke
Vice President, Strategic Planning and Development
Tax ID No.: 21.293.356-2
Industrial Engineer, RWTH Aachen University, Germany
MBA, INSEAD, Fontainebleau, France

Business Areas

Rafael Zamora Sanhueza
Vice President, Residential
Tax ID No.: 9.672.415-2
Civil Industrial Engineer, Universidad de Chile
Master in Industrial Engineering, Universidad de Chile

Luis Fernando de Godoy
Vice President, Small and Medium Enterprises
Tax ID No.: 48.094.671-5
Bachelor’s Degree in Marketing, Escola Superior de Propaganda e Marketing (ESPM), Brazil
MBA, Fundacão Getulio Vargas (CEAG-FGV), Brazil

Ricardo Majluf Sapag
Vice President, Corporate Communications
Tax ID No.: 4.940.619-3
Civil Industrial Engineer, Universidad Católica de Chile

Manuel Plaza Marín
Vice President, Network Services
Tax ID No.; 22.150.992-7
Industrial Engineer, Escuela Universitaria de Valladolid, Spain

Franco Faccilongo Forno
Vice President, Commercial and Administrative Services
Tax ID No.: 5.902.973-8
Civil Electronic Engineer, Universidad Federico Santa María
Master of Science, Imperial College of London, England

Humberto Soto Velasco
Vice President, Regulation, Wholesale and Public Affairs
Tax ID No.: 7.368.613-K
Civil Electrical Engineer, Universidad de Chile

Management Compensation and Incentive Plans

Management Compensation

Gross compensation and bonuses paid in 2006 to executives of the Company and its subsidiaries, including the Chief Executive Officer, General Counsel, Officers, Vice Presidents and Managers, amounted to a total of Ch$ 6.463 billion (salaries plus bonuses). Moreover, total severance paid to executives of the Company and its subsidiaries during the 2006 fiscal year totaled Ch$ 650.8 million.

Incentive Plan

Telefónica Chile has an annual incentive plan for its Vice Presidents, Managers and Assistant Managers, based on fulfillment of targets, individual performance and contribution to Company profits.

Human Resources

At December 31, 2006, Telefónica Chile’s personnel included 2,962 permanent employees at the parent company and 698 at subsidiaries, for a consolidated total of 3,660, broken down in the table below.

The Company’s staff fell 6.4% (from 3,910 to 3,660) in 2006 with respect to 2005, due primarily to the implementation of a retirement plan in early 2006 and the ongoing pursuit of organizational efficiencies in the various areas of the Company.

The Company’s labor relations policy is based on freedom of association, compliance with the law, and commitment. Consequently, application of the new subcontracting law for the year 2007 is not expected to affect the development of the Company.

In 2006, eight collective bargaining agreements were finalized with 21 unions representing 2,141 Company employees. As of December 2006, 61% of Company employees were unionized, and 100% of these employees had signed a contract for a period of 3-4 years.

The most relevant change introduced in these collective bargaining agreements was the inclusion of variable compensation linked directly to business targets.

Another important milestone in this process was the decision by certain union organizations to discontinue application of Article 369 after having applied it since 2002. This article allowed unionized employees to freeze the conditions of their contracts until the next collective bargaining process.

	Parent	Subsidiaries	Total 2006	Total 2005	Var 06/05
	Company

Managerial and Highly Specialized	182	59	241	220	9.5%
Direct Supervisors and Specialized	330	153	483	766	-36.9%
Professional	1,127	309	1,436	1,529	-6.1%
Technical and Operational	1,323	177	1,500	1,395	7.5%
Total	2,962	698	3,660	3,910	-6.4%

64 Telefónica Chile | Annual Report 2006

In closing, it is important to note the signing of a labor relations protocol whereby 22 unions agreed to work jointly with the Company on developing a labor agenda describing the policy that will serve as a basis for labor relations management in the coming years.

Personnel Development

In the course of 2006, several employee enrichment initiatives were undertaken, including the following:

  Marketing program , developed in collaboration with the Universidad de Chile, is providing 40 young people with training on strategic marketing issues associated with the world of telecommunications.

  Leadership Development Program, designed to enhance leadership, negotiating and conflict resolution skills by delivering new customer relations and time management tools.

  The annual Company-wide Professional Development Assessment process, based on the 360-degree methodology. This process enriches workers by providing feedback on their skills. The development commitments for 2007, which will be the target of training activities, are based on the results of this process. This process was complemented by what will be called the Assessment Plan, which consists of a review of all human resources instruments associated with an individual (assessment by competency, academic background, work history, performance evaluation, target-based compensation). In 2006, there were 250 participants.

  All of the Company’s senior management participated in an executive leadership program, which was developed with the Center for Creative Leadership. The program’s objective was to develop leadership skills.

Organizational Communications

In 2006, the Company continued to offer activities for employees to encourage their participation, integration and motivation both in the workplace and in the community. An example of this is the Company’s Corporate Volunteer Corps, which continued its activities associated with the construction of homes for disadvantaged families through the “Un Techo Para Chile” (A Roof for Chile) campaign.

Organization of Subsidiaries and Affiliates

(*) Telefónica Chile holds 28.84% of Atento Chile S.A. through the additional equity interest of 1.4% from its subsidiaries Telefónica Larga Distancia and Telefónica Empresas.

68 Telefónica Chile | Annual Report 2006

Additional Information

Information on Subsidiaries and Affiliates

General information

Agreements and contracts: At December 31, 2006, there are no agreements or contracts with subsidiaries or affiliates that materially affect the operations or financial results of the parent company.

Business relations with subsidiaries: The business relationships of the Company’s subsidiaries and affiliates, with the exception of t-gestiona, are mainly with third parties other than Telefónica Chile or its subsidiaries and affiliates.

(1) Chairman of the Board of Directors of Telefónica Chile
(2) Director of Telefónica Chile
(3) Chief Executive Officer of Telefónica Chile
(4) Executive of Telefónica Chile
(5) Secretary of the Board of Directors of Telefónica Chile
(6) Executive of the Telefónica Group

Subsidiaries:

Telefónica Larga Distancia S.A.
Publicly traded corporation, registered with and regulated by the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission, or “SVS”)

Corporate Purpose:

Setting up, installing, managing, marketing, and developing telecommunications facilities, equipment, systems, and terminals for the provision and operation of telecommunications services. This company will preferentially focus on meeting the telecommunications needs of financial and social centers of development, rural and remote townships and, in general, all the telecommunications needs of the community. This company may also provide management and/or management consulting services on telecommunications, information, and communications networks, systems and services, and, in general, fulfill any other purpose that its license allows. This company may also belong to organizations, institutions, associations, and study groups of an academic, professional or corporate nature as well as any type of entity directly or indirectly related to its activities. To carry out the activities defined in the corporate purpose, the Company may act both within Chile and abroad, directly or indirectly, by acquiring a minority or a majority interest in third parties – regardless of whether such corporations or other legal entities have an identical or similar purpose – either on its own behalf or for third parties.

Board of Directors:
Chairman:	Emilio Gilolmo L. (1)
Vice Chairman:	José Molés V. (3)
Directors:	Rafael Zamora S. (4)
Humberto Soto V. (4)
Diego Martinez-Caro (4)
Julio Covarrubias F.(4)
Cristián Aninat S.(4) (5)
Chief Executive Officer:	José González C.

Subscribed and paid-in capital:	Ch$ 43,250,227,013

Equity interest of Telefónica Chile (direct and indirect):	99.81%

Investment as a proportion of parent company assets:	9.04%

Telefónica Empresas CTC Chile S.A.
(Telefónica Empresas)

Corporate Purpose:

Providing, operating, and marketing, on its own behalf or for third parties, all manner of telecommunications, information technology, and business processes services; establishing and operating telecommunications networks, with its own or third-party funds, as well as providing and operating present and future communications and information technology services; the design, installation, preservation, interconnection, management, maintenance, administration, importation, exportation, and leasing, as well as any other activity related to any telecommunications network and information technology; the development, integration, and marketing of equipment and systems to provide telecommunications and information technology services; the sale, promotion, distribution, coordination and management of projects, installation, consulting and marketing services as well as any other service directly or indirectly related to the aforementioned activities; the operation, either by itself or with third parties, of any other business related to telecommunications, telematics, information technologies, television, electronic data interchange and other services related to the transmission of electronic messages, development of content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, domestic, or international networks through the Internet or other future technologies; training on any aforementioned subject; and the sale of stocks, commercial paper, and securities in general.

Board of Directors:
Chairman:	Emilio Gilolmo L. (1)
Vice Chairman:	José Molés V. (3)
Directors:	Julio Covarrubias F.(4)
Cristián Aninat S.(4) (5)
Diego Martinez-Caro (4)

Chief Executive Officer:	Ricardo Majluf S.

Subscribed and paid-in capital:	Ch$ 50,931,126,865

Equity interest of Telefónica Chile (direct and indirect):	99.99%

Investment as a proportion of parent company assets:	5.66%

70 Telefónica Chile | Annual Report 2006

Telefónica Gestión de Servicios
Compartidos Chile S.A
(t-gestiona)

Corporate Purpose:

Providing management, administration, and advisory services in connection with billing, accounting, tax matters, treasury, finance, human resources, real estate management, security, logistics, distribution, passenger and cargo transportation, parcel post, technology, information systems and, in general, any other consulting or advisory service related to the above. The corporate purpose also includes preparing and developing courses, workshops, seminars and/or events related to training in general on any subject, including private security training.

Board of Directors:
Chairman:	Rafael Zamora S. (4)
Directors:	Cristián Aninat S.(4) (5)
Franco Faccilongo F.(4)
Diego Martinez-Caro (4)
Ricardo Majluf S. (4)

Chief Executive Officer:	Julio Covarrubias F. (4)

Subscribed and paid-in capital:	Ch$1,147,067,340

Equity interest of Telefónica Chile (direct and indirect):	99.99%

Investment as a proportion of parent company assets:	0.09%

Fundación Telefónica Chile
(TIE)

Corporate Purpose:

Contributing to improvements in the living conditions of the most disadvantaged members of society, which may include children, the elderly, and the disabled, through the study and development of social and health-related applications of telecommunications; encouraging education and equal opportunities through the application of new information technologies to the learning process; contributing to programs exclusively devoted to information on learning processes; supporting development programs aimed at the most disadvantaged socio-economic groups and organized by prestigious non-profit institutions well-known in the communities where such programs are carried out; and contributing to, conducting, and promoting research, development and the dissemination of information on science, technology, culture, and the arts.

Board of Directors:
Chairman:	Emilio Gilolmo L (1)
Directors:	José Molés V. (3)
Arturo Fontaine T.
David Gallagher P.
Alberto Etchega ray A.
Javier Nadal (6)
Francisco Serrano (6)
María Antonia Juste (6)
Oliver Flögel (6)
María Fernández de Córdoba (6)
Jorge Martina (6)
Executive Director:	Francisco Aylwin O.

Subscribed and paid-in capital:	Ch$ 439,033,242

Equity interest of Telefónica Chile (direct and indirect):	50.0%

Investment as a proportion of parent company assets:	0.01%

Telefonica Multimedia Chile S.A.

Corporate Purpose:

Developing, installing, maintaining, marketing, operating, and exploiting – directly or indirectly – cable, satellite, broadband television services, or television services using any physical or technical networks, including basic, special or paid individual or multi-channel services, video on demand, and interactive or multimedia television services; providing or marketing, on its own behalf or on behalf of third parties, all services related to marketing, advertising, promotion, dissemination, and commercial publicity, in all its forms, in particular, in televised, radio, Internet or print media; developing, marketing and distributing programming and magazines; developing and marketing all types of content; operating in the publishing, graphic arts, and print industry, with the ability to publish, produce, design, print and/or market books, brochures, magazines, newspapers, and any other type of publication, on its own behalf or on behalf of third parties; designing, managing, training, and consulting on computer technology, multimedia, networks, information systems, content structuring for the development of innovative capacities and competencies in organizations and for individuals and performing all activities and/or services directly or indirectly necessary for fulfillment of the aforementioned purpose.

Board of Directors:
Chairman:	José Molés V. (4)
Directors:	Julio Covarrubias F.(4)
Rafael Zamora S. (4)
Humberto Soto V. (4)
Cristián Aninat S.(4) (5)

Chief Executive Officer:	Pedro Assael M. (4)

Subscribed and paid-in capital:	Ch$ 20,256,360,106

Equity interest of Telefónica Chile (direct and indirect):	99.99%

Investment as a proportion of parent company assets:	1.16%

Telefónica Asistencia y Seguridad S.A
(Telemergencia)
Public Company, registered with and regulated by Chilean Securities and Exchange Commission

Corporate Purpose:

Marketing and installing alarm equipment and stations in homes and businesses, providing alarm monitoring service through fixed and wireless communications networks, providing home and business surveillance services by means of mobile response units, and marketing and providing any service related to meeting the needs of homes and businesses, including activities as a provider of private security services.

Board of Directors:
Chairman:	José Molés V. (3)
Directors:	Cristián Aninat S.(4) (5)
Rafael Zamora S. (4)
Diego Martinez-Caro (4),
Julio Covarrubias F. (4)

Chief Executive Officer:	Raúl Venegas C.

Subscribed and paid-in capital:	Ch$ 10,919,287,310

Equity interest of Telefónica Chile (direct and indirect):	99.99%

Investment as a proportion of parent company assets:	0.32%

72 Telefónica Chile | Annual Report 2006

Instituto Telefónica Chile S.A
(Instituto Telefonica)

Corporate Purpose:

Training under the terms set forth in Law 19,518, including training in private security matters.

Board of Directors:
Chairman:	José Molés V. (3)
Directors:	Julio Covarrubias F. (4)
Rubén Sepúlveda M. (4)
Manuel Plaza M. (4)
Francisco Ceresuela M. (4)

Chief Executive Officer:	Reinaldo Neira M.

Subscribed and paid-in capital:	Ch$ 507,654,971

Equity interest of Telefónica Chile (direct and indirect):	99.99%

Investment as a proportion of parent company assets:	-

Telefonica Internet Empresas S A

Corporate Purpose:

Providing, operating and marketing, on its own behalf or for third parties, all manner of telecommunications, computer, and business processing services; establishing and operating telecommunications networks on its own behalf or for third parties as well as providing and operating current and future information and communications technologies and services; designing, installing, retaining, interconnecting, managing, maintaining, administering, importing, exporting, leasing and performing any other activity related to any type of telecommunications or computer networks; developing, integrating or marketing equipment and systems designed to provide telecommunications and computer services; marketing, promoting, distributing, coordinating and managing projects, installing, consulting, marketing and any other service directly or indirectly related to the above activities, operating, on its own behalf or for third parties, any other business related to telecommunications, computers, television, electronic data exchange, and other electronic data transmission-related services; developing content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, national, or international networks over the Internet or other future technologies; training and/or education in any of the aforementioned areas; creating, providing, importing or exporting, maintaining, marketing, and distributing goods, products, services and electronic information media; and performing training, consulting and general activities relating to the above, as well as marketing stock, commercial paper, and securities in general.

Board of Directors:
Chairman:	José Molés V. (3)
Directors:	Diego Martínez-Caro (4)
Humberto Soto V. (4)
L. Fernando de Godoy (4)
Cristián Aninat S.(4) (5)

Chief Executive Officer:	Pedro Quezada C.

Subscribed and paid-in capital:	Ch$ 1,604,053,832

Equity interest of Telefónica Chile (direct and indirect):	99.99%

Investment as a proportion of parent company assets:	0.22%

Affiliates:

Atento Chile S.A.
(Atento)

Corporate Purpose:

Providing all manner of telemarketing services, including telephone sales, customer service lines, telephone collections and other marketing services, in particular, those provided in call centers or on assisted telephone technology platforms, whether for its own or for third party customers, through service agents or any other present or future technical means, whether proprietary or third-party; establishing, managing and operating customer service centers, whether for its own or for third party customers, through multichannel platforms; providing management, consulting, and advisory services to customers in connection with all processes related to the management of call centers or customer contact centers; managing, creating, administering, upgrading, developing, analyzing and segmenting its own or third party databases; and generally taking any action necessary or convenient for accomplishing its corporate purpose.

Board of Directors:
Chairman :	Pedro Villar I. (6)
Directors:	Ainhoa Santamaría B. (6)
Emilio Gilolmo (1)
Oliver Flögel (6)

Chief Executive Officer:	María Fernández de Córdoba M. (6)

Subscribed and paid-in capital:	Ch$ 14,433,488,205

Equity interest of Telefónica Chile (direct and indirect):	28.84%

Investment as a proportion of parent company assets:	0.24%

Investment in Other Companies:

TBS Celular Participaçoes S.A.
(Brazil)

Primary Activity:

This company’s primary purpose and activity is to hold the shares of Compañía Riograndense de Telecomunicaciones (CRT) acquired through an international bidding process conducted pursuant to Edital (Bidding Terms) COD 04/96, or any other shares that may be offered in the future, and to perform any and all activities related to the management of CRT, as well as to acquire ownership or shareholder interests in other companies in connection with its primary activities.

Subscribed and paid-in capital:	Ch$ 151,214,295,294

Equity interest of Telefónica Chile (direct and indirect):	2.61%

Investment as a proportion of parent company assets:	0.24%

74 Telefónica Chile | Annual Report 2006

Material Events

Reporting Requirements:
In accordance with the provisions of Article 9 and Article 10, subparagraph two, of Law 18,045, the Securities Exchange Act, and of Section II, item B, of General Regulation No. 30 and Circulars Nos. 660 and 687, issued by the Chilean Securities and Exchange Commission (SVS), the following are the Material Events reported to the SVS in 2006.

Material Events of Compañia de Telecomunicaciones de Chile S.A.

Capital reduction and bylaws amendment
At a meeting held January 24, 2006, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call a Special Shareholders’ Meeting, as provided in Articles 10, 57 and 67 of the Corporations Act and Articles 33 and 44 of the Company’s Bylaws, for Thursday, April 20, 2006, following the General Shareholders’ Meeting, in the Claudio García Swears Auditorium in the Company’s building located on Avda. Providencia, in order to present the following matters for shareholder consideration and approval:

i) Capital reduction of Ch$ 40,200,513,570.
ii) Amendment of Bylaws relating to the change in capital.
iii) Adoption of decisions to formalize the Meeting’s resolutions.

Reported to the Chilean Securities and Exchange Commission (SVS) on January 24, 2006.

Dividend proposal
On January 24, 2006, the Company’s Board of Directors approved the following:

In accordance with the General Dividend Distribution policy, the Board of Directors agreed to propose at the General Shareholders’ Meeting the distribution of a final dividend charged against 2005 fiscal-year profits in the amount of Ch$ 14,654,591,912, equivalent to Ch$ 15.31054 per share, in compliance with the dividend policy that provides for distribution of 100% of net income.

Reported to the Chilean Securities and Exchange Commission (SVS) on January 25, 2006.

Dissolution of the subsidiary CTC Equipos y Servicios S.A and replacement of the Company’s trade name
At a meeting held February 28, 2006, the Company’s Board of Directors agreed to report the following as a “material event”:

a) Dissolution of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A.: As part of the corporate group restructuring of Compañía de Telecomunicaciones de Chile S.A., aimed at reducing costs and streamlining management, on February 28, 2006 Compañía de Telecomunicaciones de Chile S.A. purchased stock representing 0.0001% of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. and, having acquired 100% of its stock, Compañía de Telecomunicaciones de Chile S.A dissolved the subsidiary. As a result, all of the subsidiary’s assets and liabilities were transferred to the parent company, which will be its legal successor-in-interest.

b) Matter to be addressed at the Special Shareholders’ Meeting: The replacement of the Company’s trade names with "Telefónica Chile" and amendment of Article One of the corporate Bylaws will be included on the agenda of the Special Shareholders’ Meeting called for April 20, 2006, of which the Chilean Securities and Exchange Commission (SVS) was duly notified on January 24, 2006.

Reported to the Chilean Securities and Exchange Commission (SVS) on March 1, 2006.

The Company’s General and Special Shareholders’ Meetings held April 20, 2006 approved the dividend distribution, capital reduction, and trade name change.
In accordance with the policy to distribute 100% of 2005 fiscal year profits, the Company’s General Shareholders’ Meeting, held April 20, 2006, approved distribution of a final dividend of Ch$ 15.31054 per share, authorizing the Board of Directors to set the date for payment to shareholders.

In addition, the Special Shareholders' Meeting held April 20, 2006 approved the following;
(i) reduce corporate capital by Ch$ 40,200,513,570 while maintaining the same number of shares issued by the Company, which means paying Ch$ 42 per share, and authorizing the Board of Directors to set the date of this payment to shareholders;
(ii) use "Telefónica Chile" as the Company’s trade name; and
(iii) amend the corporate Bylaws pursuant to the foregoing resolutions.

Reported to the Chilean Securities and Exchange Commission (SVS) on April 21, 2006.

Resignation and appointment of chairman and directors
On this date, the Board of Directors accepted the resignation of Company Chairman and Director, Mr. Bruno Philippi Irarrázabal, and appointed Mr. Emilio Gilolmo López as his successor.

The Board of Directors also accepted the resignations tendered by alternate directors, Messrs. Juan Carlos Ros Brugueras and Guillermo Ansaldo Lutz, appointing Messrs. Manuel Alvarez-Tronge and Manoel Amorín, respectively, as their replacements.

Reported to the Chilean Securities and Exchange Commission (SVS) on April 27, 2006.

Payment date of capital reduction and final dividend
On this date, under the authority vested by the General Shareholders’ Meeting and the Special Shareholders’ Meeting held April 19, the Board of Directors agreed as follows:

  To pay the capital reduction effective June 15, 2006, representing Ch$ $41.99991 per share.
  To pay final dividend No. 171 effective June 22, 2006, representing Ch$ $15.31054 per share.

Reported to the Chilean Securities and Exchange Commission (SVS) on May 25, 2006.

Payment date of interim dividend
On this date, the Board of Directors agreed to pay interim dividend No. 172, for a total of Ch$ 10,528,727,935, or Ch$ 11.00 per share, on November 23, 2006, with a charge to the Company’s net income for the year.

Reported to the Chilean Securities and Exchange Commission (SVS) on October 26, 2006.

Material Events of Telefónica Larga Distancia S.A. (formerly Telefónica Mundo)

Resignation and appointment of chief executive officer of Telefónica Mundo

On February 28, 2006, the Company’s Board of Directors accepted the resignation tendered by Chief Executive Officer Pablo Frías Rillón, and appointed Mr. José González Castillo as his successor.

Reported to the Chilean Securities and Exchange Commission (SVS) on March 1, 2006.

Board of Directors’ resolutions to be proposed at the Telefónica Mundo shareholders’ meeting
On March 30, 2006, the Board of Directors of Telefónica Mundo S.A. adopted the following resolutions in order to call a Special Shareholders’ Meeting to present for shareholder consideration the merger through takeover of Globus 120 S.A. by Telefónica Mundo S.A., whereby Globus 120 S.A. will be dissolved and its equity absorbed into Telefónica Mundo S.A., with the corresponding change of corporate name:

1.To approve, for purposes of the merger, the audited financial statements and balance sheets as of December 31, 2005 of Globus 120 S.A. and Telefónica Mundo S.A., and submit them for the approval of the respective shareholders’ meetings approving the merger. The financial statements and balance sheets were sent to the Chilean Securities and Exchange Commission prior to this date.

2.To submit the expert opinions regarding the valuations of Globus 120 S.A. and Telefónica Mundo S.A., and the determination of an exchange ratio for these companies’ shares, for consideration and approval at the Special Shareholders’ Meeting deciding on the merger. A copy of the expert opinion is attached hereto.

3.To call a Special Shareholders’ Meeting of Telefónica Mundo S.A. to be held on April 19, 2006, after the General Shareholders’ Meeting called for that same day, for the shareholders to consider and decide on the following matters:

76 Telefónica Chile | Annual Report 2006

a)To approve the merger of Globus 120 S.A. and Telefónica Mundo S.A. through a takeover of Globus 120 S.A. by Telefónica Mundo S.A., as well as all other aspects and terms of the transaction. For the proposed merger, Globus 120 S.A. will be dissolved and its shareholders will be absorbed into Telefónica Mundo S.A. through an exchange of shares, with Telefónica Mundo S.A. acquiring all assets and liabilities of Globus 120 S.A., and becoming successor-in-interest in all of its rights, concessions, permits, and obligations. The merger will take effect as of May 1, 2006 or on a date to be determined at the shareholders’ meeting.

b) To approve the following items serving as the basis for the proposed merger:

(i) Audited individual and consolidated financial statements and balance sheets for Telefónica Mundo S.A., at December 31, 2005, audited by Ernst & Young.
(ii) Audited financial statements and balance sheets for Globus 120 S.A., at December 31, 2005, audited by Ernst & Young.
(iii) Expert valuations dated March 20, 2006, issued by Mr. Eugenio Camacho at the request of Telefónica Mundo S.A. and Globus 120 S.A., containing the valuation of both companies and the exchange ratio, that is, the number of shares Globus 120 S.A. shareholders will be entitled to receive in exchange for the absorption of all of the company’s equity into Telefónica Mundo S.A. The exchange of shares shall take place in the manner and at the time determined by the Board of Directors of Telefónica Mundo S.A.

c) To increase the capital of Telefónica Mundo S.A. in the amount of Ch$ 3,250,440,994 or an amount to be determined at the shareholders’ meeting, by the issuance of 1,398,602 paid-in shares or a number of shares to be determined at the shareholders’ meeting, which shares shall be distributed among the Globus 120 S.A. shareholders.

d) To consider and approve the change of the "Telefónica Mundo S.A." corporate name to "Telefónica Larga Distancia S.A.", and to change the trade names and the relevant article in the Corporate Bylaws.

e) To adopt any other agreement that is relevant or necessary for agreeing to and performing the merger described in the foregoing items as well as for granting powers of attorney as required, particularly for purposes of legalizing, formalizing and implementing the merger agreements and for executing and delivering any instruments required to consummate the merger and perfect the transfer of all assets and liabilities from one company to the other.

f) To report, pursuant to the provisions of Articles 69 and 70 of Law 18,046, the Corporations Act, that approval of the merger at the Special Shareholders’ Meeting will grant dissenting shareholders the right to divest in Telefónica Mundo S.A. though the company’s payment of the value of their shares on the date of the shareholders’ meeting approving the merger. Dissenting shareholders may only exercise their right to divest within a term of 30 days from the date of the meeting, and may only do so for the entirety of their shareholdings as recorded in the company’s Stock Ledger five business days prior to the date of the shareholders’ meeting approving the merger. The stock price to be paid to dissenting shareholders shall be the value determined on the basis set forth in Article 69 of Law 18,046, the Corporations Act, as it relates to Article 79 of Ministerial Decree No. 587, Regulations Governing Corporations.

Furthermore, the Board of Directors agreed to call a General Shareholders’ Meeting for April 19, 2006, at 5:00 p.m. in the Claudio García Swears Auditorium located at Avda. Providencia No. 111, Santiago, to consider the following matters:

1) Reviewing and approving the annual report, balance sheet, income statement, and independent audit reports for the fiscal year from January 1 to December 31, 2005;
2) Distributing the earnings for the fiscal year ending December 31, 2005 and distributing a final dividend;
3) Appointing independent auditors to examine the accounting, inventory, balance sheet and other financial statements of Telefónica Mundo S.A. for fiscal year 2006, and determining their compensation;
4) Electing the Company’s directors and determining their compensation until the next General Shareholders’ Meeting;
5)Reporting on the expenditures of the Board of Directors and the Directors’ Committee for 2005;

6) Approving the Directors’ Committee budget and compensation until the next General Shareholders’ Meeting;
7) Reporting on operations pursuant to Article 44 of the Corporations Act;
8) Reporting on the dividend policy for fiscal year 2006;
9) Reporting on notice processing, printing, and distribution costs according to Circular No. 1494 of the Chilean Securities and Exchange Commission;
10) Selecting a Santiago newspaper in which to publish notices for the next shareholders’ meetings and dividend payment, if applicable;
11) Reviewing and analyzing all matters relating to the management and administration of the Company’s business and adopting the relevant resolutions within the scope of authority of the General Shareholders’ Meeting, pursuant to the Corporate Bylaws and current legal provisions.

Reported to the Chilean Securities and Exchange Commission (SVS) on March 31, 2006.

Appointment of directors, dividend payment, takeover merger and change of corporate name at the Telefónica Mundo shareholders’ meeting
On April 19, 2006, the General Shareholders’ Meeting agreed to the following:

1) To distribute 100% of the fiscal year’s profit by paying a dividend of Ch$ 17.4581 per share, to be paid on May 8, 2006,

2) To appoint the following individuals as directors of the company:

Bruno Phillipi Irarrázabal
Julio Covarrubias Fernández
Humberto Soto Velasco
Diego Martinez-Caro de la Concha Castañeda
Rafael Zamora Sanhueza
Cristián Aninat Salas

The Special Shareholders’ Meeting, also held on April 19, 2006, agreed to the following:

1) To merge Globus 120 S.A. into Telefónica Mundo S.A., effective May 1, 2006.
2) To change the corporate name of Telefónica Mundo S.A. to Telefónica Larga Distancia S.A.
3) To amend the relevant articles of the corporate bylaws.

Reported to the Chilean Securities and Exchange Commission (SVS) on April 20, 2006.

Appointment of chairman and payment for right to divest in Telefónica Mundo S.A.
On this date, the Board of Directors agreed to the following:

(i) To accept the resignation tendered by Mr. Bruno Phillipi as chairman of the company, and to name Mr. Emilio Gilolmo López as his successor, and

(ii) To set June 15, 2006 as the date of payment for the shares of shareholders electing to exercise the right to divest in the company due to the merger of Globus 120 S.A. into Telefónica Larga Distancia S.A., as approved at the Special Shareholders’ Meeting held April 19 of this year.

Reported to the Chilean Securities and Exchange Commission (SVS) on May 26, 2006.

Change in the dividend policy of Telefónica Mundo S.A.

On June 23, 2006, the Board of Directors agreed to amend the dividend policy and established its intent to distribute 30% of net fiscal-year earnings by means of a final dividend in May of each year, to be proposed at the General Shareholders’ Meeting.

Reported to the Chilean Securities and Exchange Commission (SVS) on June 23, 2006.

Material Events of Globus 120 S.A.

Resignation and appointment of the chief executive officer of Globus 120 S.A.

At its meeting held January 24, 2006, the Board of Directors of Globus 120 S.A. accepted the resignation tendered by its chief executive officer, Mr. Patricio Müller Vicuña, and agreed to name Mr. Juan Manuel Pacheco Díaz as its new chief executive officer.

Reported to the Chilean Securities and Exchange Commission (SVS) on January 25, 2006.

Board of Directors resolutions to be proposed at the Globus 120 S.A. Special Shareholders’ Meeting

At a meeting held March 30, 2006, the Board of Directors of Globus 120 S.A. adopted the following resolutions aimed at submitting for consideration, at the respective Special Shareholders’ Meeting, the takeover merger

78 Telefónica Chile | Annual Report 2006

whereby Telefónica Mundo S.A. will take over and assume the entire net stockholders’ equity of Globus 120 S.A., which will be dissolved:

1.To approve, for purposes of the merger, the audited financial statements and balance sheets as of December 31, 2005 of Globus 120 S.A. and Telefónica Mundo S.A., and submit them for approval at the respective shareholders’ meetings held to approve the merger. The financial statements and balance sheets were forwarded to the Chilean Securities and Exchange Commission prior to this date.
2.To submit expert valuations of Globus 120 S.A. and Telefónica Mundo S.A. and a determination of the exchange ratio for these companies’ shares, for review and approval at the special shareholders’ meeting ruling on the merger. A copy of the expert valuation is attached hereto.
3.To call a Special Shareholders’ Meeting of Globus 120 S.A. for April 19, 2006, following the General Shareholders’ Meeting called for that same day, to enable shareholders to consider and decide on the following matters:

a) To approve the merger of Globus 120 S.A. and Telefónica Mundo S.A. through a takeover of Globus 120 S.A. by Telefónica Mundo S.A., as well as all other aspects and terms of the transaction. For the proposed merger, Globus 120 S.A. will be dissolved and its shareholders will be absorbed into Telefónica Mundo S.A. through an exchange of shares, with Telefónica Mundo S.A. acquiring all assets and liabilities of Globus 120 S.A., and becoming successor-in-interest in all of its rights, concessions, permits, and obligations. The merger will take effect as of May 1, 2006 or on a date to be determined at the shareholders’ meeting.

b) To approve the following items serving as the basis for the proposed merger:

(i) Audited individual and consolidated financial statements and balance sheets for Telefónica Mundo S.A., at December 31, 2005, audited by Ernst & Young.
(ii) Audited financial statements and balance sheets for Globus 120 S.A., at December 31, 2005, audited by Ernst & Young.
(iii) Expert valuations dated March 20, 2006, issued by Mr. Eugenio Camacho at the request of Telefónica Mundo S.A. and Globus 120 S.A., containing the valuation of both companies and the exchange ratio, that is, the number of shares Globus 120 S.A. shareholders will be entitled to receive in exchange for the absorption of the company’s net stockholders’ equity into Telefónica Mundo S.A. The exchange of shares shall take place in the manner and at the time determined by the Board of Directors of Telefónica Mundo S.A.

c) To approve the dissolution of the company as a result of the merger, without the need to undertake the liquidation thereof.

d) To approve the Bylaws of Telefónica Mundo S.A., including the change in corporate name.

e) To adopt any other agreement that is relevant or necessary for agreeing to and performing the merger described in the foregoing items as well as for granting powers of attorney as required, particularly for purposes of legalizing, formalizing and implementing the merger agreements and for executing and delivering any instruments required to consummate the merger and perfect the transfer of all assets and liabilities from one company to the other.

f) To report, pursuant to the provisions of Articles 69 and 70 of Law 18,046, the Corporations Act, that approval of the merger at the Special Shareholders’ Meeting will grant dissenting shareholders the right to divest in Telefónica Mundo S.A. upon the company’s payment of the value of their shares on the date of the shareholders’ meeting approving the merger. Dissenting shareholders may only exercise their right to divest within a term of 30 days from the date of the meeting, and may only do so for the entirety of their shareholdings as recorded in the company’s Stock Ledger five business days prior to the date of the shareholders’ meeting approving the merger. The stock price to be paid to dissenting shareholders shall be the value determined on the basis set forth in Article 69 of Law 18,046, the Corporations Act, as it relates to Article 79 of Ministerial Decree No. 587, Regulations Governing Corporations.

Furthermore, the Board of Directors agreed to call a General Shareholders’ Meeting at 9:00 a.m. at Avda. Providencia No. 111, 29th floor, Santiago, to consider the following matters:

1) Reviewing and approving the annual report, balance sheet, profit and loss statement, and independent audit reports for the fiscal year running from January 1 to December 31, 2005;
2) Distributing the earnings for the fiscal year ending December 31, 2005 and distributing a final dividend;
3) Appointing independent auditors to examine the accounting, inventory, balance sheet and other financial statements of Globus 120 S.A. for fiscal year 2006, and determining their compensation;
4) Electing the company’s directors and determining their compensation until the next General Shareholders’ Meeting;
5) Reporting on notice processing, printing, and distribution costs according to Circular No. 1494 of the Chilean Securities and Exchange Commission;
6) Selecting a Santiago newspaper in which to publish notices for the next shareholders’ meetings and dividend payment, if applicable;
7) Reviewing and analyzing all matters relating to the management and administration of the company’s business and adopting the relevant resolutions within the scope of authority of the General Shareholders’ Meeting, pursuant to the Corporate Bylaws and current legal provisions.

Reported to the Chilean Securities and Exchange Commission (SVS) on March 31, 2006.

Takeover merger of Globus 120 S.A.
On April 19, 2006, the Special Shareholders’ Meeting approved the takeover merger of Globus 120 S.A. by Telefónica Mundo S.A., effective May 1, 2006.

Reported to the Chilean Securities and Exchange Commission (SVS) on April 20, 2006.

Material Events of Telefónica Asistencia y Seguridad S.A.

Appointment of chairman and call to Special Shareholders’ Meeting to consider capital increase in Telefónica Asistencia y Seguridad S.A.

On May 8, 2006, the Company’s Board of Directors named Mr. José Molés Valenzuela as chairman of the company, leaving the Board of Directors comprised as follows: José Molés, Julio Covarrubias, Diego Martínez-Caro, Rafael Zamora, and Cristian Aninat.

The Board of Directors also agreed to call a Special Shareholders’ Meeting for May 12, at 8:30 a.m. at Avda. Providencia 111, 29th floor, to consider a capital increase of Ch$ 5 billion and amendment of the relevant article of the Corporate Bylaws.

Special Shareholders’ Meeting approved capital increase in Telefónica Asistencia y Seguridad S.A.

At the Special Shareholders’ Meeting held May 31 of this year, it was agreed to increase capital by Ch$ 5 billion, by issuing 45,492 shares.

80 Telefónica Chile | Annual Report 2006

Declaration of Responsibility

The undersigned Directors and CEO of Compañía de Telecomunicaciones de Chile S.A., under oath, hereby assume responsibility for the veracity of the information provided in this Annual Report, in accordance with Capital Markets Law No. 18,045 and General Regulation No. 129 issued by the Chilean Securities Exchange Commission.

/s/ Mr. Emilio Gilolmo López Mr. Emilio Gilolmo López	/s/ Mr. José María Álvarez-Pallete López Mr. José María Álvarez-Pallete López
Tax ID No.: 48.103.811-1	Tax ID No.: 48.088.631-3
Chairman	Alternate Director

/s/ Mr. Narcís Serra Serra Mr. Narcís Serra Serra	/s/ Mr. Manuel Álvarez Tronge Zinder Mr. Manuel Álvarez Tronge Zinder
Tax ID No.: 48.094.895-5	Tax ID No.: 48.103.713-1
Vice Chairman	Alternate Director

/s/ Mr. Andrés Concha Rodríguez Mr. Andrés Concha Rodríguez	/s/ Mr. Luis Cid Alonso Mr. Luis Cid Alonso
Tax ID No.: 4.773.967-5	Tax ID No.: 9.980.311-8
Director	Alternate Director

/s/ Mr. Fernando Bustamante Huerta Mr. Fernando Bustamante Huerta
Tax ID No.: 3.923.309-6
Director	Vacant

/s/ Mr. Patricio Rojas Ramos Mr. Patricio Rojas Ramos	/s/ Mr. Benjamín Holmes Bierwirth Mr. Benjamín Holmes Bierwirth
Tax ID No.:7.242.296-1	Tax ID No.:4.773.751-6
Director	Alternate Director

/s/ Mr. Hernán Cheyre Valenzuela Mr. Hernán Cheyre Valenzuela	/s/ Mr. Carlos Díaz Vergara Mr. Carlos Díaz Vergara
Tax ID No.:6.375.408-0	Tax ID No.:7.033.701-0
Director	Alternate Director

/s/ Mr. Marco Colodro Hadjes Mr. Marco Colodro Hadjes	/s/ Mr. Alfonso Ferrari Herrero Mr. Alfonso Ferrari Herrero
Tax ID No.:4.171.576-6	Tax ID No.:48.078.156-2
Director	Alternate Director

/s/ Mr. José Molés Valenzuela Mr. José Molés Valenzuela
Tax ID No.: 14.716.213-8
Chief Executive Officer

Contents

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF:	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

86 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
(Translation of financial statements originally issued in Spanish - see note 2)

REPORT OF INDEPENDENT AUDITORS

To the President, Shareholders and Directors of
Compañia de Telecomunicaciones de Chile S.A.:

1.  We have audited the accompanying consolidated balance sheets of Compañia de Telecomunicaciones de Chile S.A. and subsidiares (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (and corresponding notes) are the responsability of the Company's management. Our responsability is to express an opinion on these consolidated financial statements based on our audits. The attached Reasoned Analysis is not an integral part of these financial statements; therefore this report does not include it.

2.  We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañia de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years the ended, in conformity with generally accepted accounting principles in Chile.

ERNEST & YOUNG LTDA.

/s/ Andrés Marchant V.
__________________
Andrés Marchant V.
Santiago, January 24, 2007

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2006)
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

ASSETS	Notes	2006	2005
		ThCh$	ThCh$

CURRENT ASSETS
Cash		10,074,960	6,424,238
Time deposits	(34)	27,543,715	86,753,294
Marketable securities, net	(4)	16,263,602	16,078,005
Accounts receivable, net	(5)	176,310,318	151,965,200
Notes receivable, net	(5)	4,125,379	3,433,457
Other receivables	(5)	10,524,404	12,271,773
Accounts receivable from related companies	(6 a)	17,421,462	14,546,828
Inventories, net		5,259,293	2,867,731
Recoverable taxes		2,965,213	4,731,578
Prepaid expenses		922,191	2,655,976
Deferred taxes	(7 b)	13,932,290	11,930,838
Other current assets	(8)	10,948,558	11,333,038

TOTAL CURRENT ASSETS		296,291,385	324,991,956

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		27,858,064	27,852,723
Buildings and improvements		785,112,256	791,790,968
Machinery and equipment		2,762,527,493	2,723,729,586
Other property, plant and equipment		316,701,911	264,559,181
Technical reappraisal		9,463,656	9,948,548
Less: Accumulated depreciation		(2,672,072,073)	(2,490,072,578)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,229,591,307	1,327,808,428

OTHER LONG-TERM ASSETS
Investments in related companies	(11)	8,109,310	7,996,697
Investments in other companies		4,179	4,179
Goodwill, net	(12)	15,954,977	18,838,807
Other receivables	(5)	13,607,076	15,706,980
Intangibles	(13)	53,232,441	49,902,875
Less: Accumulated amortization	(13)	(17,959,777)	(12,093,163)
Other non-current assets	(14)	17,945,351	13,897,470

TOTAL LONG-TERM ASSETS		90,893,557	94,253,845

TOTAL ASSETS		1,616,776,249	1,747,054,229

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

88 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2006)
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2006	2005
		ThCh$	ThCh$

CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(15)	2,005,114	1,347,294
Commercial paper	(17a)	-	58,285,826
Current maturities of bonds payable	(17b)	1,839,758	113,712,131
Current maturities of other long-term obligations		11,722	16,862
Dividends payable		1,598,709	1,755,595
Trade accounts payable	(35)	107,216,258	78,087,761
Other payables	(36)	13,926,967	20,939,772
Accounts payable to related companies	(6b)	33,007,160	26,408,461
Provisions	(18)	8,381,697	10,299,309
Withholdings		16,586,668	12,584,338
Unearned income		10,099,258	10,981,319
Other current liabilities		-	849,241

TOTAL CURRENT LIABILITIES		194,673,311	335,267,909

LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(16)	331,380,831	326,873,609
Bonds payable	(17b)	66,141,943	12,453,342
Other accounts payable		28,210,503	26,013,822
Provisions	(18)	35,525,488	36,078,910
Deferred taxes	(7b)	55,064,116	59,588,547
Other liabilities		3,788,895	4,095,910

TOTAL LONG-TERM LIABILITIES		520,111,776	465,104,140

MINORITY INTEREST	(20)	1,230,287	1,670,081

SHAREHOLDERS' EQUITY	(21)

Paid-in capital		890,894,953	931,859,276
Other reserves		(3,000,511)	(1,788,017)
Retained earnings		12,866,433	14,940,840
Net income		23,353,046	25,712,170
Less: Interim dividend		(10,486,613)	(10,771,330)

TOTAL SHAREHOLDERS' EQUITY		900,760,875	945,012,099

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,616,776,249	1,747,054,229

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Income for the Years ended December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

		2006	2005
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		577,203,534	592,904,274
Operating costs		(373,024,912)	(380,887,804)

Gross profit		204,178,622	212,016,470

Administrative and selling expenses		(121,554,811)	(123,091,244)

OPERATING INCOME		82,623,811	88,925,226

NON-OPERATING RESULTS:

Interest income		4,436,559	8,152,458
Equity in earnings of equity-method investees	(11)	1,949,359	1,748,329
Other non-operating income	(22a)	1,616,867	3,170,833
Equity in losses of equity-method investees	(11)	(33,628)	(33,193)
Amortization of goodwill	(12)	(2,222,691)	(1,616,816)
Interest expense and other		(19,480,089)	(30,120,752)
Other non-operating expenses	(22b)	(16,644,682)	(13,351,580)
Price-level restatement, net	(23)	500,929	1,985,668
Foreign currency translation, net	(24)	164,889	976,129

NON-OPERATING (LOSS), NET		(29,712,487)	(29,088,924)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		52,911,324	59,836,302

Income taxes	(7c)	(29,599,897)	(34,093,408)

INCOME BEFORE MINORITY INTEREST		23,311,427	25,742,894

Minority interest	(20)	41,619	(30,724)

NET INCOME		23,353,046	25,712,170

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

90 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Cash Flow for the Years ended December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

	2006	2005
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	234,756,004	226,266,713

Net income	23,353,046	25,712,170

Sales of assets:	(1,036,796)	21,738
Net (income) loss on sale of investments	(1,036,796)	21,738

Charges (credits) to income that do not represent cash flows:	232,823,194	233,018,572

Depreciation	204,906,820	200,920,193
Amortization of intangibles	5,024,127	4,847,335
Provisions and write-offs	18,834,385	24,902,211
Equity participation in income of equity method investees	(1,949,359)	(1,748,329)
Equity participation in losses of equity method investees	33,628	33,193
Amortization of goodwill	2,222,691	1,616,816
Price-level restatement, net	(500,929)	(1,985,668)
Foreign currency translation, net	(164,889)	(976,129)
Other credits to income that do not represent cash flows	(348,448)	(291,238)
Other charges to income that do not represent cash flows	4,765,168	5,700,188

Changes in operating assets (increase) decrease:	(18,243,150)	66,003,112

Trade accounts receivable	(25,378,648)	(6,020,873)
Inventories	(1,691,020)	2,248,105
Other assets	8,826,518	69,775,880

Changes in operating liabilities increase (decrease):	(2,098,671)	(98,519,603)

Accounts payable related to operating activities	8,120,222	(74,456,219)
Interest payable	1,090,622	1,748,841
Income taxes payable, net	(16,247,098)	(23,756,730)
Other accounts payable related to non-operating activities	5,574,141	1,727,998
V.A.T. and other similar taxes payable	(636,558)	(3,783,493)

Net (loss) income from minority interest	(41,619)	30,724

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Cash Flow for the Years ended December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

	2006	2005
	ThCh$	ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(180,343,675)	(205,394,443)

Obligations with the public	73,366,735	70,465,529
Dividends paid	(24,022,430)	(118,171,643)
Capital distribution	(40,596,288)	-
Loans repaid	-	(35,093,202)
Repayment of obligations with the public	(188,404,582)	(122,595,127)
Other financing activities	(687,110)	-

NET CASH USED IN INVESTING ACTIVITIES	(109,463,791)	(88,253,741)

Sales of property, plant and equipment	60,000	1,263,681
Sale of other investments	-	12,143,501
Other investment income	-	26,866
Acquisition of property, plant and equipment	(109,523,791)	(73,579,347)
Investments in related companies	-	(49,591)
Investments in financial instruments	-	(19,146,457)
Other investing activities	-	(8,912,394)

NEGATIVE NET CASH FLOWS FOR THE YEAR	(55,051,462)	(67,381,471

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(863,534)	(1,574,386)

NET DECREASE OF CASH AND CASH EQUIVALENTS	(55,914,996)	(68,955,857)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	97,262,053	166,217,910

CASH AND CASH EQUIVALENTS AT END OF YEAR	41,347,057	97,262,053

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

92 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) Compañía de Telecomunicaciones de Chile (“Teléfonica Chile”, the “Parent Company” when referred to on an individual basis or the “Company” when referred to in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Security and Exchange Commission (“SVS” ).

b) Subsidiary companies registered with the Securities Registry:

			Participation (direct & indirect)
	Taxpayer	Registration	2006	2005
SUBSIDIARIES	No.	Number	%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.31	99.16
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements correspond to the years ended December 31, 2006 and 2005.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Securities and Exchange Commission (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quaterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2005 and their notes have been adjusted for comparison purposes by 2.1% in order to allow comparison with the 2006 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2005 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (Note 20).

Notes to the Consolidated Financial Statements
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued: Companies included in consolidation:

As of December 31, 2006, the consolidated group (the Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

			Ownership Percentage

Taxpayer	Company Name	2006			2005
No.
		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.31	-	99.31	99.16
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Em presas CTC Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Instituto Telefónica Chile S.A. (5)	-	99.99	99.99	79.99
96,545,500-0	CTC Eq ui pos y Servicios de Telecom u nicaciones S.A. (3)	-	-	-	99.99
96,887,420-9	Globus 120 S.A. (4)	-	-	-	99.99

1) On January 26, 2006, Telefónica Internet S.A. sold its entire ownership interest of 449,081 shares to Telefónica Chile for ThCh$1,624,273 (historical). On that same date, CTC Equipos y Servicios S.A. sold its entire ownership interest of 1 share to Telefónica Chile for ThCh$4.
On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.
2) On January 26, CTC Eq uipos y Servicios S.A. sold its entire ownership interest of 16 shares to Telefónica Chile for ThCh$132.
On January 27, 2006 ,Telefónica Empresas CTC Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile for ThCh$1,468,683 (historical).
3) On March 1, 2006, Telefónica Chile absorbed the subsidiary CTC Equipos y Servicios de Telecomunicaciones S.A. after purchasing 1 share of that company from third parties for ThCh$11 on February 28, 2006.
4) On April 21, 2006 Telefónica Mundo S.A. absorbed the subsidiary Globus 120 S.A. and subsequently changed its name to Telefónica Larga Distancia S.A.
5) On October 20, 2006, Telefónica Internet Empresas S.A. sold 1,703,999 shares to Telefónica Gestión de Servicios Compartidos Chile S.A. for ThCh$12,800. On that same date, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A.

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Consumer Price Index (CPI) as of December 31, 2006 and 2005, for initial balances, is 2.1% and 3.6%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States Dollars), Euros, Brazilian Reales, UF (Unidad de Fomento) and JPY (Japanese Yen) have been converted to pesos at the exchange rates as of each year end:

			Brazilian
YEAR	US$	EURO	Real	JPY	UF

2006	532.39	702.08	249.28	4.47	18,336.38
2005	512.50	606.08	219.35	4.34	17,974.81

Foreign currency translation differences resulting from the application of this standard are credited or charged to income for the year.

(g) Time deposits:

Time deposits are carried at cost plus adjustments, where applicable, and interest accrued up to each year end.

94 Telefónica Chile | Annual Report 2006

(h) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each year end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

(i) Inventories:

Equipment held for sale is carried at price-level restated acquisition or development cost or market value, whichever is less.

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j)Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, depending on the aging of such accounts. The allowance for debts exceeding 120 days, or 180 days in the case of large customers (corporations), is for 100% of the amount receivable.

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.21% .

(m) Leased assets:

Leased assets with a purchase option and whose contracts meet the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, by recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until it exercises the purchase option they cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(o) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the Company's operations.

(p) Goodwill:

This account corresponds to the valuation differences that are created when adjusting the cost of the investments, adopting the equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment (Note 12).

(q) Transactions with repurchase agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (Note 8).

(r) Obligations with the public:

(i) Bonds payable are presented in liabilities at the par value of the issued bonds (Note 17 b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (Notes 8 and 14).

(ii) Commercial paper is presented in liabilities at its placement value, plus accrued interest (Note 17 a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

Notes to the Consolidated Financial Statements
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

2. Summary of Significant Accounting Policies, continued:

(s) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and its modifications issued by the Chilean Association of Accountants and as established by SVS Circular No.1,466 dated January 27, 2000.

(t) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 6%, considering estimates such as the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations.

Costs for past services of the employees produced by changes in the actuarial bases are deferred and amortized over average periods of employees’ future service periods(Note 8 and 14).

(u) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the years. These amounts are recorded under Trade Accounts Receivable.

(v) Foreign currency forwards:

The Company has entered into foreign currency investment and hedging futures. The latter have been purchased to cover the foreign exchange variations for the Company’s current foreign currency obligations.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(w)Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (Note 27).

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and classified under Other property, plant and equipment.

(y) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference between exchange rate fluctuations and the Consumer Price Index (C.P.I.) due to from restating its investments abroad. These investments are controlled in United States dollars. The balance in this account is credited (or charged) to income in the same period in which the net income or loss on the total or partial disposal of these investments is recognized.

(z) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all cash flows not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

(aa) Correspondents:

The Company currently has agreements with foreign correspondents, which set the conditions that regulate international traffic. The correspondents are charged or paid according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis; the costs and income for the exercise are recognized on an accrual basis, and the net balances receivable and payable of each correspondent are recorded under “Trade Accounts Receivable” or “Accounts Payable”, as applicable.

96 Telefónica Chile | Annual Report 2006

3. Accounting Changes:

a) Accounting changes

During the years covered in these consolidated financial statements, there have been no changes to the accounting principles used.

b) Change in estimate

i) Changes in actuarial hypothesis discount rate

During the first quarter of 2006 an evaluation was performed of the market interest rate used to calculate the current value of staff severance indemnities. After completing this analysis, the Company decided to reduce the discount rate from 7% to 6%. As a result of these modifications, the Company recorded deferred tax assets of ThCh$2,797,402 (historical) in 2006, which will be amortized over the future years of service of the employees that qualify for this benefit.

ii) Change in estimation of international traffic

During 2005, subsidiary Telefónica Larga Distancia S.A. surveyed correspondents, in order to implement an automated system to measure, valuate and determine international traffic provisions. This work allowed optimization of information regarding values pending billing and/or payment for the concept of international traffic.

This new methodology generated a change in the estimation of provisions and a purging of real net balances of accounts receivable and payable to correspondents, which altogether resulted in adjustments to these accounts of ThCh$10,624,218 (historical) during the second half of 2005.

4. Marketable Securities:

The balance of marketable securities is as follows:

	2006	2005
Description	ThCh$	ThCh$

Publicly offered promissory notes	16,263,602	16,078,005

Total	16,263,602	16,078,005

Publicly offered promissory notes (Fixed Income)

	Date			Book Value
			Par
Instrument			Value	Amount	Rate	Market Value	Provision
	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	Dec-04	Sep-07	2,661,950	2,700,997	5%	2,700,997	(23,428)
							(8,812)
BCD0500907	Ago-05	Sep-07	1,863,365	1,890,698	5%	1,890,698
							(15,612)
BCD0500907	Sep-05	Sep-07	2,129,560	2,160,798	5%	2,160,798
							(19,309)
BCD0500907	Sep-05	Sep-07	2,661,950	2,700,997	5%	2,700,997
							(18,521)

BCD0500907	Sep-05	Sep-07	2,661,950	2,700,997	5%	2,700,997	(3,837)

BCD0500907	Sep-05	Sep-07	532,390	540,199	5%	540,199	(3,693)

BCD0500907	Sep-05	Sep-07	532,390	540,199	5%	540,199	(7,160)
BCD0500907	Sep-05	Sep-07	1,064,780	1,080,399	5%	1,080,399

Sub-Total			14,108,335	14,315,284		14,315,284	(100,372)

BCU500909	Nov-05	Sep-09	1,833,638	1,948,318	5%	1,963,051	-

Sub-Total			1,833,638	1,948,318		1,963,051	-

Total			15,941,973	16,263,602		16,278,335	(100,372)

Notes to the Consolidated Financial Statements
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

5. Current and Long-term Receivables:

The detail of current and long-term receivables is as follows:

			Current
	Up to 90 days		Over 90 up to 1 year			Total Current (net)				Long term
Description					Subtotal
	2006	2005	2006	2005	2006	2006		2005		2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	235,563,333	206,386,671	3,171,776	5,324,584	238,735,109	176,310,318	100.0	151,965,200	100%	-	1,086,836

Fixed telephony service	187,372,685	158,807,008	283,755	1,680,374	187,656,440	135,199,724	76.68	111,732,638	73.53	-	1,086,836
Long distance	22,703,056	24,278,493	-	-	22,703,056	16,307,812	9.25	16,540,377	10.88	-	-
Communications corporate	20,847,854	19,258,931	2,597,662	3,316,522	23,445,516	21,782,183	12.36	20,276,385	13.34	-	-
Other	4,639,738	4,042,239	290,359	327,688	4,930,097	3,020,599	1.71	3,415,800	2.25	-	-
Allowance for doubtful accounts	(62,424,791)	(59,746,055)	-	-	(62,424,791)	-		-		-

Notes receivable	8,325,856	8,189,387	221,157	105,348	8,547,013	4,125,379		3,433,457		-	-

Allowance for doubtful notes	(4,421,634)	(4,861,278)	-	-	(4,421,634)	-		-		-	-

Miscellaneous accounts receivable	7,551,599	8,944,237	2,972,805	3,327,536	10,524,404	10,524,404		12,271,773		13,607,076	14,620,144

Allowance for doubtful
accounts				-		-		-			- -

Long-term receivables										13,607,076	15,706, 980

98 Telefónica Chile | Annual Report 2006

6. Balances and Transactions with Related Entities:

a) Accounts receivables from related parties are as follows:

		Short Term		Long Term
Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

87,845,500-2	Telefónica Móviles Chile S.A.	702,422	-	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	53,353	-	-	-
96,672,160-K	Telefónica Móviles Chile Larga Distancia S.A.	330,509	1,173,710	-	-
96,834,230-4	Terra Networks Chile S.A.	1,893,796	1,137,399	-	-
96,895,220-K	Atento Chile S.A.	477,989	418,619	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	489,650	106,387	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	8,458,174	6,635,631	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	10,980	1,926	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	136,888	184,992	-	-
Foreign	Telefónica España	702,320	819,149	-	-
Foreign	Telefónica LD Puerto Rico	212,383	-	-	-
Foreign	Telefónica Data Usa Inc.	36,035	27,237	-	-
Foreign	Telefónica Data España	-	357,121	-	-
Foreign	Telefónica Argentina	1,600,129	1,847,521	-	-
Foreign	Telefónica Soluciones de Informática España S.A.	1,522,632	-	-	-
Foreign	Telefónica WholeSale International Services	391,626	459,420	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,204	11,437	-	-
Foreign	Telefónica Perú	391,372	-	-	-
Foreign	Telefónica Procesos Tec. de Información	-	1,366,279	-	-

Total		17,421,462	14,546,828	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Accounts payables to related parties are as follows:

		Short Term		Long Term
Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	-	1,301	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	286,048	286,296	-	-
96,834,230-4	Terra Networks Chile S.A.	5,336,338	4,241,588	-	-
96,895,220-K	Atento Chile S.A.	3,309,526	675,232	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	4,154,051	219,679	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	14,591,511	14,979,040	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	2,525,323	-	-	-
96,672,160-K	Telefónica Móviles Chile Larga Distancia S.A.	4,744	4,531,142	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	1,163		-	-
Foreign	Telefónica Gestión de Servicios Compartidos España S.A.	31,397	-	-	-
Foreign	Telefónica Argentina	567,014	-	-	-
Foreign	Telefónica España	35,344	-	-	-
Foreign	Telefónica Perú	427,488	49,651	-	-
Foreign	Telefónica Guatemala	25,274	100,575	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	29,856	57,307	-	-
Foreign	Telefónica WholeSale International Services	954,266	692,229	-	-
Foreign	Telefónica Puerto Rico	8,704	16,385	-	-
Foreign	Telefónica Investigación y Desarrollo	577,993	522,310	-	-
Foreign	Telecomunicaciones de Sao Paulo	27,932	35,726	-	-
Foreign	Telefónica Data España	113,188	-	-	-

Total		33,007,160	26,408,461	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under normal market conditions.

Notes to the Consolidated Financial Statements
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

6. Balances and Transactions with Related Entities:

c) Transactions:

				2006		2005
				ThCh$		ThCh$
		Nature of	Description of		Effect on		Effect on
Company	Tax No.	relationship	transaction	Amount	income	Amount	income

Telefónica España	Foreign	Related to	Sales	891,339	891,339	889,463	889,463
		parent company	Purchases	(453,065)	(453,065)	(232,877)	(232,877)
Telefónica Data Usa Inc.	Foreign	Related to	Sales	35,182	35,182	5,328,198	5,328,198
		parentcompany					.
Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	Purchases	(580,709)	(580,709)	(583,198)	(583,198)
Terra Networks Chile S.A.	96,834,230-4	Related	Sales	6,107,825	6,107,825	5,328,198	5,328,198
		company	Purchases	(694,904)	(694,904)	(933,828)	(933,828)
Atento Chile S.A.	96,895,220-k	Related	Sales	1,224,942	1,224,942	1,709,311	1,709,311
		company	Purchases	(17,094,965)	(17,094,965)	(15 741 142)	(15,741,142)
Telefónica Argentina	Foreign	Related to	Sales	1,816,792	1,816,792	1,152,875	1,152,875
		parent company	Purchases	(1,885,541)	(1,885,541)	(853,821)	(853,821)
Telecomunicaciones de Sao Paulo	Foreign	Related to	Sales	286,655	286,655	163,258	163,258
		parent company	Purchases	(167,757)	(167,757)	(213,567)	(213,567)
Telefónica Guatemala	Foreign	Related to	Sales	23,505	23,505	9,031	9,031
		parent company	Purchases	(53,472)	(53,472)	(38,541)	(38,541)
Telefónica del Perú	Foreign	Related to	Sales	1,028,126	1,028,126	525,857	525,857
		parent company	Purchases	(745,448)	(745,448)	(552,147)	(552,147)
Telefónica LD Puerto Rico	Foreign	Related to	Sales	10,928	10,928	11,964	11,964
		parent company	Purchases	(21,079)	(21,079)	(14,447)	(14,447)
Telefónica El Salvador	Foreign	Related to	Sales	9,395	9,395	5,130	5,130
		parent company	Purchases	(42,627)	(42,627)	(29,614)	(29,614)
Telefónica Móvil de Chile S.A.	96,786,140-5	Related to	Sales	14,136,159	14,136,159	13,589,179	13,589,179
		parent company	Purchases	(42,179,355)	(42,179,355)	(42,684,401)	(42,684,401)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-K	Related to	Sales	629,856	629,856	1,569,089	1,569,089
		parent company	Purchases	(8,191,302)	(8,191,302)	(12,478,781)	(12,478,781)
Telefónica WholeSale International Services España	Foreign	Related to	Sales	-	-	304,153	304,153
		parent company	Purchases	-	-	(2,624,571)	(2,624,571)
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related to	Sales	-	-	793,708	793,708
		parent company	Purchases	-	-	(147,727)	(147,727)
Telefónica WholeSale International Services Uruguay	Foreign	Related to	Purchases	-	-	(1,328,185)	(1,328,185)
		parentcompany					.
Telefónica Gestión de Serv. Compartidos España S.A.	Foreign	Related to	Sales	-	-	11,437	11,437
		parent company	Purchases	(8,590)	(8,590)	-	-
			Other non-	137	137	-	-
			operating income				,
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related to	Sales	104,259	104,259	10,228	10,228
		parent company	Purchases	(28,075)	(28,075)	-	-
Telefónica Moviles Soluciones y Aplicaciones S.A.	96,990,810-7	Related to	Sales	65,110	65,110	93,208	93,208
		parentcompany					,
Terra Networks Inc.	Foreign	Related to	Sales	82	82	-	-
		parent company					.
Telefónica WholeSa le International Services Chile S.A.	96,910,730-9	Related to	Sales	1,279,971	1,279,971	959,746	959,746
		parent company	Purchases	(5,129,791)	(5,129,791)	(111,193)	. (111,193)
Instituto Telefónica Chi le S.A.	96,811,570-7	Related to	Sales	26,073	26,07	-	-
		parent company					.
Telefónica Soluciones de Informática y Comunicaciones	Foreign	Related to	Sales
de España		parent company		22,730	22,730	-	-

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are both short and long-term, denominated in US dollars and accrue interest at a variable rate adjusted to market rates (US$ + Market Spread).

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case varies based on the related transaction.

100 Telefónica Chile | Annual Report 2006

7. Current and Deferred Income Taxes:

a) General information:

As of December 31, 2006 and 2005, the Parent Company has established a first category income tax provision, as it had taxable net income of ThCh$142,024,686 and ThCh$112,443,624, respectively.

In addition, as of December 31, 2006 and 2005, a provision for the first category income tax in subsidiaries was recorded in an amount of ThCh$52,220,032 and ThCh$29,208,300, respectively.

As of December 31, 2006 and 2005, accumulated tax losses of subsidiaries amount to ThCh$6,344,235 and ThCh$7,495,647 respectively.

According to current legislation the tax years subject to an eventual review by the fiscal authority consider transactions generated from 2004 to date for most of the taxes to which the Company’s operations are subject.

In the course of its normal operations, the Company is subject to the regulation and oversight of the Chilean Internal Revenue Service, and therefore differences can arise in the application of tax determination criteria. Based on the information available to date, management believes that there are no additional significant liabilities other than those already recorded for this concept in the financial statements.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

	Retained	Retained	Retained	Retained	Retained
	Taxable	Taxable	Taxable	Taxable	Taxable
Subsidiaries	Earnings w/15%	Earnings w/16%	Earnings	Earnings w/17%	Earnings w/o	Amount of
	credit	credit	w/16.5% credit	credit	credit	credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,183,566	827,286	4,951,307	59,637,318	5,114,977	13,736,166
Telefónica Empresas CTC Chile S.A.	103	-	1,721,203	42,118,766	5,552,492	8,966,859
Telefónica Chile S.A.	-	-	-	106,924,222	24,144,197	21,900,112
Telefónica Internet Empresas S.A.	-	-	-	2,925,794	440,006	599,258

Total	2,183,669	827,286	6,672,510	211,606,100	35,251,672	45,202,395

b) Deferred taxes:

As of December 31, 2006 and 2005 t he accumulated balances of temporary differences that generated net deferred tax liabilities in the amount of ThCh$41,131,826 and ThCh$47,657,709, are as follows:

		2006				2005
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Description
	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,080,033	-	-	-	10,265,254	-	-	-
Vacation provision	732,497	-	-	-	834,088	-	-	-
Tax benefits for tax losses	-	1,078,520	-	-	225,115	1,049,145	-	-
Staff severance indemnities	-	-	-	3,901,638	-	-	-	6,351,092
Leased assets and liabilities	-	20,504	-	210,814	-	61,465	-	124,007
Property, plant and equipment	-	661,234	-	144,637,726	-	4,214,526	-	167,885,804
Difference in amount of capitalized staff severance	-	374,552	-	385,800	-	546,158	-	-
Deferred charge on sale of assets	-	4,102	-	260,834	-	-	-	988,059
Development software	-	-	-	3,952,366	-	-	-	2,199,009
Collective negotiation bonus	-	-	-	138,783	-	-	-	34,648
Other	3,180,902	1,134,220	61,142	7,093,945	656,481	292,305	50,100	4,229,742

Sub-Total	13,993,432	3,273,132	61,142	160,581,906	11,980,938	6,163,599	50,100	181,812,361

Complementary accounts net of accumulated amortization	-	(863,355)	-	(103,108,013)	-	(3,726,247)	-	(119,786,462)

Sub-Total	13,993,432	2,409,777	61,142	57,473,893	11,980,938	2,437,352	50,100	62,025,899

Tax reclassification	(61,142)	(2,409,777)	(61,142)	(2,409,777)	(50,100)	(2,437,352)	(50,100)	(2,437,352)

Total	13,932,290	-	-	55,064,116	11,930,838	-	-	59,588,547

c) Income tax detail:
The current tax expense shown in the following table is based on taxable income:

Description	2006	2005
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	33,021,602	24,080,827
Current tax expense (article 21 single tax at 35%)	52,484	63,256
Common tax expense (first category (corporate) single income tax)	-	342,339
Tax expense adjustment (previous exercises)	(337,991)	74,698

Income tax subtotal	32,736,095	24,561,120

- Current exercises deferred taxes	(16,932,280)	(4,363,371)
- Tax benefits from tax loss carry forwards	(19,475)	-
- Effect of amortization of complementary accounts for deferred assets and liabilities	13,815,557	13,895,659

Deferred tax subtotal	(3,136,198)	9,532,288

Total expense tax	29,599,897	34,093,408

102 Telefónica Chile | Annual Report 2006

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	3,728,382	4,084,521
Deferred union contract bonus (1)	1,410,404	1,270,488
Deferred exchange insurance premiums	-	80,417
Telephone directories for connection program	2,978,524	2,771,733
Deferred higher bond discount rate (note 25)	230,432	48,761
Deferred disbursements for placement of bonds (note 25)	127,846	269,297
Commercial paper issuance costs (note 25)	-	102,983
Deferred disbursements for foreign financing proceeds (2)	415,127	702,122
Exchange insurance receivable	631,636	232,979
Deferred staff severance indemnities charges (3)	1,210,332	1,038,064
Other	215,875	731,673

Total	10,948,558	11,333,038

(1) Between May and September 2006, the Company negotiated a collective agreement for 38 and 48 months with some of its employees, granting them, among other benefits, a negotiation bonus. That bonus was paid between July and December 2006. The total benefit amounted to ThCh$4,918,946 (historical), and is deferred using the straight-line method during the term of the collective agreement. The long-term portion is presented under Other (in Other Assets) (Note 14).
(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is presented under Other (in Other Assets) (Note 14)
(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypotheses and for the concept of loans to employees. The long-term portion is presented under Other (in Other Assets) (Note 14).

9. Information Regarding Sales Commitment Transactions (Agreements):

	Dates				Subscription
Code				Original	value		Final value	Instrument	Book value
	Inception	End	Counterparty	currency	ThCh$	Rate	ThCh$	identification	ThCh$

CRV	December 28,	January 4,	HSBCBANK	USD	7,000	5.32%	3,771,437	BCP0800708	3,728,382
	2006	2007

			Total		7,000		3,771,437		3,728,382

10. Property, Plant and Equipment:

The detail of property, plant and equipment is as follows:

	2006		2005
	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
Description	Depreciation	and equipment	Depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,858,064	-	27,852,723

Building and improvements	355,383,167	785,112,256	334,195,911	791,790,968

Machinery and equipment	2,120,375,386	2,762,527,493	1,989,388,441	2,723,729,586

Central office telephone equipment	1,310,136,450	1,544,440,986	1,230,381,338	1,554,229,089
External plant	598,561,543	931,830,518	575,640,139	927,068,791
Subscribers’equipment	175,157,240	249,126,821	146,407,442	204,413,834
General equipment	36,520,153	37,129,168	36,959,522	38,017,872

Other Property, Plant and Equipment	185,488,435	316,701,911	155,313,521	264,559,181

Office furniture and equipment	97,934,870	113,042,579	82,748,400	107,872,923
Projects, work in progress and materials (2)	-	92,962,795	-	63,072,289
Leased assets (1)	64,748	503,026	56,364	503,026
Property, plant and equipment temporarily out of	7,004,509	7,004,509	5,549,445	6,635,785
service
Software	78,512,544	100,649,206	65,295,048	83,841,793
Other	1,971,764	2,539,796	1,664,264	2,633,365

Technical revaluation Circular 550	10,825,085	9,463,656	11,174,705	9,948,548

Total	2,672,072,073	3,901,663,380	2,490,072,578	3,817,881,006

(1) Leased assets have a gross value of ThCh$503,025 and ThCh$503,025 for the concept of buildings for 2006 and 2005, respectively, with accumulated depreciation of ThCh$64,748 and ThCh$56,365 for 2006 and 2005, respectively.
(2) Until December 31, 2002, works in progress included capitalization of the related borrowing costs, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, and therefore, the gross property, plant and equipment balance includes interest of ThCh$197,476,463. Accumulated depreciation for this interest amounts to ThCh$137,959,179 and ThCh$126,825,076 for 2006 and 2005, respectively.

A depreciation charge for the year amounting to ThCh$198,515,815 and ThCh$193,673,289 for 2006 and 2005, respectively, was recorded as operating cost, and a depreciation charge of ThCh$5,511,233 for 2006 and ThCh$4,522,137 for 2005 was recorded as administrative and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$879,772 and ThCh$2,724,767 in 2006 and 2005, which is classified under “Other Non-operating Expenses”(Note 22 b).

During the normal course of its operations the Company monitors both new and existing assets and their depreciation rates, adjusting them in line with the technological evolution and development of the market in which it competes.

104 Telefónica Chile | Annual Report 2006

The detail by item of the technical reappraisal is as follows:

			Gross property,	Gross property,
Description	Net	Accumulated	plant and equipment	plant and equipment
	Balance	Depreciation	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(517,192)		(517,192)	(517,192)
Building and improvements	(805,598)	(4,157,537)	(4,963,135)	(4,962,876)
Machinery and equipment	(38,639)	14,982,622	14,943,983	15,428,616

Total	(1,361,429)	10,825,085	9,463,656	9,948,548

Depreciation of the technical reappraisal surplus for the years of ThCh$(22,455) and ThCh$(23,723) for 2006 and 2005, respectively.
Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,353,312,969 in 2006 and ThCh$1,102,827,648 in 2005, which include ThCh$13,141,591 and ThCh$12,518,520, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in Related Companies:

The detail of investments in related companies is as follows:

			Currency		Percentage
Taxp. No.	Company		controlling		participation		Equity of the companies
		Country of	the	Number of	2006	2005	2006	2005
		origin	investment	shares	%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	Brazil	U.S. Dollar	48,950,000	2.61	2.61	151,214,295	148,096,542
96,895,220-k	Atento Chile S.A. (3)	Chile	Pesos	3,209,204	28.84	28.84	14,433,488	14,325,163
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	Chile	Pesos	-		20.00		-

		Net income (loss)		Equity income (loss)
		of the companies		of the investment		Investment value		Investment book value
Taxp. No.	Company	2006	2005	2006	2005	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	(1,288,424)	5,146,141	(33,628)	134,315	3,946,692	3,865,320	3,946,692	3,865,320
96,895,220-k	Atento Chile S.A.(3)	6,759,221	5,596,446	1,949,359	1,614,014	4,162,618	4,131,377	4,162,618	4,131,377
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	-	(165,964)	-	(33,193)	-	-	-	-

Total						8,109,310	7,996,697	8,109,310	7,996,697

(1) The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 SVS and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular, its parent company, Telefónica España, has direct and indirect participation exceeding 20% ownership of the capital stock of that company.
(2) The Special Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005, the Chilean Internal Revenue Service authorized the closing of this company.
(3) As of December 31, 2006, the value of the investment was recognized on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments. The Company intends to reinvest net income from foreign investments on an ongoing basis, and therefore there is no potentially remittable net income.

12. Goodwill:

The detail of goodwill is as follows:

Taxpayer No.	Company	Year	2006		2005
			Amount amortized		Amount amortized
			in the year	Balance of	in the year	Balance of
			ThCh$	Goodwill	ThCh$	Goodwill

Foreign	TBS Celular Participaçion S.A.	2001	190,433	1,702,655	190,433	2,538,239
96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,174,896	13,868,237	1,174,896	15,043,133
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	761,341	-	155,466	777,329
96,834,320-3	Telefónica Internet Empresas S.A. (2)	1999	96,021	384,085	96,021	480,106

Total			2,222,691	15,954,977	1,616,816	18,838,807

(1) As indicated in Note 2d) No. 1, on January 26, 2006 the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) to Telefónica Chile S.A. This sale was performed at book value, not taking into consideration the amount corresponding to goodwill in the price, which meant recognizing in results (in an extraordinary manner) the amortization of the balance of goodwill as of that date.
(2) On January 27, 2006 Telefónica Empresas CTC Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile S.A. ThCh$1,468,683. On January 26 CTC Equipos y Servicios de Telecomunicaciones sold its entire ownership interest of 16 shares to Telefónica Chile S.A. ThCh$132.

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

13. Intangibles:

The detail of intangibles is as follows:

Description	2006	2005
	ThCh$	ThCh$

Underwater cable rights (gross)	37,817,759	37,827,844
Accumulated amortization, previous exercises	(7,529,868)	(5,277,917)
Amortization for the exercises	(1,768,940)	(2,251,951)
Licenses (Software) (gross)	15,414,682	12,075,031
Accumulated amortization, previous exercises	(5,405,782)	(1,967,911)
Amortization for the year	(3,255,187)	(2,595,384)

Total Net Intangibles	35,272,664	37,809,712

106 Telefónica Chile | Annual Report 2006

14. Other Non-current Assets:

The detail of other non-current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (note 8(2)) (1)	721,033	1,291,171
Deferred union contract bonus (note 8(1))	3,076,244	69,714
Bond issue expenses (note 25)	684,423	27,208
Bond discount (note 25)	1,120,213	183,916
Guaranteed deposits	116,806	140,421
Deferred charge due to change in actuarial estimations (note 8(3)) (2)	8,017,844	7,416,719
Deferred staff severance indemnities (3)	4,208,788	4,752,041
Other	-	16,280

Total	17,945,351	13,897,470

(1) This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).
(2) In light of the new contractual conditions derived from the organizational changes experienced by the Company, a series of studies has allowed for, beginning in 2004, modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as the mortality of employees and future salary increases and includes the rate change mentioned in Note 3 b i) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8) The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average remaining future years of service for the employees that will receive the benefit (see Note 2s).
(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted. The short-term portion is presented under Other Current Assets (Note 8) The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees eligible for the benefit. The loan is presented under Other Long-Term Receivables.

15. Short-term Obligations with Banks and Financial Institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

		US$		U.F.		TOTAL
Taxp. No.	Bank or financial institution	2006	2005	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Current Maturities of long-term debt
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	446,305	327,951	446,305	327,951
Foreign	CALYON NEW YORK BRANCH AND OTHERS	169,034	128,200	-	-	169,034	128,200
97,008,000-7	CITIBANK	655,812	315,130	-	-	655,812	315,130
Foreign	BBVA BANCOMER AND OTHERS	733,963	-	-	-	733,963	-
Foreign	ABN AMRO BANK	-	576,013	-	-	-	576,013

	Total	1,558,809	1,019,343	446,305	327,951	2,005,114	1,347,294

	Outstanding principal	-	-	-	-	-	-
	Average annual interest rate	5.70%	4.68%	3.16%	2.32%	5.20%	4.10%

Percentage of obligations in foreign currency: 77.74 % for 2006 and 75.66 % for 2005
Percentage of obligations in local currency:     22.26 % for 2006 and 24.34 % for 2005

16. Long-term Obligations with Banks and Financial Institutions

Long-term obligations with banks and financial institutions:

Taxp. No.	Bank or financial institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of Dec. 31, 2006 ThCh$	Average annual interest rate %	Long-term portion as of Dec. 31, 2005 ThCh$
			1 to 2 ThCh$	2 to 3 ThCh$	3 to 5 ThCh$

	Loans in U.S. Dollars

Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	-	106,478,000	-	106,478,000	Libor + 0.35%	104,652,502
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	79,858,500	79,858,500	Libor + 0.334%	78,489,374
97,008,000-7	CITIBANK (2)	US$	79,858,500	-	-	79,858,500	Libor + 0.31%	78,489,374

	Subtotal		79,858,500	106,478,000	79,858,500	266,195,000	5.70%	261,631,250

	Loans In unidades de fomento (UF)

97,015,000-5	SANTANDER SANTIAGO (4)	UF	-	-	65,185,831	65,185,831	TAB 360 + 0.45%	65,242,359

	Subtotal		-	-	65,185,831	65,185,831	3.16%	65,242,359

	Total		79,858,500	106,478,000	145,044,331	331,380,831	5.20%	326,873,609

Percentage of obligations in foreign currency:	80.33 % for 2006 and 80.04 % for 2005
Percentage of obligations in local currency:	19.67 % for 2006 and 19.96 % for 2005

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, which was the Bilbao Viscaya Argentaria Bank.
(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, which was the ABN Amro Bank.
(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011, in addition to changing the agent bank, which was the ABN Amro Bank.
(4) In April, the Company renegotiated this loan, extending its maturity due from April 2010 and reducing the interest rate to TAB 360 + 0.45%.

108 Telefónica Chile | Annual Report 2006

17. Obligations with the Public:

a) Commercial paper:
On January 27, 2003 and May 12, 2004, Telefónica Chile registered two commercial paper lines in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to the line may not exceed that amount. The term of each line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On April 27, 2005, a Series F placement of the same type of instrument was made for ThCh$23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005, series G and H of the same instrument were placed in the amount of ThCh$35,000,000. Scotia bank Sudamericano Corredores de Bolsa was the placement agent on that occasion.

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$12,000,000. The placement agent was Inversiones Boston Corredores de Bolsa, and the instrument's maturity date was December 6, 2006.

On July 11, 2006, the Company placed a fourth issuance of its line of Commercial Paper with a charge to line No. 015. This issuance was performed in three series (J1 - J2 - J3) for a total of ThCh$7,000,000 The placement agent was Inversiones Boston, and the instrument's maturity date was September 27, 2006.

The details of these transactions are described below:

Registration or identification number of the instrument	Series	Current nominal amount placed ThCh$	Boad readjustment unit ThCh$	Interest rate %	Final maturity	Accountingvalue		Placement in Chile or abroad
						2006 ThCh$	2005 ThCh$

Short-term commercial paper
015	F	23,000,000	Ch$ non-adjustable	0.4100	Mar 28, 2006	-	23,217,737	Chile
005	G	17,500,000	Ch$ non-adjustable	0.5100	Apr 20, 2006	-	17,544,574	Chile
005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	-	17,523,515	Chile

Total						-	58,285,826

b) Bonds
The detail of obligations with the public for bond issues, classified as short and long-term, is as follows:

				Nominal		Frecuency		Par value
Registration number		Nominal		annual						Placement
or identification of	Series	amount	Readjustment	interest	Final	Interest		2006	2005	in Chile or
the instrument		of issue	unit for bond	rate	maturity	payment	Amortizations	ThCh$	ThCh$	abroad

Short-term portion of long-term bonds

143.27.06.91	F	71,429	U. F.	6.000	Apr. 2016	Semi-annual	Semi-annual	1,465,059	1,483,495	Chile
281.20.12.01	L (1)	-	U. F.	3.750	Oct. 2012	Semi-annual	Maturity	374,699	-	Chile

Issued in New York	Yankee Bonds	-	US$	7.625	Jul. 2006	Semi-annual	Maturity	-	26,884,467	Abroad
Issued in New York	Yankee Bonds	-	US$	8.375	Jan. 2006	Semi-annual	Maturity	-	85,344,169	Abroad

Total								1,839,758	113,712,131

Long-term bonds

143.27.06.91	F	642,857	U. F.	6.000	Apr. 2016	Semi-annual	Semi-annual	11,132,803	12,453,342	Chile
281.20.12.01	L (1)	3,000,000	U. F.	3.750	Oct. 2012	Semi-annual	Maturity	55,009,140	-	Chile

Total								66,141,943	12,453,342

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 (equivalent to US$102.1 million) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012 at an annual interest rate of UF + 3.75% . Interest is paid semiannually. There is a redemption option as of October 25, 2007.

110 Telefónica Chile | Annual Report 2006

18. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

	2006	2005
Current	ThCh$	ThCh$

Staff severance indemnities	462,785	486,528
Vacation	4,307,527	4,947,831
Other employee benefits (1)	5,095,643	5,938,839
Employee benefit advances	(1,484,258)	(1,073,889)

Subtotal	8,381,697	10,299,309

	2006	2005
Long-term	ThCh$	ThCh$

Staff severance indemnities	35,525,488	36,078,910

Total	43,907,185	46,378,219

(1) Includes provisions as per current collective agreement.

During the exercises, there were bad debt write-offs of ThCh$14,471,923 in 2006 and ThCh$43,669,583 in 2005, which were charged against the respective allowance for doubtful accounts.

19. Staff Severance Indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2006	2005
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	3,898,771	4,472,409
Other non-operating expenses	9,470,747	1,345,883

Total	13,369,518	5,818,292

Payments and other changes in the exercises	(19,645)	1,737,323

20. Minority Interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail for 2006 and 2005 is as follows:

	Percentage minority interest		Participation in equity		Participation in net income (loss)

Subsidiaries	2006	2005	2006	2005	2006	2005
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Instituto Telefónica Chile S.A.	-	20.00	-	251,764	(47,226)	(6,716)
Telefónica Larga Distancia S.A.	0.69	0.84	1,053,959	1,142,716	104,884	8,583
Fundación Telefónica Chile	50.00	50.00	176,314	275,590	(99,276)	28,852
Telefónica Gestión de Servicios Compartidos Chile S.A.	0.001	-	14	11	(1)	-
CTC Equi pos y Servicios de Telecomunicaciones S.A.	-	0.0001	-	-	-	5

Total			1,230,287	1,670,081	(41,619)	30,724

21. Shareholders’ Equity

During 2006 and 2005, changes in shareholders’ equity accounts are as follows:

						Total
	Paid-in	Other	Retained	Net	Interim	shareholders
	capital	reserves	earnings	income	dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2006

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 net income to retained earnings	-	-	25,183,320	(25,183,320)	-	-
Capital reduction	(40,200,514)	-	-	-	-	(40,200,514)
Absorption of interim dividend	-	-	(10,528,728)	-	10,528,72	-
Final dividend 2005	-	-	(14,654,592)	-	-	(14,654,592)
Interim dividend 2006	-	-	-	-	(10,528,728)	(10,528,728)
Cumulative translation adjustment	-	(530,149)	-	-	-	(530,149)
Price-level restatement, net	18,402,738	(44,867)	-	-	63,173	18,421,044
Other reserves	-	(674,254)	-	-	-	(674,254)
Net income	-	-	-	23,353,046	-	23,353,046

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875

2005

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 income to retained earnings	-	-	311,628,674	(311,628,674)	-	-
Absorption of interim dividend	-	-	(255,303,899)	-	255,303,899	-
Final dividend 2004	-	-	(56,324,775)	-	-	(56,324,775)
Interim dividend	-	-	(48,806,351)	-	-	(48,806,351)
Interim dividend 2005	-		-	-	(10,528,728)	(10,528,728)
Cumulative translation adjustment	-	(469,034)	-	-	-	(469,034)
Price-level restatement, net	31,715,192	(44,556)	-	-	(21,058)	31,649,578
Net income	-	-	-	25,183,320	-	25,183,320

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022

Restated balances as of December 31, 2006	931,859,276	(1,788,017)	-	25,712,170	(10,771,330)	945,012,099

112 Telefónica Chile | Annual Report 2006

(a) Paid-in capital:
As of December 31, 2006 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series		Subscribed capital	Paid-in capital
		ThCh$	ThCh$

A		813,490,434	813,490,434
B		77,404,519	77,404,519

(b) Shareholder distribution:
As indicated in SVS Circular No.792, the distribution of shareholders by their ownership percentage in the Company as of December 31, 2006 is as follows:

Type of shareholder	Percentage of total holdings %	Number of shereholders

10% holding or more	55.90	2
Less than 10% holding:
Investment equal to or exceeding U F 200	43.35	1,584
Investment under UF 200	0.75	10,999

Total	100.00	12,585

Company controller	44.90	1

(c) Dividends:

i) Dividend policy:
In accordance with Law No.18,046, unless otherwise decided at the Shareholders' Meeting by unanimous vote, when there is net income at least 30% must be distributed in dividends.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the General Shareholders’ Meeting modified the dividend distribution policy reported at the General Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed:
On April 14, 2005, the Special Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$58.84591 per share with a charge to net income for 2004 of ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$50.99095 per share, with a charge to retained earnings as of December 2004 of ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 net income equivalent to ThCh$10,528,728.

On April 20, 2006, the Special Shareholders’ Meeting approved the payment of a final dividend (No. 171) of Ch$15.31 per share with a charge to net income for 2005 of ThCh$14,654,592. The dividend was paid on June 22, 2006.

In addition, the shareholders approved the modification of the Company’s bylaws to decrease capital by ThCh$40,200,514, in order to distribute additional cash to the shareholders in 2006. Capital distribution No. 1 was equivalent to Ch$42 per share and Ch$168 per ADR.

On October 26, 2006, the Board of Directors approved payment of interim dividend No. 172, in the amount of ThCh$10,528,728, equivalent to Ch$11 per share.

(d) Other reserves:
Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
		December 31,	Price-level		Balance as of
	Company	2005	restatement	Net movement	December 31, 2006
		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	-	-	(682,346)	(682,346)
Foreign	TBS Participación S.A.	(1,751,241)	(36,776)	(530,148)	(2,318,165)

Total		(1,751,241)	(36,776)	(1,212,494)	(3,000,511)

114 Telefónica Chile | Annual Report 2006

22. Other Non-operating Income and Expenses:

(a) Other non-operating income:
The detail of other non-operating income is as follows:

	2006	2005
Other Income	ThCh$	ThCh$

Administrative services	186,968	-
Fines levied on suppliers and indemnities	125,864	-
Proceeds from sale of used equipment	606,183	1,956,018
Real estate rental	349,404	276,691
Net income on the sale of Intelsat shares	-	646,887
Other	348,448	291,237

Total	1,616,867	3,170,833

(b) Other non-op erating expenses:
The detail of other non-operating expenses is as follows:

	2006	2005
Other Expenses	ThCh$	ThCh$

Lawsuit and other provisions	1,665,332	1,189,410
Depreciation and retirement of out-of-service property, plant and equipment (1)	879,772	2,724,767
Removal of property, plant and equipment that is out of service	636,314	1,746,693
Unrecovered VAT credit	-	1,250,279
Lower market value provision	26,213	169,905
Restructuring costs (2)	9,528,970	2,070,590
Expired assets provision	2,534,000	2,264,271
Donations	-	416,345
Other	1,374,081	1,519,320

Total	16,644,682	13,351,580

(1) As of December 2006, this item is composed mainly of depreciation of telephone equipment maintained in stock for replacements.
(2) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.

23. Price-level Restatement:

The detail of price-level restatement is as follows:

		2006	2005
Assets (Charges) Credits	Indexation	ThCh$	ThCh$

Inventory	C.P.I.	25,622	181,845
Prepaid expenses	C.P.I.	(1,255)	5,264
Prepaid expenses	U.F.	22,242	(14,014)
Other current assets	C.P.I.	118,016	54,659
Other current assets	U.F.	78,956	145,178
Short and long-term deferred taxes	C.P.I.	2,387,135	4,515,842
Property, plant and equipment	C.P.I.	27,844,681	51,304,830
Investments in related companies	C.P.I.	132,539	215,088
Goodwill	C.P.I.	371,584	710,813
Long-term receivables	U.F.	(328,733)	(1,909,445)
Long-term receivables	C.P.I.	144,527	304,103
Other long-term assets	C.P.I.	789,282	1,713,663
Other long-term assets	U.F.	(103,584)	12,119
Expense accounts	C.P.I.	4,508,838	11,103,245

Total Credits		35,989,850	68,343,190

		2006	2005
Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	ThCh$	ThCh$

Short-term obligations	U.F.	(125,877)	(6,865,444)
Short-term obligations	C.P.I.	(23,572)	-
Long-term obligations	C.P.I.	(26,908)	(18,718)
Long-term obligations	U.F.	(9,991,243)	(9,240,066)
Shareholders’ Equity	C.P.I.	(18,421,044)	(32,314,220)
Revenue accounts	C.P.I.	(6,900,277)	(17,919,074)

Total (Charges)		(35,488,921)	(66,357,522)

Price-level restatement, net		500,929	1,985,668

116 Telefónica Chile | Annual Report 2006

24. Foreign Currency Translation:

The detail of the gain on foreign currency translation is as follows:

		2006	2005
Assets (Charges) Credits	Currency	ThCh$	ThCh$

Inventory	US$	-	(967.381)
Current assets	US$	3,694,819	6,257,457
Current assets	EURO	2,096	(10,006)
Current assets	BRAZILIAN REAL	142,064	(32,263)
Long-term receivables	US$	1,411,885	6,007,972
Other long-term assets	US$	(850)	5,931

Total Credits		5,250,014	11,261,710

		2006	2005
Liabilities (Charges) Credits	Currency	ThCh$	ThCh$

Short-term obligations	US$	(2,024,503)	(1,489,006)
Short-term obligations	EURO	(52,254)	5,422
Short-term obligations	BRAZILIAN REAL	82,030	21,950
Long-term obligations	US$	(3,090,398)	(8,823,947)

Total (Charges)		(5,085,125)	(10,285,581)

Foreign currency translation, net		164,889	976,129

25. Expenses from Issuance and Placement of Shares and Debt:

The detail of this item is as follows:

	Short-term		Long-term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	127,846	269,297	684,423	27,208
Discount on debt	230,432	48,761	1,120,213	183,916
Commercial paper issuance expense	-	102,983	-

Total	358,278	421,041	1,804,636	211,124

These items are classified under Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash Flows:

Financing and investing activities that do not generate cash flows during the years, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	- Notes 15 and 16
Obligations with the public	- Note 17

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	14,315,284
BCU	2009	1,948,318

c) Cash and cash equivalents:

	2006	2005
	ThCh$	ThCh$

Cash	10,074,960	6,424,238
Time deposits	27,543,715	86,753,294
Other current assets	3,728,382	4,084,521

Total	41,347,057	97,262,053

118 Telefónica Chile | Annual Report 2006

27. Derivative Contracts:

The detail of derivate contracts is as follows:

			Descripciones de los contratos						Affected Accounts

						Hedged Item or		Va lue of Hedged Item ThCh$
Tipe of Derivate	Tipe of Contrarc				Purchase Sale Position	Transaction			Asset/Liability		Effect on Income
		Contrarc	Maturity or	Specific						Amount	Realized	Unrealized
		Value	Expir.	Item		Name	Amount		Name	ThCh$	ThCh$	ThCh$

						.
S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Obligin US$	150,000,000	79,858,500	asset	80,191,646	4,084,417	-
									liabilities	(90,137,930)
						.
S	CCPE	200,000,000	II Quarter 2009	Exchange rate	C	Obligin US$	200,000,000	106,478,000	asset	106,533,546	2,754,923	-
									liabilities	(120,358,491)
						.
S	CCPE	150,000,000	II Quarter 2011	Exchange rate	C	Obligin US$	150,000,000	79,858,500	asset	80,047,989	(1,185,064)	-
									liabilities	(83,908,400)

FR	CI	26,400,000	I Quarter 2007	Exchange rate	V	-	-	-	asset	14,063,458	5,656	-
									liabilities	(14,057,502)

FR	CI	13,105,14	I Quarter 2007	Exchange rate	C	-	-	-	asset	6,977,047	(63,046)	-
									liabilities	(7,040,093)

FR	CI	391,416	I Quarter 2007	Exchange rate	C	-	-	-	asset	96,891	19,272	-
									liabilities	(71,372)

Deferred income for exchange forward contracts									liabilities	-	317,621	-
Deferred costs for exchange insurance									asset	-	(206,190)	-
Exchange forward contracts expensed during the year (net)											2,049,135

Total										-	7,776,724	-

Type of derivates:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

28. Contingencies and Commitments:

a) Lawsuits against the Government:

(i) On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Tariff Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004. Currently a decision is pending in this case.

(ii) Telefónica Chile and Telefónica Larga Distancia filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government forced both companies to pay to transfer their communications networks due to the construction of public works on concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445
b.- Telefónica Larga Distancia S.A.: Ch$2,865,208,840

The process is currently at the final sentencing stage.

b) Lawsuits:

(i) Voissnet Accusation:

On January 20, 2005, Telefónica Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion threatened free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica Chile. Voissnet has requested the Antitrust Commission to force Telefónica Chile to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units.

On November 8, 2006, Telefónica Chile S.A. filed an appeal before the Supreme Court requesting the sentence to be revoked, exonerating the Company from any sanction. The appeal was accepted for processing and the Supreme Court has not set a date to hear the allegations of the parties.

(ii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed a plenary suit charged in Chilean pesos, claiming payment of Ch$2,204 million plus sums accrued during the suit, for the concept of access charges for the use of its networks. It bases its complaint on the differences arising due to the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefón ica Chile answered the complaint sustaining that the tariffs for access charges that both parties must pay for the reciprocal use of their networks are regulated in a contract signed with VTR, and which that company does not recognize. The first instance sentence accepted the complaint filed by VTR and the compensations alleged in subsidy by Telefónica Chile for the its access charges. The Company filed an appeal for annulment before the Court of Appeals of Santiago which is pending.

There are another two causes related to the judicial process mentioned above. The first was filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D.S. 26, in which it requests that Telefónica Chile be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. That case has been suspended by order of the Minister until a sentence is issued in the judicial proceeding filed by VTR in 2000. The other case was filed by Telefónica Chile on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. That case has been suspended until a sentence is issued in the first of the mentioned suits.

In turn, on December 21, 2005 Telefónica Chile sued VTR for non-payment of automatic reversal of charges service (800 service), in the amount of Ch$1,500 million, plus sums accrued during the course of the trial. VTR filed a countersuit for the same concepts in the amount of Ch$1,200 million. That judicial process is in first instance processing.

120 Telefónica Chile | Annual Report 2006

(iii) Manquehue Net

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of ThCh$3,647,689 in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Víctor Vial del Río. Likewise, and on the same date, Manquehue Net filed a discounts compliance complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to hear sentencing.

On April 11, 2005, the Court notified the first instance sentence that accepted the complaint filed by Telefónica Chile, condemning Manquehue Net to pay approximately Ch$452 million and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

(iv) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The lawsuits have recently been notified and are at the discussion stage.

(v) Protection Motion:

On June 28, 2006 television channels UCTV and TVN filed a petition for protection against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30, the Court of Appeals declared the petition inadmissible, which was confirmed on July 4, by rejection of the motion to appeal.

The complaint filed before the Supreme Court by the channels against the ministers presiding over the courtroom was declared inadmissible on July 13, 2006.

(vi) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the dismissals.

There are, in addition, other lawsuits involving former employees in some proceedings, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

Management and its internal and external legal counsel periodically monitor the evolution of lawsuits and contingencies affecting the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements. Based on this analysis and on the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by a loss contingency eventually represented by significant liabilities in excess of those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 15, 16 and 17), which establish among other things: clauses on the Company’s maximum debt. The maximum debt ratio for these is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2006 the Company was in compliance with all financial restrictions.

29. Third Party Guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2006	2005
		ThCh$	ThCh$

Total current assets:		296,291,385	324,991,956

Cash	Non-indexed Ch$	6,222,818	6,326,771
	U.S. Dollars	3,807,548	54,330
	Euros	44,594	43,137
Time deposits	Indexed Ch$	303,652	294,239
	Non-indexed Ch$	24,424,413	1,968
	U.S. Dollars	2,815,650	86,457,087
Marketable securities	Indexed Ch$	1,948,318	1,981,366
	U.S. Dollars	14,315,284	14,096,639
Notes and accounts receivable (1)	Indexed Ch$	39,493	-
	Non-indexed Ch$	189,017,503	163,657,874
	U.S. Dollars	1,773,251	4,012,556
	Euros	129,854	-
Accounts receivable from related companies	Non-indexed Ch$	12,995,478	12,053,601
	U.S. Dollars	4,425,984	2,493,227
Other current assets (2)	Indexed Ch$	8,538,175	2,827,190
	Non-indexed Ch$	21,169,688	30,143,564
	U.S. Dollars	4,306,562	540,175
	Brazilian Real	13,120	8,232

Total property, plant and equipment:		1,229,591,307	1,327,808,428

Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,229,591,307	1,327,808,428

Total other long-term assets		90,893,557	94,253,845

Investment in related companies	Indexed Ch$	8,109,310	7,996,697
Investment in other companies	Indexed Ch$	4,179	4,179
Goodwill	Indexed Ch$	15,954,977	18,838,807
Other long-term assets (3)	Indexed Ch$	43,849,330	51,531,024
	Non-indexed Ch$	22,920,979	4,973,547
	U.S. Dollars	54,782	10,909,591

Total assets		1,616,776,249	1,747,054,229

Subtotal by currency	Indexed Ch$	1,308,338,741	1,411,281,930
	Non-indexed Ch$	276,750,879	217,157,325
	Dollars	31,499,061	118,563,605
	Euros	174,448	43,137
	Brazilian Real	13,120	8,232

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Receivables, Intangibles, Accumulated Amortization and Other.

122 Telefónica Chile | Annual Report 2006

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2006		2005		2006		2005
Description	Currency		Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term portion of obligations with
banks and financial institutions	Indexed Ch$	446,306	3.16	-	-	-	-	327,95	-
	U.S. Dollars	1,558,808	5.70	1,019,343	4.46	-	-	-	-
Obligations with the public (Commercial paper)	Non-indexed Ch$	-	-	23,217,737	3.10	-	-	35,068,089	3.60
Obligations with the public (Bonds payable)	Indexed Ch$	1,839,758	5.54	-	-	-	-	1,483,494	6.00
	U.S. Dollars	-	-	85,344,170	8.40		-	26,884,467	7.60
Long-term obligations maturing
within a year	Indexed Ch$	2,930	8.10	2,747	9.06	8,792	8.10	14,115	9.06
Accounts payable to related companies	Indexed Ch$	-	-	-	-	-	-	286,295	-
	Non-indexed Ch$	30,502,075	-	25,642,842	-	-	-	-	-
	U.S. Dollars	2,505,085	-	479,324	-	-	-	-	-
Other current liabilities (4)	Indexed Ch$	555,372	-	2,026,114	-	-	-	821,28	-
	Non-indexed Ch$	115,765,844	-	121,927,299	-	24,154,050	-	5,221,21	-
	U.S. Dollars	16,952,763	-	5,133,496	-	-	-	367,928	-
	Euros	380,743	-	-	-	-	-	-	-
	Yen	78	-	-	-	-	-	-	-

Total current liabilities		170,510,469		264,793,072		24,162,842		70,474,837

Subtotal by currency	Indexed Ch$	2,844,366	-	2,028,861	-	8,792	-	2,933,135	-
	Non-indexed Ch$	146,267,919	-	-	-	24,154,050	-	40,289,307	-
	U.S. Dollars	21,016,656	-	170,787,878	-	-	-	27,252,395	-
	Euros	380,743	-	-	-	-	-	-	-
	Yen	785	-	-	-	-	-	-	-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
			Average		Average		Average		Average
Description	Currency	Amount	annual	Amount	annual	Amount	annual	Amount	annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Long-term liabilities
Obligation with banks and
financial institutions	Indexed Ch$	-	-	79,858,500	5.70	-	-	-	-
	U.S. Dollars	186,336,500	5.70	65,185,831	3.16	-	-	-	-
Bonds payable	Indexed Ch$	-	-	55,009,140	3.75	11,132,803	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	34,280,242	-	4,300,302	-	3,883,407	-	67,127,739	-
	Non-indexed Ch$	437,714	-	452,161	-	4,585,421	-	7,522,016	-

Total long-term liabilities		221,054,456		204,805,934		19,601,631		74,649,755

Subtotal bycurrency	Indexed Ch$	34,280,242		139,167,942		15,016,210		67,127,739
	Non-indexed Ch$	437,714		452,161		4,585,421		7,522,016
	Dollars	186,336,500		65,185,831		-		-

A summary of the long-term liabilities in local and foreign currency for 2005 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
			Average		Average		Average		Average
Description	Currency	Amount	annual	Amount	annual	Amount	annual	Amount	annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Long-term liabilities
Obligation with banks and
financial institutions	Indexed Ch$	-	-	65,242,359	2.32	-	-	-	-
	U.S. Dollars	78,489,375	4.69	104,652,500	4.90	78,489,375	4.64	-	-
Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,453,342	-
	U.S. Dollars	-	-	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	16,310,859	-	17,362,297	-	6,131,252	-	78,141,088	-
	Non-indexed Ch$	771,896	-	492,396	-	1,230,939	-	5,336,412	-

Total long-term liabilities		95,572,130		187,749,552		85,851,616		95,930,842

Subtotal bycurrency	Indexed Ch$	16,310,859		82,604,656		6,131,252		90,594,430
	Non-indexed Ch$	771,896		492,396		1,230,989		5,336,412
	U.S. Dollars	78,489,375		104,652,500		78,489,375		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

124 Telefónica Chile | Annual Report 2006

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2006 and 2005.

32. Subsequent Events:

On January 24, 2007, the Board of Directors agreed to propose the payment of final dividend (No. 173), with a charge to 2006 net income, in the total amount of ThCh$12,866,433, equivalent to Ch$13.44234 per share, at the General Shareholders Meeting.

Management is unaware of any other significant subsequent events that have occurred between January 1 and 24, 2007, and that may affect the Company’s financial position or the interpretation of these consolidated financial statements

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or other supervising organizations.

34. Time Deposits:

The detail of time deposits is as follows:

			Principal	Rate		Principal	Accrued	2006
Placement	Institution	Currency	ThCh$	%	Maturity	ThCh$	interest	ThCh$

Sep 11, 2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	12-Mar-07	1,000,000	17,760	1,017,760
Sep 13, 2006	BCO. SANTANDER SANTIAGO		$1,800,000	5.82	12-Mar-07	1,800,000	31,719	1,831,719
Sep 26, 2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	12-Mar-07	1,000,000	15,360	1,015,360
Sep 27, 2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	12-Mar-07	1,000,000	15,200	1,015,200
Oct 2, 2006	BCO.CHILE		$800,000	5.76	12-Mar-07	800,000	11,520	811,520
Nov 30,2006	BCO.ESTADO		$1,500,000	5.64	26-Feb-07	1,500,000	7,285	1,507,285
Dec 4, 2006	CORPBANCA		$1,600,000	5.64	12-Feb-07	1,600,000	6,768	1,606,768
Dec 5, 2006	BCO. CREDITO E INVERSIONES	UF	16	5.90	06-Mar-07	302,368	1,284	303,652
Dec 7, 2006	BCO. CREDITO E INVERSIONES	US$	134	5.25	08-Jan-07	71,494	250	71,744
Dec 7, 2006	BCO. CREDITO E INVERSIONES	US$	151	5.25	08-Jan-07	80,126	280	80,406
Dec 20, 2006	BCO. CREDITO E INVERSIONES		$1,000,000	6.00	22-Jan-07	1,000,000	1,833	1,001,833
Dec 20, 2006	CORPBANCA		$1,100,000	5.88	22-Jan-07	1,100,000	1,976	1,101,976
Dec 20, 2006	CORPBANCA		$2,000,000	5.88	22-Jan-07	2,000,000	3,593	2,003,593
Dec 21, 2006	BCO. CREDITO E INVERSIONES		$3,000,000	6.00	22-Jan-07	3,000,000	5,000	3,005,000
Dec 26, 2006	BCO. CREDITO E INVERSIONES		$1,700,000	6.00	20-Feb-07	1,700,000	1,417	1,701,417
Dec 27, 2006	ABN AMOR BANK	US$	5,000	5.24	04-Jan-07	2,661,950	1,550	2,663,500
Dec 27, 2006	BCO.CHILE		$2,800,000	6.00	31-Jan-07	2,800,000	1,867	2,801,867
Dec 29, 2006	BCO.CHILE		$1,000,000	5.52	29-Jan-07	1,000,000	307	1,000,307
Dec 29, 2006	BCO.CHILE		$1,500,000	4.92	29-Jan-07	1,500,000	410	1,500,410
Dec 29, 2006	BCO. SANTANDER SANTIAGO		$1,928	-	31-Jan-07	1,928	-	1,928
Dec 29, 2006	HS BC BANK		$1,500,000	5.64	01-Feb-07	1,500,000	470	1,500,470

Total						27,417,866	125,849	27,543,715

Notes to the Consolidated Financial Statements, continued
(Translation of a report originally issued in Spanish - see Note 2 to the Financial Statements)

35. Accounts Payable:

The detail of the accounts payable balance is as follows:

Description	2006	2005
	ThCh$	ThCh$

Suppliers
Chilean	78,616,641	62,726,184
Foreign	23,397,546	5,116,358
Provision for work in progress	5,202,071	10,245,219

Total	107,216,258	78,087,761

36. Other Accounts Payable:

The detail of other accounts payable is as follows:

	2006	2005
Description	ThCh$	ThCh$

Exchange insurance contract payables	71,930	3,158,496
Billing on behalf of third parties	6,172,602	6,254,068
Accrued supports	1,258,297	1,026,799
Carrier service	6,371,448	8,583,010
Other	52,690	1,917,399

Total	13,926,967	20,939,772

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

126 Telefónica Chile | Annual Report 2006

Management's Discussion and Analysis of the Consolidated Financial Statements

1. Highlights

Collective bargaining processes

During the year 2006, the Company successfully completed the collective bargaining processes with seven existing union organizations, which altogether comprise 2,191 employees, representing 97% of union employees. The main issues incorporated in the collective agreements were related to remuneration variability, in accordance with the structure of compensation levels and as a function of the Company’s income, and annual readjustments of labor benefits and conditions. The average duration of these agreements is 48 months.

Decrease in financial debt

Telefónica Chile has continued to improve its level of indebtedness and financial ratios through a decrease in the debt level in 2006. As of December 31, 2006, the financial debt reached Ch$ 401,388 million, reflecting a 20.8% decrease with respect to the financial debt of Ch$ 512,672 million recorded as of December 31, 2005. The decrease in the indebtedness levels, together with the improved financing conditions, translated into a decrease of 35.3% in financial expenses as of December 31, 2006.

Dividend policy

Telefónica Chile
On September 21, 2004, after taking into consideration the cash situation, levels of projected investment and solid financial indicators, the Company’s Board of Directors modified the dividend distribution policy, from 30% to 100% of net income generated during the respective year. These dividends will be paid through an interim dividend in November of each year and a final dividend in May of the following year. The dividend policy for 2006 was informed at the Shareholders’ Meeting of April 20, 2006.

Telefónica Larga Distancia
On September 23, 2006, the Board of Directors of Telefónica Larga Distancia agreed to modify the dividend policy and established its intention to distribute 30% of net income generated during the respective year, through a final dividend in May of each year, which will be proposed at the General Shareholders’ Meeting.

Capital Reduction

The Special Shareholders’ Meeting held on April 20, 2006 approved modification of the Company's bylaws in order to reduce capital by ThCh $40,200,514, to distribute additional cash to the shareholders in 2006. That first capital reduction was equivalent to Ch$ 42 per share and Ch$ 168 per ADR.

Permit for limited satellite and cable television service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefón ica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile.

Telefónica Multimedia began commercialization of the satellite television service. In turn, Telefónica Chile began commercializing a bundled service which includes voice, pay television and broadband.

Management's Discussion and Analysis of the Consolidated Financial Statements, continued

1. Highlights, continued

Modifications of the regulatory framework: extension of the length of public telephone services subscriber number

By means of Resolution No. 1120 of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code with the number 09, and by means of Exempt Resolution No. 27 of 2006, August 19, 2006 was established as the date on which the new virtual mobile area code will begin operating.

Telefónica Chile is performing the network and systems modifications needed to enable the new regulatory requirements related to telephone numbers, which are operating normally.

2. Volume Statistics, Statements of Income and Results by Business Area

Table No. 1
Volume Statistics

Description	December	December	Variation
	2005	2006	Q	%

Lines in Service (end of period)	2,440,827	2,215,629	(225,198)	-9%
Normal	1,386,622	891,032	(495,590)	-36%
Plans	520,210	963,627	443,417	85%
Prepaid	533,995	360,970	(173,025)	-32%
Broadband	314,177	495,479	181,302	58%
DLD Traffic (thousands) Total minutes (188+120)	601,658	542,141	(59,517)	-10%
ILD Traffic (thousands) Outgoing minutes (188+120)	65,582	68,123	2,541	4%
IP Dedicated	10,869	12,634	1,765	16%
Digital Television	-	94,209	n.d.	n.d.

128 Telefónica Chile | Annual Report 2006

Table No. 2
Consolidated Statements of Income for the Years Ended December 31, 2006 and 2005
(Figures in millions of pesos as of December 31, 2006)

Description	Jan-Dec	Jan-Dec	Variation (2006/2005)
	2005	2006	ThCh$	%

Operating Revenues
Fixed Telecom unications	450,748	439,548	(11,200)	-2.5%
Basic Telephony	300,464	264,380	(36,084)	-12.0%
Fixed Charge	126,134	80,678	(45,456)	-36.0%
Variable Charge	98,943	69,869	(29,074)	-29.4%
Connections and Other Installations	3,349	1,482	(1,867)	-55.7%
Flexible Plans (Minutes)	46,687	90,429	43,742	93.7%
Value Added Services	19,884	16,562	(3,322)	-16.7%
Other Basic Telephony Services	5,467	5,360	(107)	-2.0%
Broadband and Broadband Plus Voice	43,802	61,297	17,495	39.9%
Access Charges and Interconnections (1)	44,929	51,221	6,292	14.0%
Domestic Long Distance (DLD)	10,561	8,494	(2,067)	-19.6%
International Long Distance (ILD)	2,421	1,597	(824)	-34.0%
Other Interconnection Services	31,947	41,130	9,183	28.7%
Other Fixed Telephony Services	61,553	62,650	1,097	1.8%
Advertising in Telephone Directories	5,482	4,342	(1,140)	-20,8%
ISP (Switchboard and Dedicated)	2,583	2,226	(357)	-13.8%
Telemergencia (Security Services)	8,251	8,825	574	7.0%
Public Phones	10,025	9,963	(62)	0.6%
Interior Installation and Equipment Rental	31,331	30,654	(677)	-2.2%
Equipment Commercialization	3,881	2,848	(1,033)	-26.6%
Other	-	3,792	3,792	s.c.
Long Distance	59,190	58,922	(268)	-0.5%
Long Distance	23,757	22,080	(1,677)	-7.1%
International Service	19,873	22,549	2,676	13.5%
Network Capacity and Circuit Rentals	15,560	14,293	(1,267)	-8.1%
Corporate Communications	79,853	76,113	(3,740)	-4.7%
Terminal Equipment	13,659	11,318	(2,341)	-17.1%
Complementary Services	14,974	13,732	(1,242)	-8.3%
Data Services	28,709	26,757	(1,952)	-6.8%
Dedicated Links and Others	22,511	24,306	1,795	8.0%
OTHER BUSINESSES (2)	3,113	2,621	(492)	-15.8%

TOTAL OPERATING REVENUES	592,904	577,204	(15,700)	-2.6%

Salaries	(80,738)	(68,648)	12,090	-15.0%
Depreciation	(200,784)	(207,282)	(6,498)	3.2%
Other Operating Costs	(222,457)	(218,650)	3,807	-1.7%

Total Operating Costs	(503,979)	(494,580)	9,399	-1.9%

Operating Income	88,925	82,624	(6,301)	-7.1%

Interest Income	8,153	4,437	(3,716)	-45.6%
Other Non-operating Income	3,171	1,617	(1,554)	-49.0%
Income from Investment in Related Companies (3)	1,715	1,915	200	11.7%
Interest Expenses	(30,121)	(19,480)	10,641	-35.3%
Amortization of Goodwill	(1,617)	(2,223)	(606)	37.5%
Other Non-operating Expenses	(13,352)	(16,645)	(3,293)	24.7%
Price-level Restatement	2,962	666	(2,296)	-77.5%

Non-operating Income	(29,089)	(29,713)	(624)	2.1%

Income Before Income Tax	59,836	52,911	(6,925)	-11.6%

Income Taxes	(34,093)	(29,600)	4,493	-13.2%
Minority Interest	(31)	42	73	s.c.

Net Income (4)	25,712	23,353	(2,359)	-9.2%

(1) Due to accounting consolidation does not include access charges of Telefónica Larga Distancia.
(2) Includes revenues from T-gestiona, Telepeajes and Fundación.
(3) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(4) For comparison purposes, certain reclassifications have been made to the 2005 statements of income.

Management's Discussion and Analysis of the Consolidated Financial Statements, continued

3. Analysis of Income for the Period

3.1 Operating income

As of December 31, 2006, operating income amounted to Ch$ 82,624 million, which represents a 7.1% decrease with respect to the previous year.

Operating Revenue
Operating revenue for the year amounted to Ch$ 577,204 million, or a decrease of 2.6% in relation to operating revenue for the year 2005 of Ch$ 592,904 million. This variation was mainly the result of the decrease in revenues from basic and corporate communications services due to lower traffic and revenues recorded in the year.

Fixed Telephony Revenues: Fixed telephony revenues decreased 2.5% with respect to the previous year, mainly due to a drop of 12.0% in basic telephony revenues, which resulted from a 29.4% decrease in variable charge revenues. This decrease shows the effect of lower revenues derived from the downturn in traffic per line and migration of customers to flexible plans. Similarly, fixed charge revenues from the fixed monthly network connection charge dropped 36.0% . This change is mainly explained by the incorporation of customers to flexible plans, which grew by 93.7% with respect to the previous year. Consequently, the incorporation of customers to flexible plans contributed positively to income, growing Ch$ 43,742 million with respect to the previous year. Revenues from connections and other installations are 55.7% below the previous year’s level, whereas value-added service revenues decreased by 16.7%, mainly due to the drop in average lines in use. Other basic telephony service revenues dropped by 2.0%.

Revenues from broadband services have shown sustained growth, reaching Ch$ 61,291 million, or 39.9% growth, in 2006, as compared to Ch$ 43,802 million in 2005.

Access charges and interconnections increased by 14.0%, mainly due to the 28.7% increase in other interconnection services, where there were particularly noteworthy increases in network rental services, carrier information and connection services, and unbundling services. On the other hand, there was a 34.0% drop in revenues from international long distance access charges and a 19.6% drop in domestic long distance.

Revenues from other fixed telephony businesses increased 1.8%, to Ch$ 1,097 million. This change is primarily explained by an increase of Ch$ 624 million in Telemergencia’s revenues, with respect to 2005, and television service in the amount of Ch$ 3,792 million. The increase was offset by a drop of Ch$ 1,033 million from commercialization of equipment, Ch$ 677 million from interior installation and equipment rental; Ch$ 1,140 million from telephone book advertising; and Ch$ 357 million from switchboard and dedicated ISP.

Long Distance: Revenues from long distance services decreased by 0.5% in comparison to 2005, due to a decrease of 7.1% in DLD and a decrease of 8.1% in Network Capacity and Circuit Rentals. However, the decline was offset by an 13.5% increase in ILD income from international service revenue, due to correspondent charges recorded during the third and fourth quarter of 2005.

Corporate Communications: Revenue from corporate communications decreased 4.7% with respect to the previous year, due to decreases in all lines of business: 6.8% in data services, 17.1% in sales of terminal equipment, and 8.3% in complementary services. This was partly offset by an 8.0% increase in revenues from circuits and others.

Other Businesses: Revenue from other businesses decreased 15.8%, mainly because of lower revenues from the subsidiary Telepeajes (automatic toll services) and revenue obtained in 2005 by Fibragalería.

Operating Costs
Operating costs for the period amounted to Ch$ 494,580 million, decreasing by 1.9% in relation to 2005, when they amounted to Ch$ 503,979 million. This change is mainly explained by a Ch$ 12,090 million decrease in remunerations as a product of the restructuring performed at the beginning of 2006. Furthermore, there was a 1.7% drop in other operating costs, which was offset by an increase in depreciation costs.

3.2 Non-operating income

Non-operating income obtained in the period ended on December 31, 2006 shows a loss of Ch$ 29,713 million, whereas in the previous period it was a loss of Ch$ 29,089 million, which implied a 2.1% greater loss. Where:

Financial income decreased 45.6%, mainly because the greater volume of funds in the 2005 period was temporarily allocated to financial investments.

Other non-operating income amounted to Ch$ 1,617 million, which is lower than the Ch$ 3,171 million in 2005. This difference is mainly because of lower income obtained on the sale of recovered material, as well as the positive effect of the sale of Intelsat shares on 2005 net income.

Financial expenses decreased by 35.3% in 2006, as a product of lower interest-bearing debt and an improvement in the international risk rating from BAA2 to BAA1.

Amortization of goodwill increased Ch$ 606 million in relation to 2005, mainly because of the full amortization of the goodwill of Tecnonaútica during the first quarter of 2006, due to the restructuring of the Telefónica Chile group.

130 Telefónica Chile | Annual Report 2006

Other non-operating expenses amounted to Ch$ 16,645 million, a Ch$ 3,293 million increase with respect to 2005. This increase is explained by the costs incurred in the personnel restructuring that took place at the beginning of 2006.

The Company recorded positive net price-level restatement in 2006 in the amount of Ch$ 666 million, mainly due to the variations in the CPI, UF and exchange rate. It should be noted that the Company’s hedging activities covered 100% of exchange rate fluctuations and 84% of interest rate fluctuations. As a result of the Chilean peso-U.S. dollar exchange rate hedges, the effect of exchange rate variation in 2005 and 2006 was neutral.

3.3 Net income for the period

The Company recorded net income of Ch$ 23,353 million for the 2006 period, compared to Ch$ 25,712 million in 2005. The lower income obtained in 2006 is explained by a 7.1% decrease in operating income, and a 2.1% decrease in the non-operating loss which effects were partially offset by the drop in income taxes.

3.4 Results by business area

1. Basic Telecommunications Business:
For the basic telecommunications business, the Company recorded a net loss of Ch$ 742 million for the year ended December 31, 2006, which is comparatively lower than the net income of Ch$ 12,219 million recorded for the year 2005. The difference is explained in part by lower operating income, which results from lower operating revenues and higher operating costs, and in part by higher non-operating losses, mainly due to the restructuring cost incurred during the first quarter of 2006.

2.Corporate Communications Business:
The corporate communications business contributed net income of Ch$ 13,296 million, a 20.9% increase in relation to 2005, when net income was Ch$ 11,002 million. The increase is mainly explained by higher operating income, due to the decrease in payroll costs, as well as smaller non-operating losses.

3.Long Distance Business:
The Company recorded net income of Ch$ 15,121 million for the long distance business for the year ended December 31, 2006. This figure exceeds 2005 net income of Ch$ 1,645 million, as a result of improvements in both operating income and non-operating income, owing to the changes in international businesses, which required the recognition of extraordinary charges during the third quarter of 2005.

4.Other Businesses:
Other businesses mainly include the services of Telefónica Multimedia, Instituto Telefónica, T-gestiona and Fundación . These businesses altogether generated a net loss of Ch$ 4,322 million in 2006, whereas during the same period the previous year they generated net income of Ch$ 846 million. This is mainly due to entry in the operation of the television business through Telefónica Multimedia, in addition to lower income obtained by Fundación and Instituto Telefónica Chile (formerly Telepeajes).

Management's Discussion and Analysis of the Consolidated Financial Statements, continued

4. Statement of Cash Flows

Table No. 4
Consolidated Cash Flows
(Figures in millions of pesos as of December 31, 2006)

Description	Jan-Dec	Jan-Dec	Variation
	2005	2006	ThCh$	%

Cash and cash equivalents at beginning of period	166.218	97.262	(68.956)	-41,49%
Net cash from operating activities	226.267	234.756	8.489	3,75%
Net cash from financing activities	(205.394)	(180.343)	25.051	-12,20%
Net cash from investing activities	(88.254)	(109.464)	(21.210)	24,03%
Effect of inflation on cash and cash equivalents	(1.575)	(864)	711	-45,14%
Cash and cash equivalents at end of period	97.262	41.347	(55.915)	-57,49%
Net change in cash and cash equivalents for the year	68.956	55.915	13.041	-18,91%

The net negative variation in cash and cash equivalents of Ch$ 55,915 million in cash flows for the 2006 period, compared to the negative variation of Ch$ 68,966 million in 2005, is because of a decrease in cash flows from financing activities in 2006. The decrease is mainly caused by a lower distribution of dividends. In addition greater cash flows were obtained from operating activities. These effects were offset by lower cash flows allocated to investment activities due a decrease in investment in short-term instruments.

132 Telefónica Chile | Annual Report 2006

5. Financial Indicators

Table No. 5
Consolidated Financial Indicators

Description	Jan-Dec	Jan-Dec
	2005	2006

Liquidity Ratios
Current Ratio
(Current Assets / Current Liabilities)	0.97	1.52
Acid Ratio
(Most Liquid Assets / Current Liabilities)	0.33	0.28

Debt Ratios
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)	0.84	0.79
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.58	0.73
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	2.72	3.49

Return and Earnings per Share Ratios
Operating Margin
(Operating Income / Operating Revenues)	15.0%	14.31%
Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1))	6.2%	6.2%
Earnings per Share
(Net Income / Average Number of Paid Shares Each Year)	$ 26.3	$24.4
Return on Equity
(Income / Average Shareholders’ Equity)	2.60%	2.53%
Profitability of Assets
(Income/Average Assets)	1.38%	1.38%
Operating Assets
(Net income / Average Operating Assets (2))	1.85%	6.46%
Return on Dividends (3)
(Paid Dividends / Market Price per Share)	10.8%	24.4%

Activity Indicators
Total Assets	MCh$ 1,747,054	MCh$ 1,616,776
Sale of Assets	MCh$ 1,346	MCh$ 1,035
Investments in Other Companies and Property, Plant and Equipment	MCh$ 78,006	MCh$ 44,499
Inventory Turnover
(Cost of Sales / Average Inventory)	2.78	2.15
Days in Inventory
(Average Inventory / Cost of Sales Times 360 Days)	129.6	167.49

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets.
(3) Includes capital reduction in 2005.

Management's Discussion and Analysis of the Consolidated Financial Statements, continued

5. Financial Indicators, continued

The key points from the table above are the following:

The current ratio increase is the result of a 8.8% drop in current assets and a 31.9% drop in current liabilities. The change in current liabilities is explained by a decrease in financial debt in comparison to December of the previous year.

The decrease in the leverage ratio is explained by a 10.7% drop in total liabilities as well as a 4.7% decrease in shareholders’ equity, which was the result of both the distribution of retained earnings through the payment of dividends and the capital decrease.

6. Explanation of the Main Differences Between Market or Economic Value and the Book Value of the Company’s Assets

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

7. Analysis of Markets, Competition and Relative Market Share

Relevant industry information

During the year 2006, the sector has begun to develop the concept of convergence of services and hybrid wireless solutions.

The most relevant event was the launch of Telefónica Chile’s Satellite Digital TV during the second quarter of 2006. The launch of this new product was followed by rapid growth in bundled offers of voice, broadband and pay TV services. Other fixed telephony operators have replicated this offer through alliances with satellite operators.

Wireless technology continues its development through deployment of Telefónica Chile’s WiFi solutions, the launching of Telsur’s PHS (Personal Handy System), and the recent entrance of Transam to local telephony through the GSM standard. In turn, Entel announced the completion of the upgrade of its WLL network to Wimax.

The mobile sector continues to be highly dynamic. This year has been marked by the massive migration of Telefónica Móviles and América Móviles to the GSM standard. América Móviles changed its local brand from Smartcom to Claro toward the end of July 2006.

Market evolution

Estimates indicate that as of December 2006 the fixed-line market had approximately 3.3 million lines, a drop of 4.7% with respect to December 2005. Within fixed voice consumption, there were decreases of 5.8% in local consumption, 11.5% in DLD and 15.3% in ILD with respect to the same period the previous year.

According to estimates, as of December 2006 the mobile telephone market had a total of 12.9 million subscribers, which represents growth of 14% in comparison to December 2005.

The Internet market continues with the migration from switchboard access to broadband. In 2006 there was a 61% decrease in switchboard market access, with an estimated total of 2.1 billion annual minutes, and a 39% increase in the Broadband market, with 1,020,000 accesses, 58% of which use ADSL technology.

134 Telefónica Chile | Annual Report 2006

Relative market share

The following table shows the relative market share of Telefónica Chile in the markets where it participates:

Business	Market Share	Market Penetration	Telefónica Chile's Position
			in the Market

Fixed Telephony	68%	19.8 lines / 100 inhabitant	1
Domestic Long Distance	36%	86 minutes / inhabitant per year	1
International Long Distance	34%	12minutes / inhabitant pear year	2
Corporate Communications	44%	Ch$ 200,927 million	1
Broadband	49%	1,020 thousands connections	1
Security Services	28%	198 thousands connections	2
Pay TV	9%	1,077 customers	2

8. Analysis of Market Risk

Financial risk coverage

Due to the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of December 31, 2006, the interest-bearing debt in original currency expressed in dollars was US$ 749 million, including US$ 500 million in dollar - denominated financial liabilities and, US$ 249 million of debt expressed in UF. In this manner US$ 500 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the fourth quarter 2006, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2006, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2006, the use of these swaps has allowed the Company to limit its exposure to 16% of the total interest-bearing debt in Chilean pesos.

Industry risks

Public tender to grant wireless local public telephone concessions on the 3,400 – 3,600 mhz frequency band On September 15, 2005, the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band delivered their proposals.

The companies participating in the tender were Telefónica Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

Telefónica Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law.

Additionally on December 27, 2005 Telefónica Chile filed a public law motion to vacate

Management's Discussion and Analysis of the Consolidated Financial Statements, continued

8. Analysis of Market Risk, continued

before the 2nd Civil Court of Santiago against the Ministry of Transportation and Telecommunications and Subtel, requesting that the recognition of the preferential right of Telmex Servicios Empresariales S.A. be declared null. The Court accepted the mentioned complaint for processing. On February 1, 2006, Telefónica Chile presented a complaint before the General Controllership of the Republic, claiming that the provisions for the Bases of the Public Tender to grant concessions are illegal.

On January 4, 2007, the Official Gazette published the decree that grants Telmex the national coverage concession. Regarding the decrees that grant VTR regional coverage, the Contraloría General de la República requested a report on the illegality complaint from Subtel.

Regarding the projects corresponding to Regions XI and XII, the Ministry of Transportation and Telecommunications communicated that by means of Resolutions No. 64 and No. 65, both of January 20, 2006, it assigned the regional concessions to provide wireless local telephone services in Regions XI and XII to Telefónica Chile, since it was the only bidder.

Modifications of the regulatory structure

Commission of telecommunications experts
On May 17, 2006, the Ministry of Transportation and Telecommunications formed a commission of experts in order to prevent the regulation and the regulator from becoming obsolete. The first stage of the work involved proposing the terms of reference of the telecommunications market review. The second stage involves proposing the regulation in accordance with industry requirements, generating greater competition, eliminating entry barriers, and identifying consumer rights and guarantees.

The commission of experts issued the “Strategic Review of Telecommunications Regulation – Term of Reference” document (“Revisión Estratégica de la Regulación de las Telecomunicaciones - Término de Referencia”) published on October 11, 2006, which contains the terms of reference for the future review of the telecommunications sector and identifies among basic policy aspects: promotion of competition, regulation of access rates and charges, management of the radio-electric spectrum, equal access to basic telecommunications services, quality of service and regulatory institution.

Public consultation on “Removal of obstacles for the development of telecommunications in the short-term”
On May 18, 2006, the Undersecretary of Telecommunications carried out a public consultation in order to identify the barriers and obstacles detected in the technical and regulatory standards that do not allow efficient market development in terms of competition, investment incentives and protection of the interests of customers and users of telecommunications services. This public consultation seeks to proceed with the derogations, modifications, formal interpretations or incorporations for any obsolete, ambiguous or missing standard in order to achieve a more equitable, competitive sector that protects society, which can be carried out in the short-term.

On October 13, 2006, the Undersecretary of Telecommunications published a Document of Response to the 350 contributions received from Telefónica Chile, Movistar and other companies in the sector. The document indicates the commitments and actions that Subtel acquires in respect to 36 issues to be addressed during 2006 and 10 issues to be addressed in 2007.

Public consultation of “Bill Modifying Law No. 18168 (the General Telecommunications Act) in order to Create a Panel of Experts to Resolve Disputes Arising in the Telecommunications Sector”
On September 6, 2006, the Undersecretary of Telecommunications carried out a formal consultation on a bill aimed at creating a Panel of Experts, made up of seven professionals, to resolve disputes in the telecommunications sector. The document proposes, among other things, a list of matters to be resolved by the panel, the panel’s powers and duties, its composition (five engineers and two lawyers named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel will be borne by the concession holders on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them, as well as the nature and complexity of these disputes.

Telefónica Chile submitted its proposal and comments in due time, along with Movistar, Telmex, Telefónica del Sur y Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

The Ministry of Transportation and Telecommunications, through the Undersecretary of Telecommunications, is preparing an amended draft of the General Communications Act.

136 Telefónica Chile | Annual Report 2006

Public consultation on “Regulation of public voice over internet services”. On December 19, 2006, the Undersecretary of Telecommunications announced a public consultation on a bill created to define the conditions to be adhered to by any party interested in providing public voice over internet services. The deadline to submit these comments and proposals is January 19, 2007.

Public hearings on Digital Terrestrial Television standard

On November 17, 2006, Telefónica Chile S.A. participated in the Public Hearings on the introduction of Digital Terrestrial Television in Chile. The Ministry of Transportation and Telecommunications began the first program of public hearings with the participation of the President of the National Television Council, representatives of Organismo de Medios FUCATEL and VTR Banda Ancha S.A.

The second, third and fourth hearings were held on November 24, December 15 and December 19, respectively.

The Undersecretary of Telecommunications reported that the technical standard on Terrestrial Digital Television will be informed in January of 2007, once the study has been performed and the public hearings are completed.

Bill to amend the Free Competition Act.

On June 6, 2006, the Government announced a legal initiative that seeks to modify the law on free competition to eliminate the risks implicit in market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (US $22 million).

Implementation of SAP system

As part of its ongoing efforts to improve customer service, Te lefón ica Chile has decided to implement a world class ERP application. Implementation of this system, which will contribute to better performance and generate operating cost efficiencies, was completed in August 2006.

This implementation includes the financial-economic and logistical processes of companies that form part of the Telefónica Chile Group.

Contents

Report of Independent Auditors
Balance Sheets
Statements of Income
Statements of Cash Flow
Notes to the Financial Statements

ThCh$: Thousands of Chilean pesos.
UF: The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$: Thousands of US dollars.

140 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A.
Independent Auditors Report

REPORT OF INDEPENDENT AUDITORS
("Translation of a report originally issued in Spanish – See Note 2)

To the President, Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

1. We have audited the accompanying balance sheets of Compañía de Telecomunicaciones de Chile S.A. (the "Company") as of December 31, 2006 and 2005, and the related statements of income and of cash flows for the years then ended. These financial statements (and corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The attached Reasoned Analysis is not an integral part of these financial statements, therefore this report does not include it.

2. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. These financial statements have been prepared to reflect the individual financial position of Compañía de Telecomunicaciones de Chile S.A., based on the accounting principles described in Note 2 b), before the line by line consolidation of the financial statements of the subsidiaries detailed in Note 11. Consequently, for adequate interpretation, the individual financial'statements should be read and analyzed in conjunction with the consolidated financial statements of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries, which are required by generally accepted accounting principles in Chile. This report is presented solely for the information and use of the Board of Directors and Management of Compañía de Telecomunicaciones de Chile S.A. and the Superintendency of Securities and Insurance.

4. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companfa de Telecomunicaciones de Chile S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with the principles described in Note 2 b).

/s/ Andrés Marchant V. __________________ Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, January 24, 2007

Firma miembro de Ernst & Young Global

Compañía de Telecomunicaciones de Chile S.A. Balance Sheets December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006) (Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

ASSETS	Notes	2006	2005
ThCh$		ThCh$	ThCh$

CURRENT ASSETS
Cash		8,370,808	4,895,715
Time deposits	(32)	27,085,985	86,380,697
Marketable securities, net	(4)	16,263,602	16,078,005
Accounts receivable, net	(5)	135,199,724	114,694,173
Notes receivable, net	(5)	2,716,834	2,488,683
Other receivables	(5)	7,047,219	11,310,035
Accounts receivable from related companies	(6 a)	45,538,332	22,169,890
Inventories, net		3,155,387	1,987,898
Prepaid expenses		616,925	2,169,310
Deferred taxes	(7 b)	11,864,195	9,677,367
Other current assets	(8)	10,492,074	10,596,320

TOTAL CURRENT ASSETS		268,351,085	282,448,093

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		27,059,559	27,059,204
Buildings and improvements		739,080,180	737,661,135
Machinery and equipment		2,460,051,788	2,454,089,522
Other property, plant and equipment		278,108,245	234,744,974
Technical reappraisal		6,703,695	7,188,327
Less: Accumulated depreciation		(2,450,907,352)	(2,299,025,982)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,060,096,115	1,161,717,180

OTHER LONG-TERM ASSETS
Investments in related companies	(11)	282,222,574	228,073,282
Investments in other companies		4,179	4,179
Goodwill, net	(12)	15,954,977	17,581,372
Other receivables	(5)	8,242,122	9,131,900
Accounts receivable from related companies	(6 a)	4,862,288	22,097,492
Intangibles		15,133,380	12,075,031
Less: Accumulated amortization		(8,562,667)	(4,563,295)
Other non-current assets	(13)	16,774,879	13,414,062

TOTAL OTHER LONG-TERM ASSETS		334,631,732	297,814,023

TOTAL ASSETS		1,663,078,932	1,741,979,296

The accompanying notes 1 to 34 are an integral part of these financial statements.

142 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A.
Balance Sheets December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)
(Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2006	2005
		ThCh$	ThCh$

CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(14)	2,005,114	1,347,294
Commercial paper	(16 a)	-	58,285,826
Current maturities of bonds payable	(16 b)	1,839,758	113,712,131
Current maturities of other long-term obligations		11,722	16,862
Dividends payable		1,550,581	1,690,957
Trade accounts payable	(33)	73,527,134	54,697,918
Other payables	(34)	13,679,712	20,519,195
Accounts payable to related companies	(6 b)	129,379,030	65,948,690
Provisions	(17)	6,362,541	7,574,005
Withholdings		15,906,356	10,756,136
Income taxes		3,455,091	3,025,516
Unearned income		8,962,629	9,935,264
Other current liabilities		-	699,634

TOTAL CURRENT LIABILITIES		256,679,668	348,209,428

LONG-TERM LIABILITIES
Long-term debt with banks and
financial institutions	(15)	331,380,831	326,873,609
Bonds payable	(16 b)	66,141,943	12,453,342
Other accounts payable		28,210,503	26,013,822
Accounts payable to related companies	(6 b)	2,691,143	2,531,924
Provisions	(17)	29,768,311	29,700,910
Deferred taxes	(7b)	47,235,361	50,954,164
Other liabilities		210,297	229,998

TOTAL LONG-TERM LIABILITIES		505,638,389	448,757,769

Shareholders’ Equity	(19)
Paid-in capital		890,894,953	931,859,276
Other reserves		(3,000,511)	(1,788,017)
Retained earnings		12,866,433	14,940,840
Net income		23,353,046	25,712,170
Less: Interim dividend		(10,486,613)	(10,771,330)

TOTAL SHAREHOLDERS' EQUITY		900,760,875	945,012,099

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,663,078,932	1,741,979,296

The accompanying notes 1 to 34 are an integral part of these financial statements.

Compañía de Telecomunicaciones de Chile S.A.
Statements of income for the years ended December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)
(Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

OPERATING INCOME:		2006	2005
		ThCh$	ThCh$

Operating revenues		463,492,183	477,689,046
Operating costs		(313,999,617)	(309,713,614)

Gross profit		149,492,566	167,975,432

Administrative and selling expenses		(106,806,449)	(105,711,731)

OPERATING INCOME		42,686,117	62,263,701

NON-OPERATING RESULTS:

Interest income		4,712,161	9,229,007
Equity in earnings of equity-method investees	(11)	32,145,263	16,886,048
Other non-operating income	(20 a)	2,930,100	5,826,741
Equity in losses of equity-method investees	(11)	(1,131,265)	(1,272,215)
Amortization of goodwill	(12)	(1,461,350)	(1,365,329)
Interest expense and other		(22,312,160)	(32,388,145)
Other non-operating expenses	(20 b)	(14,958,070)	(11,836,018)
Price-level restatement, net	(21)	1,750,023	2,914,169
Foreign currency translation, net	(22)	76,486	2,269,379

NON-OPERATING INCOME, (LOSS) NET		1,751,188	(9,736,363)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		44,437,305	52,527,338

Income taxes	(7 c)	(21,084,259)	(26,815,168)

NET INCOME		23,353,046	25,712,170

The accompanying notes 1 to 34 are an integral part of these financial statements.

144 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A.
Statements of cash flow for the years ended December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)
(Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

	2006	2005
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	141,385,635	225,586,485

Net income	23,353,046	25,712,170

Sales of assets:	(1,122,310)	-

Net income on sales of property, plant and equipment	(1,122,310)	-

Charges ( credits ) to income that do not represent cash flows:	164,182,331	178,833,308

Depreciation	173,363,052	176,124,586
Amortization of intangibles	3,255,187	2,595,385
Provisions and write-offs	15,136,968	18,630,877
Equity participation in income of equity method investees	(32,145,263)	(16,886,048)
Equity participation in losses of equity method investees	1,131,265	1,272,215
Amortization of goodwill	1,461,350	1,365,329
Price-level restatement, net	(1,750,023)	(2,914,169)
Foreign currency translation, net	(76,486)	(2,269,379)
Other credits to income that do not represent cash flows	(491,324)	(20,015)
Other charges to income that do not represent cash flows	4,297,605	934,527

Changes in operating assets (Increase) decrease:	(20,423,898)	111,359,823

Trade accounts receivable	(44,679,672)	(23,049,923)
Inventories	(532,007)	2,775,073
Other assets	24,787,781	131,634,673

Changes in operating liabilities Increase (decrease):	(24,603,534)	(90,318,816)

Accounts payable related to operating activities	(21,246,409)	(78,148,041)
Interest payable	1,090,622	1,748,841
Income taxes payable, net	(18,018,131)	(24,100,508)
Other accounts payable related to non-operating activities	13,570,613	10,180,892
V.A.T. and other similar taxes payable	(229)	-

The accompanying notes 1 to 34 are an integral part of these financial statements.

Compañía de Telecomunicaciones de Chile S.A.
Statements of cash flow for the years ended December 31, 2006 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)
(Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

	2006	2006
	ThCh$	ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(96,529,666)	(215,020,969)

Obligations with the public	73,366,735	70,465,529
Other loans obtained from related companies	83,119,882	-
Dividends paid	(24,015,415)	(118,088,711)
Capital distribution	(40,596,288)	-
Loans repaid	-	(35,093,202)
Repayment of obligations with the public	(188,404,580)	(122,595,127)
Payment of other loans from related companies	-	(9,709,458)

NET CASH USED IN INVESTING ACTIVITIES	(100,222,808)	(76,493,247)

Sales of property, plant and equipment	-	1,263,681
Sales of other investments	-	12,143,501
Acquisition of property, plant and equipment	(74,136,754)	(62,754,120)
Investments in related companies	(26,086,054)	(49,591)
Investments in financial instruments	-	(19,146,457)
Other investing activities	-	(7,950,261)

NEGATIVE NET CASH FLOWS FOR THE YEAR	(55,366,839)	(65,927,731)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(808,919)	(1,508,168)

NET DECREASE OF CASH AND CASH EQUIVALENTS	(56,175,758)	(67,435,899)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	95,360,933	162,796,832

CASH AND CASH EQUIVALENTS AT END OF YEAR	39,185,175	95,360,933

The accompanying notes 1 to 34 are an integral part of these financial statements.

146 Telefónica Chile | Annual Report 2006

Compañía de Telecomunicaciones de Chile S.A
Notes to the Financial Statements
(Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

1. Registration in the Securities Registry:

Compañia de Telecomunicaciones de Chile ("Telefónica Chile" or the "Company") is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Securities and Exchange Commission (“SVS”).

2. Summary of Significant Accounting Policies:

(a) Accounting period:
The financial statements correspond to the years ended December 31, 2006 and 2005.

(b) Basis of preparation:
These individual financial statements (hereinafter “the financial statements”) have been prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Securities and Exchange Commission (“SVS”), except for investments in subsidiaries, which are recorded on a single line of the balance sheet at their equity value, and therefore, have not been consolidated line by line. This treatment does not modify net income for the year or equity.

In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

These financial statements have been issued only for the purpose of individually analyzing the Company and, therefore, should be read in conjunction with the consolidated financial statements, which are required by Chilean GAAP.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

Within the framework of its business reorganization, on March 1, 2006 the Company dissolved subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A., after acquiring 100% of its shares. Due to the above, and what was mentioned in Note 3 (c), in the financial statements as of December 31, 2005 this transaction was recorded retroactively. Therefore, the financial statements of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. are consolidated with the Company's financial statements of December 31, 2005.

(c) Basis of presentation:
The financial statements for 2005 and their notes have been adjusted for comparison purposes by 2.1% in order to allow comparison with the 2006 financial statements. For comparison purposes, certain reclassifications have been made to the 2005 financial statements.

(d) Price-level restatement:
The financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Consumer Price Index (CPI) as of December 31, 2006 and 2005, for initial balances, is 2.1% and 3.6%, respectively.

(e) Basis of conversion:
Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales and UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each year-end:

Year	US$	Euro	Brazilian Real	U.F.

2006	532.39	702.08	249.28	18,336.38
2005	512.50	606.08	219.35	17,974.81

Foreign currency translation differences resulting from the application of this standard are credited or charged to income for the years.

(f)Time deposits:
Time deposits are carried at cost plus adjustments, where applicable, and interest accrued up to each year-end.

(g) Marketable securities:
Fixed-income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

(h) Inventories:
Equipment held for sale is carried at price-level restated acquisition or development cost or market value, whichever is less.

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(i) Allowance for doubtful accounts:
Different percentages are applied when calculating the allowance for doubtful accounts, depending on the aging of such accounts. The allowance for debts exceeding 120 days is for 100% of the amount receivable.

(j) Property, plant and equipment:
Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(k) Depreciation of property, plant and equipment:
Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.94% .

(l) Leased assets:
Leased assets with a purchase option and whose contracts meet the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, by recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until it exercises the purchase option they cannot be freely disposed of.

(m) Intangibles:
Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(n) Investments in related companies:
These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the Company's operations.

(o) Goodwill:
This account corresponds to the valuation differences that are created when adjusting the cost of the investments, adopting the equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment (Note 12).

(p) Transactions with repurchase agreements:
Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (Note 8).

(q) Obligations with the public:
• Bonds payable are presented in liabilities at the par value of the issued bonds (note 16b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (Notes 8 and 13).

• Commercial paper is presented in liabilities at its placement value, plus accrued interest (Note 16a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(r) Current and deferred income taxes:
Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and its modifications issued by the Chilean Association of Accountants and as established by SVS Circular No.1,466 dated January 27, 2000.

(s) Staff severance indemnities:
For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 6%, considering estimates such as the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations. (note 18)

Costs for past services of the employees produced by changes in the actuarial bases are deferred and amortized over average periods of employees’ future service periods (Note 8 and 13).

(t) Revenue recognition:
The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the years. These amounts are recorded under Trade Accounts Receivable.

148 Telefónica Chile | Annual Report 2006

(u) Foreign currency forwards:
The Company has entered into foreign currency investment and hedging futures. The latter have been purchased to cover the foreign exchange variations for the Company’s current foreign currency obligations.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 25, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(v) Interest rate coverage:
Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (Note 25).

(w) Cumulative translation adjustment:
The Company recognizes in this equity reserve account the difference between exchange rate fluctuations and the Consumer Price Index (C.P.I.) due to restating its investments abroad. These investments are controlled in United States dollars. The balance in this account is credited (or charged) to income in the same period in which the net income or loss on the total or partial disposal of these investments is recognized.

(x) Statement of cash flows:
For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all cash flows not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

(y) Computer software:
The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and classified under Other Property, Plant and Equipment.

3. Accounting Changes:

a) Accounting changes:
During the years covered in these consolidated financial statements, there have been no changes to the accounting principles used.

b) Change in estimate:

Changes in actuarial hypothesis discount rate

During the first quarter of 2006 an evaluation was performed of the market interest rate used to calculate the current value of staff severance indemnities. After completing this analysis, the Company decided to reduce the discount rate from 7% to 6%. As a result of these modifications, the Company recorded deferred tax assets of ThCh$2,300,793 (historical) in 2006, which will be amortized over the future years of service of the employees that qualify for this benefit.

c) Change in reporting entity:
On March 1, 2006 Telefónica Chile dissolved the subsidiary Compañía de Telecom un icaciones Equipos y Servicios S.A. by acquiring the entire ownership interest held by third parties, equivalent to 0.0001%, thus gathering all the shares of that company in Telefónica Chile. This transaction has no regulatory or tax implications.

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2006	2005
	ThCh$	ThCh$

Publicly offered promissory notes	16,263,602	16,078,005

Total	16,263,602	16,078,005

Publicly offered promissory notes (fixed income)

	Date		Par	Book Value		Market
Instrument			Value	Amount	Rate	Value	Provision
	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	Dic-04	Sep-07	2,661,950	2,700,997	5%	2,700,997	(23,428)
BCD0500907	Ago-05	Sep-07	1,863,365	1,890,698	5%	1,890,698	(8,812)
BCD0500907	Sep-05	Sep-07	2,129,560	2,160,798	5%	2,160,798	(15,612)
BCD0500907	Sep-05	Sep-07	2,661,950	2,700,997	5%	2,700,997	(19,309)
BCD0500907	Sep-05	Sep-07	2,661,950	2,700,997	5%	2,700,997	(18,521)
BCD0500907	Sep-05	Sep-07	532,390	540,199	5%	540,199	(3,837)
BCD0500907	Sep-05	Sep-07	532,390	540,199	5%	540,199	(3,693)
BCD0500907	Sep-05	Sep-07	1,064,780	1,080,399	5%	1,080,399	(7,160)

Sub-Total			14,108,335	14,315,284		14,315,284	(100,372)

BCU500909	Nov-05	Sep-09	1,833,638	1,948,318	5%	1,963,051	-

Sub-Total			1,833,638	1,948,318		1,963,051	-

Total			15,941,973	16,263,602		16,278,335	(100,372)

5. Current and Long-term Receivables:

The detail of current and long-term receivables is as follows:

					Current	Total Current
	Up to 90 days		Over 90		Subtotal	(net)		Long-term
Description			up to 1year

	2006	2005	2006	2005	2006	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	187,372,685	161,875,238	283,755	1,680,374	187,656,440	135,199,724	114,694,173	283,755	1,086,836

Allowance for doubtful accounts	(52,456,716)	(48,861,439)	-	-	(52,456,716)	-	-	-	-

Notes receivable	6,536,332	6,785,415	191,056	-	6,727,388	2,716,834	2,488,683	-	-

Allowance for doubtful notes	(4,010,554)	(4,296,732)	-	-	(4,010,554)	-	-	-	-

Miscellaneous accounts receivable	4,539,156	8,072,788	2,508,063	3,237,247	7,047,219	7,047,219	11,310,035	7,958,367	8,045,064

Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-

Long-term receivables								8,242,122	9,131,900

150 Telefónica Chile | Annual Report 2006

6. Balances and Transactions with Related Entities:

a) Accounts receivables from related parties are as follows:

		Short term		Long term
Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A. (1)	6,903,336	7,042,419	804,386	6,713,788
96,895,220-k	Atento Chile S.A.	49,397	24,686	-	-
90,430,000-4	Telefónica Em presas CTC Chile S.A.	16,468,674	5,704,393	86,538	81,085
96,786,140-5	Telefónica Móvil de Chile S.A.	6,038,512	3,334,855	-	-
96,834,320-3	Telefónica Internet Empresas S.A. (3)	1,720,212	932,675	1,890,817	8,397,165
96,811,570-7	Instituto Telefónica Chile S.A.	62,340	16,336	-	-
96,834,230-4	Terra Networks Chile S.A.	955,628	528,648	-	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	395,081	1,360,312	2,010,728	6,847,741
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	37	-	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	162,627	3,191	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	191,062	651,199	-	-
74,944,200-k	Fundación Telefónica Chile	93,027	203,599	-	-
78,703,410-1	Telefónica Multimedia Chile S.A. (2)	10,041,716	3,822	-	9,576
96,961,230-5	Telefónica Gestión de Servicios Compartidos de Chile S.A.	426,036	715,187	69,819	48,137
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	104,330	108,845	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	49,919	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	141,282	-	-	-
Foreign	Telefónica Puerto Rico	212,383		-	-
Foreign	Telefónica Procesos y Tecnología de Información	1,522,633	1,366,279	-	-
Foreign	Telefónica Internacional de España	-	173,444	-	-
Foreign	Telefónica Wholesale Internacional Services	100	-	-	-

Total		45,538,332	22,169,890	4,862,288	22,097,492

With these companies there have been debits and credits to current accounts due to invoicing for the sale of materials, equipment and services. In addition there is a mercantile mandate agreement through which Telefónica Chile manages the cash surpluses of each company and a mercantile current account agreement with all subsidiaries.

Subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. was dissolved on February 28, 2006.

(1) On April 21, 2006, the subsidiary Telefónica Mundo S.A. merged with subsidiary Globus 120 S.A. It subsequently changed its name to Telefónica Larga Distancia S.A..
(2) On April 19, 2006, the subsidiary Tecnonaútica S.A. changed its name to Telefónica Multimedia Chile S.A.
(3) On October 27, the Special Shareholders’ Meeting agreed to change the name of Telepeajes de Chile S.A. to Instituto Telefónica Chile S.A.

6. Balances and Transactions with Related Entities, continued:

b) Accounts payable to related parties are as follows:

		Short term		Long term
Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	M$	M$

96,551,670-0	Telefónica Larga Distancia S.A.	45,648,331	25,138,691	-	-
96,895,220-k	Atento Chile S.A.	3,115,234	588,592	-	-
90,430,000-4	Telefónica Empresas CTC Chile S.A.	35,924,675	8,022,820	648,281	653,237
96,786,140-5	Telefónica Móvil de Chile S.A.	13,071,536	14,333,607	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	286,048	286,296	-	-
96,834,320-3	Telefónica Internet Empresas S.A.	2,528,920	2,015,840	-	-
96,811,570-7	Instituto Telefónica Chile S.A.	-	980,155	-	-
96,834,230-4	Terra Networks Chile S.A.	5,103,414	4,141,775	-	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	2,395,617	938,714	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	-	112	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	2,086,874	219,679	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	2,501,729	4,418,073	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	4,744	-	-	-
74,944,200-k	Fundación Telefónica Chile	71,952	128,057	-	-
78,703,410-1	Telefónica Multimedia Chile S.A.	15,021,896	2,202,426	-	-
96,961,230-5	Telefónica Gestión de Servicios Compartidos de Chile S.A.	670,636	2,011,544	2,042,862	1,878,687
Foreign	Telefónica Investigación y Desarrollo	577,993	522,309	-	-
Foreign	Telefónica Argentina	338,034	-	-	-
Foreign	Telefónica Gestión de Serv, Compartidos España	31,397	-	-	-

Total		129,379,030	65,948,690	2,691,143	2,531,924

As per Article No. 89 of the Corporations Law, all these transactions are carried out under normal market conditions.

152 Telefónica Chile | Annual Report 2006

c) Transactions:

				2006		2005
				ThCh$		ThCh$
		Nature of	Description		Effect on		Effect on
Company	Tax No.	relationship	of transaction	Amount	income	Amount	income

Telefónica Empresas CTC Chile S.A.	90,430,000-4	Associate	Sales	23,744,266	23,744,266	29,383,715	29,383,715
			Purchases	(11,480,994)	(11,480,994)	(10,648,626)	(10,648,626)
			Financial income	-	-	528,426	528,426
			Financial expenses	(822,639)	(822,639)	(755,586)	(755,586)
			Other non-operating income	912,162	912,162	1,710,227	1,710,227
Telefónica Larga Distancia S.A.	96,551,670-0	Associate	Sales	15,966,235	15,966,235	14,391,587	14, 391,587
			Purchases	(19,579,982)	(19,579,982)	(15,403,598)	(15,403,598)
			Financial income	37,162	37,162	375,923	375,923
			Financial expenses	(1,361,813)	(1,361,813)	(791,167)	(791,167)
			Other non-operating income	256,044	256,044	10,561	10,561
			Other non-operating expenses	(20,529)	(20,529)	(576,820)	(576,820)
Telefónica Internet Empresas S.A.	96,834,320-3	Associate	Sales	3,951,155	3,951,155	-	-
			Purchases	(278,046)	(278,046)	-	-
			Financial income	375,307	375,307	-	-
			Financial expenses	(147,326)	(147,326)	-	-
			Other non-operating income	29,573	29,573	-	-
Fundación Telefónica Chile	74,944,200-k	Associate	Sales	66,380	66,380	-	-
			Purchases	-	-	(135,061)	(135,061)
			Financial income	12,513	12,513	-	-
			Financial expenses	(2,787)	(2,787)	(13,284)	(13,284)
			Other non-operating income	92,290	92,290	138,543	138,543
Instituto Telefónica de Chile S.A.	96,811,570-7	Associate	Sales	6,129	6,129	-	-
			Financial expenses	(24,324)	(24,324)	-	-
			Other non-operating income	18,315	18,315	-	-
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Related to parent	Sales	244,444	244,444	-	-
		Company	Purchases	(4,563,723)	(4,563,723)	-	-
Telefónica Móviles Chile S.A.	87,845,500-2	Related to parent	Sales	262,130	262,130	1,045,254	1,045,254
		Company	Purchases	(7,977,708)	(7,977,708)	-	-
Telefónica Multimedia Chile S.A.	78,703,410-1	Associate	Sales	674,050	674,050	-	-
			Financial income	-	-	-	-
			Financial expenses	(368,876)	(368,876)	-	-
			Other non-operating income	175,156	175,156	-	-
			Other non-operating expenses	(190,097)	(190,097)	-	-
Telefónica Móvil de Chile S.A.	96,786,140-5	Related to parent	Sales	9,078,238	9,078,238	13,589,179	13,589,179
		Company	Purchases	(39,678,561)	(39,678,561)	(42,684,401)	(42,684,401)
			Other non-operating income	3,770	3,770	56,006	56,006
Terra Networks Chile S.A.	96,834,230-4	Related Company	Sales	3,360,198	3,360,198	1,229,057	1,229,057
			Purchases	(453,318)	(453,318)	-	-
			Other non-operating income	2	2	249	249
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related to parent	Costos	(28,075)	(28,075)	-	-
Atento Chile S.A.	96,895,220-k	Related Company	Sales	300,566	300,566	6,982	6,982
			Purchases	(10,893,296)	(10,893,296)	(15,892,376)	(15,892,376)
			Financial expenses	-	-	(42)	(42)
			Other non-operating income	-	-	10,688	10,688
Emergia Chile S.A.	96,910,730-9	Related to parent	Sales	633,418	633,418	31,216	31,216
		Company	Financial expenses	(2,582,354)	(2,582,354)	-	-
			Other non-operating income	12	12	8,592	8,592
Telefónica Gestión de Servicios Compartidos de Chile S.A.	96,961,230-5	Associate	Sales	1,734,837	1,734,837	60	60
			Purchases	(8,595,897)	(8,595,897)	(10,796,072)	(10,796,072)
			Financial income	16, 345	16,345	5,490	5,490
			Financial expenses	(14,981)	(14,981)	-	-
			Other non-operating income	1,583	1,583	1,022,067	1,022,067
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	Associate	Sales	601,422	601,422	547,301	547,301
			Purchases	(50,903)	(50,903)	(150)	(150)
			Financial income	342,141	342,141	499,563	499,563
			Financial expenses	163,875	163,875	396,116	396,116
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related to parent	Sales	5,992	5,992	-	-
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Purchases	(580,709)	(508,709)	-	-
Telefónica Gestión Serv. Compartidos España	Foreign	Related Company	Purchases	(8,590)	(8,590)	-	-
			Financial income	137	137	-	-
Terra Networks Inc.	Foreign	Related Company	Sales	(82)	(82)	-	-

On February 28, 2006, CTC Equipos y Servicios de Telecomunicaciones de Chile S.A. was absorbed.
The conditions of the Mercantile Mandate and Mercantile Current Account are short and long-term respectively, for the case of Telefónica Internacional Chile S.A., it is denominated in US$, accruing interest at a variable rate that adjusts to market conditions (US$ + market spread).
Sales and services provided, expire in the short-term (less than one year) and the expiration conditions for each case vary depending on the transaction that generated them.

7. Current and Deferred Income Taxes:

a) General information:
As of December 31, 2006 and 2005, the Company has established a first category income tax provision, as it had taxable net income of ThCh$142,024,686 and ThCh$112,443,624, respectively.

In addition, as of December 31, 2006 and 2005, a provision for the first category income tax in subsidiaries was recorded for ThCh$131,068,419 and ThCh$44,538,497, respectively.

In accordance with current legislation, the tax years subject to an eventual review by the fiscal authority include the transactions generated from 2004 to date for most of the taxes that affect the Company’s operations.

During the course of its normal operations the Company is subject to regulation and oversight by the Chilean Internal Revenue Service; therefore differences in the application of criteria used to determine taxes can arise. In management’s opinion, based on the information available to date, there are no significant additional liabilities other than those already recorded for this concept in the financial statements.

	2006				2005
Year	Retained Taxable Earnings w/credit ThCh$	Retained Taxable Earnings w/credit ThCh$	Factor	Amount of credit Th Ch$	Retained Taxable Earnings w/credit ThCh$	Retained Taxable Earnings w/credit ThCh$	Factor	Amount of credit ThCh$

2005	-	-	-	-	113,109	-	0.17647	19,960
2005	-	-	-	-	2,309,063	-	0.190476	439,821
2005	-	-	-	-	1,937,756	-	0.197605	382,912
2005	-	-	-	-	21,266,273	18,912,296	0.204819	4,355,737
2006	106,924,222	24,144,197	0.204819	21,900,112	-	-	-	-

Total	106,924,222	24,144,197		21,900,112	25,626,201	18,912,296		5,198,430

154 Telefónica Chile | Annual Report 2006

b) Deferred taxes:

As of December 31, 2006 and 2005 the accumulated balances of temporary differences that originated net deferred tax liabilities in the amount of ThCh$35,371,166 and ThCh$41,276,797, are as follows:

	2006				2005
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	8,428,146	-	-	-	8,415,805	-	-	-
Vacation provision	593,431	-	-	-	664,933	-	-	-
Obsolescence provision	219,219	-	-	-	23,531	-	-	-
Leased assets and liabilities	-	20,504	-	78,372	-	61,465	-	124,007
Property, plant and equipment	-	597,703	-	130,130,748	-	4,132,802	-	149,965,895
Staff severance indemnities	-	-	-	3,789,546	-	-	-	5,728,013
Diference in amount of capitalized staf severance	-	373,440	-	-	-	546,158	-	-
Depreciation of property, plant and equipment	-	-	-	-	-	-	-	1,444,455
Deferred charge on sale of assets	-	-	-	260,662	-	-	-	989,843
Development software	-	-	-	3,952,366	-	-	-	2,199,009
Leasehold improvements	-	-	-	-	-	-	-	4,946
Other temporary differences	2,684,541	1,134,221	61,142	7,031,302	623,198	277,592	50,100	3,965,586

Sub-Total	11,925,337	2,125,868	61,142	145,242,996	9,727,467	5,018,017	50,100	164,421,754

Complementary accounts net of accumulated	-	(828,975)	-	(96,710,742)	-	(3,726,247)	-	(112,175,820)
amortization

Sub-Total	11,925,337	1,296,893	61,142	48,532,254	9,727,467	1,291,770	50,100	52,245,934

Tax reclassification	(61,142) 1	(1,296,893)	(61,142)	(1,296,893)	(50,100)	(1,291,770)	(50,100)	(1,291,770)

Total	11,864,195	-	-	47,235,361	9,677,367	-	-	50,954,164

c) Income tax detail:
The current tax expense shown in the following table is based on taxable income:

	2006	2005
Description	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	24,144,197	19,115,416
Current tax expense (article 21 single tax at 35%)	9,854	17,611
Tax expense adjustment (previous exercises)	(243,741)	92,819

Income tax Sub-total	23,910,310	19,225,846

- Current year deferred taxes	(15,393,857)	(5,058,587)
- Effect of amortization of complementary accounts for deferred assets and liabilities	12,567,806	12,647,909

Deferred tax Sub-total	(2,826,051)	7,589,322

Total expense tax	21,084,259	26,815,168

Notes to the Financial Statements, continued
(Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Fixed-income securities purchased with resale agreement (note 9)	3,728,382	4,084,521
Deferred union contract bonus (1)	1,133,980	940,494
Deferred exchange insurance premiums	-	80,417
Telephone directories for connection program	2,978,524	2,771,732
Deferred higher bond discount rate (note 23)	230,432	48,761
Deferred disbursements for placement of bonds (note 23)	127,846	269,297
Commercial paper issuance costs (note 23)	-	102,983
Deferred disbursements for foreign financing proceeds (2)	415,127	702,122
Exchange insurance receivable	695,120	232,979
Deferred staff severance indemnities charges (3)	970,534	818,273
Other	212,129	544,741

Total	10,492,074	10,596,320

(1) Between May and September 2006, the Company negotiated a collective agreement for 38 and 48 months with some of its employees, granting them, among other benefits, a negotiation bonus. This bonus was paid in July, August and September 2006. The total benefit amounted to ThCh$2,343,629 (historical), and is deferred using the straight-line method during the term of the collective agreement. The long-term portion is presented under Other (in Other Assets) (Note 13).
(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is presented under Other (in Other Assets) (Note 13).
(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypotheses and for the concept of loans to employees. The long-term portion is presented under Others (in Other Assets) (Note 13).

9. Information Regarding Sales Commitment Transactions (Agreements):

	Dates
				Original	Subscription
Code	Inception	End	Counterparty	currency	value	Rate	Final value	Instrument	Book value
	.				ThCh$		ThCh$	identification	ThCh$

CRV	December 28, 2006	January 04, 2007	HSBC BANK	USD	7,000	5.32%	3,771,437	BC P0800708	3,728,382

Total					7,000		3,771,437		3,728,382

156 Telefónica Chile | Annual Report 2006

10. Property, Plant and Equipment:

The detail of property, plant and equipment is as follows:

	2006		2005

Description	Accumulated	Gross prop., plant	Accumulated	Gross prop.,plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,059,559	-	27,059,204

Building and improvements	339,739,833	739,080,180	320,268,465	737,661,135

Machinery and equipment	1,929,047,002	2,460,051,788	1,824,865,551	2,454,089,522

Central office telephone equipment	1,219,438,894	1,414,719,092	1,151,279,104	1,424,488,533
External plant	573,814,321	881,691,042	554,525,553	888,572,586
Subscribers’equipment	100,346,225	127,634,688	83,129,290	104,143,734
General equipment	35,447,562	36,006,966	35,931,604	36,884,669

Other Property, Plant and Equipment	171,900,922	278,108,245	143,298,116	234,744,974

Office furniture and equipment	85,972,117	98,228,647	72,186,504	93,448,013
Projects, work in progress and materials (2)	-	71,589,891	-	50,3 31,128
Leased assets (1)	64,748	503,026	56,364	503,026
Property, plant and equipment temporarily out of service	7,004,509	7,004,509	5,549,445	6,635,785
Software	77,873,806	99,610,849	64,599,855	82,702,543
Other	985,742	1,171,323	905,948	1,124,479

Technical revaluation Circular 550	10,219,595	6,703,695	10,593,850	7,188,327

Total	2,450,907,352	3,511,003,467	2,299,025,982	3,460,743,162

(1) Leased assets have a gross value of ThCh$503,026 for the concept of buildings, with accumulated depreciation of ThCh$64,748 and ThCh$56,364 for 2006 and 2005, respectively.
(2) Until December 31, 2002, works in progress included capitalization of the related borrowing costs, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, and therefore, the gross property, plant and equipment balance includes interest of ThCh$197,476,461. Accumulated depreciation for this interest amounts to ThCh$137,959,179 and ThCh$126,825,076 for 2006 and 2005, respectively.

A depreciation charge for the year amounting to ThCh$166,572,805 and ThCh$158,723,490 for 2006 and 2005, respectively, was recorded as operating cost, and a depreciation charge of ThCh$5,927,821 for 2006 and ThCh$5,852,511 for 2005 was recorded as administrative and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$862,426 and ThCh$2,724,767 in 2006 and 2005, which is classified under “Other Non-operating Expenses”.

During the course of its normal operations the Company monitors both new and existing assets, and their depreciation rates adjustin them in line with the technological evolution and development of the markets in which it competes.

Notes to the Financial Statements, continued
(Translation of a report originally issued in Spanish-see Note 2 to the Financial Statements)

10. Property, Plant and Equipment, continued:

The detail by item of the technical reappraisal is as follows:

	Net	Accumulated	Gross property, plant	Gross property, plant
Description	Balance	Depreciation	and equipment 2006	and equipment 2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(2,302,941)	-	(2,302,941)	(2,302,941)
Building and improvements	(1,174,321)	(4,763,027)	(5,937,348)	(5,937,348)
Machinery and equipment	(38,638)	14,982,622	14,943,984	15,428,616

Total	(3,515,900)	10,219,595	6,703,695	7,188,327

Depreciation of the technical reappraisal surplus for the year of ThCh$(90,457) and ThCh$(50,115) for 2006 and 2005, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,261,326,736 in 2006 and ThCh$1,035,924,092 in 2005, which include ThCh$12,871,294 and ThCh$12,518,520, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in Related Companies:

The detail of investments in related companies is as follows:

			Currency		Percentage participation		Equity of the companies
		Country	controlling	Number of
Taxp. No.	Sociedades	of	the	shares	2006	2005	2006	2005
		origin	investment		%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(1) (5) (6)	Brazil	U.S. Dollar	48,950,000	2.61000	2.6100	151,214,295	148,096,542
96,551,670-0	Telefónica Larga Distancia S.A.	Chile	Pesos	57,993,645	99.306564	99.1551	151,990,310	135,253,586
96,895,220-k	Atento Chile S.A. (9)	Chile	Pesos	3,049,998	27.4100	27.4100	14,433,488	14,325,163
96,887,420-9	Globus 120 S.A. (6)	Chile	Pesos	-	-	99.9999	-	3,318,700
74,944,200-K	Fundación Telefónica Chile	Chile	Pesos	-	50.0000	50.0000	352,628	551,179
96,961,230-5	Telefónica Gestión de Serv. Compartidos de Chile S.A.	Chile	Pesos	99,999	99.9990	99.9990	1,434,718	1,384,594
90,430,000-4	Telefónica Empresas CTC Chile S.A.	Chile	Pesos	401,003,412	99.9999998	100.0000	94,047,739	81,521,180
96,922,950-1	Empresa de Tarjetas Inteligentes S.A.(2)	Chile	Pesos	-	-	20.0000	-	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	Chile	Pesos	97,809	99.99898	99.9999	5,333,883	204,227
78,703,410-1	Telefónica Multimedia Chile S.A.(3)	Chile	Pesos	449,082	99.9998	0.0004	19,257,996	-
96,834,320-3	Telefónica Internet Empresas S.A. (4) (6) (8)	Chile	Pesos	215,115	99.9995	0.0077	3,661,874	-

158 Telefónica Chile | Annual Report 2006

		Net income (loss) of the Company		Equity in income (loss) of the investment
Taxp. No.	Company					Investment value		Unearned income		Investment book value
						nt
		2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

						ThCh$
Foreign	TBS Celular Participación S.A.(1) (5) (6)	(1,288,424)	5,146,141	(33,628)	134,315	3,946,692	3,865,320	-	-	3,946,692	3,865,320
96,551,670-0	Telefónica Larga Distancia S.A.	15,125,123	1,016,009	15,020,240	1,007,426	150,936,354	134,110,869	529,088	533,871	150,407,266	133,576,998
96,895,220-k	Atento Chile S.A. (9)	6,759,221	5,596,446	1,852,703	1,533,985	3,956,219	3,926,527	-	-	3,956,219	3,926,527
96,887,420-9	Globus 120 S.A. (6)	-	578,28		578,287		3,318,700	-	-	-	3,318,700
74,944,200-K	Fundación Telefónica Chile	(198,551)	57,704	(99,276)	28,850	176,314	275,589			176,314	275,589
96,961,230-5	Telefónica Gestión de Serv. Compartidos de Chile S.A.	50,123	440,583	50,122	440,582	1,434,703	1,384,594	-	-	1,434,703	1,384,594
90,430,000-4	Telefónica Empresas CTC Chile S.A.	12,526,559	13,162,440	12,526,559	13,162,439	94,047,739	81,521,179	-	-	94,047,739	81,521,179
96,922,950-1	Empresa deTarjetas Inteligentes S.A.(2)	-	(165,964)	-	(33,193)	-	-	-	-	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	69,657	(1,239,022)	69,656	(1,239,022)	5,333,829	204,227	-	-	5,333,829	204,227
78,703,410-1	Telefónica Multimedia Chile S.A.(3)	(998,364)	174,643	(998,361)	1	19,257,958	7	-	-	19,257,958	7
96,834,320-3	Telefónica Internet Empresas S.A. (4) (6) (8)	2,625,997	2,136,171	2,625,983	164	3,661,854	141	-	-	3,661,854	141

Total						282,751,662	228,607,153	529,088	533,871	282,222,574	228,073,282

(1) The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No 4 of S.V.S. Circular No 1,179 and ratified in Title II of Circular No 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular, its parent company, Telefónica España, has direct and indirect participation exceeding 20% ownership of the capital stock of that company.

(2) The Special Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A..During September 2005, the Chilean Internal Revenue Service authorized the closing of this company.

(3) On January 26, 2006 Telefónica Internet S.A. sold its entire ownership interest of 449,081 shares to Telefónica Chile S.A. for ThCh$1,624,273. On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 1 share to Telefónica Chile S.A. for ThCh$4. On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A..

(4) On January 27, 2006 Telefónica Empresas CTC Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile S.A. for ThCh$1,468,683. On January 26 CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 16 shares to Telefónica Chile S.A . for ThCh$132.

(5) As of the financial statement date there are no liabilities entered into as hedge instruments assigned to foreign investments. Regarding investments abroad, the Company has the intention of reinvesting net income in an ongoing basis; therefore there is no potential remittable net income.

(6) Income for the year includes the voiding of the write-off of Tecnonáutica goodwill, the effect of which was recorded in Telefónica Empresas through the equity method.

(7) On May 1, 2006 subsidiary Globus 120 S.A. was dissolved through its merger by incorporation to Telefónica Mundo S.A. For this Telefónica Mundo S.A. acquired all the assets and liabilities of Globus 120 S.A. and will succeed it in all its rights and obligations as the legal continuer, incorporating all the shareholders’ equity and shareholders of Globus 120 S.A. On April 19, 2006 Telefónica Mundo S.A. changed its name to Telefónica Larga Distancia S.A..

(8) On October 20, 2006 Telefónica Internet Empresas S.A. sold its participation in Telepeajes de Chile S.A. to Telefónica Gestión de Servicios Compartidos de Chile S.A. On that same date Telefónica Gestión de Servicios Compartidos purchased a third party’s participation achieving 99.999953% ownership of Telepeajes de Chile S.A.. (9) As of December 31, 2006, the value of the investment was recognized on the basis of unaudited financial statements. efónica Gestión de Servicios Compartidos de Chile S.A. On that same date Telefónica Gestión de Servicios Compartidos purchased a third party’s participation achieving 99.999953% ownership of Telepeajes de Chile S.A.. (9) As of December 31, 2006, the value of the investment was recognized on the basis of unaudited financial statements.

As of December 31, 2006 and 2005, the subsidiary CTC Equipos y Servicios de Telecomunicaciones S.A. is presented consolidated with Telefónica Chile as indicated in Note 2b.

12. Goodwill:

The detail of goodwill is as follows:

			2006		2005
			Amount amortized	Balance	Amount amortized	Balance
Taxpayer No.	Company	Year	in the year	of Goodwill	in the year	of Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,174,896	13,868,237	1,174,896	15,043,133
Foreign	TBS Celular Participaçion S.A.	2001	190,433	1,702,655	190,433	2,538,239
96,834,320-3	Telefónica Internet Empresas S.A.(1)	1999	96,021	384,085	-	-

Total			1,461,350	15,954,977	1,365,329	17,581,372

(1) As indicated in Note 11 No. 4 as a product of the sale of this subsidiary the balance of goodwill associated to the investment was recognized.

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

13. Other Non-current Assets:

The detail of other non-current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (1)	721,033	1,291,171
Deferred charge due to sale of assets to subsidiaries (net)	1,775,453	2,130,662
Bond issue expenses (note 23)	684,423	27,208
Bond discount (note 23)	1,120,213	183,916
Collective bargaining bonus	2,536,296	-
Guaranteed deposits	66,509	8,750
Deferred charge due to change in actuarial estimations (2)	6,410,078	5,755,986
Deferred staff severance indemnities (3)	3,460,874	3,920,038
Other	-	96,331

Total	16,774,879	13,414,062

(1) This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) In light of the new contractual conditions derived from the organizational changes experienced by the Company, a series of studies has allowed for, beginning in 2004, modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as the mortality of employees and future salary increases and includes the rate change mentioned in Note 3 (b) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8) The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average remaining future years of service for the employees that will receive the benefit (see Note 2r).

(3) In accordance with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted. The short-term portion is presented under Other Current Assets (Note 8)

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the average remaining years of service of employees eligible for the benefit. The loan is presented under Other Long-term Receivables.

160 Telefónica Chile | Annual Report 2006

14. Short-term Obligations with Banks and Financial Institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

		US$		U.F.		Total
Taxp. No.	Bank or financial institution	2006	2005	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Current maturities of long-term debt
97,015,000-5	SANTANDER SANTIAGO	-	-	446,305	327,951	446,305	327,951
Foreign	CALYON NEW YORK BRANCH AND OTHERS	169,034	128,200	-		169,034	128,200
97,008,000-7	CITIBANK	655,812	315,130	-		655,812	315,130
Foreign	BBVA BANCOMER AND OTHERS	733,963	-	-	-	733,963	-
Foreign	ABN AMRO BANK	-	576,013				576,013

	Total	1,558,809	1,019,343	446,305	327,951	2,005,114	1,347,294

	Outstanding principal	-	-	-
	Average annual interest rate	5.70%	4.68%	3.16%	2.32%	5.20%	4 10%

Percentage of obligations in foreign currency:	77.74 % for 2006 and 75.66 % for 2005
Percentage of obligations in local currency:	22.26 % for 2006 and 24.34 % for 2005

15. Long-term Obligations with Banks and Financial Institutions:

Long-term obligations with banks and financial institutions:

							Average	Long-term
		Currency	Years to maturity for long-term portion			Long-term	annual	portion as of
Taxp. No.	Bank of financial institution	or				portion as of	interest	Dec. 31, 2005
		indexation	1 A 2	2 A 3	3 A 5	Dec. 31, 2006	rate
		index	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

	Loans in US$ dollars
Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	-	106,478,000	-	106,478,000	Libor + 0,35%	104,652,502
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	--	79,858,500	79,858,500	Libor + 0,334%	78,489,374
97,008,000-7	CITIBANK (2)	US$	79,858,500	- -	-	79,858,500	Libor + 0.31%	78,489,374

	Subtotal		79,858,500	106,478,000	79,858,500	266,195,000	5.70%	261,631,250

	Loans in unidades de fomento (UF)
97,015,000-5	SANTANDER SANTIAGO (4)	UF	-	-	65,185,831	65,185,831	TAB 360 + 0,45%	65,242,359

	Subtotal		-	- 65,185,831		65,185,831	3.16%	65,242,359

	Total		79,858,500	106,478,000	145,044,331	331,380,831	5.20%	326,873,609

Percentage of obligations in foreign currency:	80.33 % for 2006 and 80.04 % for 2005
Percentage of obligations in local currency:	19.67 % for 2006 and 19.96 % for 2005

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, which was the Bilbao Viscaya Argentaria Bank.
(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, which was the ABN Amro Bank.
(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011, in addition to changing the agent bank, which was the ABN Amro Bank.
(4) In April, the Company renegotiated this loan, extending its maturity due from April 2010 and reducing the interest rate to TAB 360 + 0.45%.

16. Obligations with the Public:

a) Commercial paper:
On January 27, 2003 and May 12, 2004, Telefónica Chile registered two commercial paper lines in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to the line may not exceed that amount. The term of each line will be 10 years from the date of registration with the S.V.S.. The interest rate will be defined upon each issuance of these commercial papers.

On April 27, 2005, a Series F placement of the same type of instrument was made for ThCh$23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005 a Series G and H placement of the same type of instrument was made in the amount of ThCh$35,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$12,000,000. The placement agent was Inversiones Boston Corredores de Bolsa and it expired on December 6, 2006.

On July 11, 2006, the Company placed a fourth issuance of its line of Commercial Paper with a charge to line No. 015. This issuance was performed in three series (J1 - J2 - J3) for a total of ThCh$7,000,000. The placement agent was Inversiones Boston Corredores de Bolsa and it expired on September 27, 2006.

The details of these transactions are described below:

		Current				Accounting value
Registration or		nominal	Bond	Interest	Final			Placement
identification number	Series	amount	readjustment	rate				in Chile or
of the instrument		placed	unit	%	Maturity	2006	2005	abroad
		ThCh$	ThCh$			ThCh$	ThCh$

Short-term commercial paper						-

015	F	23,000,000	Ch$ non-adjustable	0.4100	MAR 28, 2006		23,217,737	Chile
005	G	17,500,000	Ch$ non-adjustable	0.5100	APR 20, 2006	-	17,544,574	Chile
005	H	17,500,000	Ch$ non-adjustable	0,5100	APR 27, 2006	-	17,523,515	Chile

Total						-	58,285,826

162 Telefónica Chile | Annual Report 2006

b) Bonds:
The detail of obligations with the public for bond issues, classified as short and long-term, is as follows:

				Nominal		Frequency		Par value		Placement
Registration number or		Nominal	Readjustment	annual	Final
identification of the	Series	amount	unit	interest	Maturity	Interest	amortizations	2006	2005	in Chile
instrument		of issue	for bond	rate %		payment		ThCh$	ThCh$	or abroad

Short-term portion of long-term bonds

143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,465,059	1,483,495	Chile
281.20.12.01	L (1)	-	U.F.	3.750	Oct.2012	Semi-annual	Maturity	374,699	-	-Chile
Emitidos en New York	Yankee Bonds	-	US$	7.625	Jul.2006	Semi-annual	Maturity	-	26,884,467	Abroad
Emitidos en New York	Yankee Bonds	-	US$	8.375	Jan.2006	Semi-annual	Maturity	-	85,344,169	Abroad

Total								1,839,758	113,712,131

Long-term bonds

143.27.06.91	F	642,857	U. F.	6.000	Apr.2016	Semi-annual	Semi-annual	11,132,803	12,453,342	Chile
281.20.12.01	L (1)	3,000,000	U.F.	3.750	Oct.2012	Semi-annual	Maturity	55,009,140	-	Chile

Total								66,141,943	12,453,342

1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 (equivalent to US$102.1 million) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012 at an annual interest rate of UF + 3.75%. Interest is paid semiannual. There is a redemption option as of October 25, 2007.

17. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

	2006	2005
Current	ThCh$	ThCh$

Staff severance indemnities	462,785	460,365
Other employee benefits (1)	3,490,774	3,911,370
Vacation	3,515,340	3,967,252
Employee benefit advances	(1,106,358)	(764,982)

Subtotal	6,362,541	7,574,005

Long-term	2006	2005
	ThCh$	ThCh$

Staff severance indemnities	29,768,311	29,700,910

Total	36,130,852	37,274,915

(1) Includes provisions as per current collective agreement.

During the year, there were bad debt write-offs of ThCh$10,846,110 in 2006 and ThCh$40,488,575 in 2005, which were charged against the respective allowance for doubtful accounts.

18. Staff Severance Indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2006	2005
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	3,009,330	3,704,271
Other non-operating expenses	8,057,271	1,345,883

Total	11,066,601	5,050,154

Payments and other changes in the year	690,180	1,228,425

19. Shareholders’ Equity:

During 2006 and 2005, changes in shareholders’ equity accounts are as follows:

						Total
	Paid-in	Other	Retained	Interim	Dividendo	shareholders
	capital	reserves	earnings	dividend	provisorio	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2006

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 net income to retained earnings	-	-	25,183,320	(25,183,320)		-
Capital reduction	(40,200,514)	-	-	-	-	(40,200,514)
Absorption of interim dividend	-	-	(10,528,728)	-	10,528,72	-
Final dividend 2005	-	-	(14,654,592)	-	-	(14,654,592)
Interim dividend 2006	-	-	-	-	(10,528,728)	(10,528,728)
Cumulative traslation adjustment	-	(530,149)	-	-	-	(530,149)
Price-level restatement, net	18,402,738	(44,867)	-	-	63,173	18,421,044
Other reserves	-	(674,254)	-	-	-	(674,254)
Net income	-	-	-	23,353,046	-	23,353,046

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875

2005

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 income to retained earnings	-	-	311,628,674	(311,628,674)	-	-
Absorption of interim dividend	-	-	(255,303,899)	-	255,303,899	-
Final dividend 2004	-	-	(56,324,775)	-	-	(56,324,775)
Interim dividend	-	-	(48,806,351)	-	-	(48,806,351)
Interim dividend 2005	-	-	-	-	(10,528,728)	(10,528,728)
Cumulative traslation adjustment	-	(469,034)	-	-	-	(469,034)
Price-level restatement, net	31,715,192	(44,556)	-	-	(21,058)	31,649,578
Net income	-	-	-	25,183,320	-	25,183,320

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022

Restated balances as of December 31, 2006	931,859,276	(1,788,017)	-	25,712,170	(10,771,330)	945,012,099

164 Telefónica Chile | Annual Report 2006

(a) Paid-in capital:
As of December 31, 2006 the Company’s paid-in capital is as follows:

Number of shares:

Serie	No. of subscribed	No. of paid	No. of shares with
	share	shares	voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

		Subscribe	Paid-in
Serie		capital	capital
		ThCh$	ThCh$

A		813,490,434	813,490,434
B		77,404,519	77,404,519

(b) Shareholder distribution:
As indicated in SVS Circular No.792, the distribution of shareholders by their ownership percentage in the Company as of December 31, 2006 is as follows:

	Porcentage of total
Type of shareholder	holdings	Number of
	%	shareholders

10% holding or more	55.90	2
Less than 10% holding:
Investment equal to or exceeding UF 200	43.35	1,584
Investment under UF 200	0.75	10,999

Total	100.00	12,585

Controlling shareholder	44.90	1

(c) Dividends:

i) Dividend policy:
In accordance with Law No.18,046, unless otherwise decided at the Shareholders' Meeting by unanimous vote, when there is net income at least 30% must be distributed in dividends.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the General Shareholders’ Meeting modified the dividend distribution policy reported at the General Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed:
On April 14, 2005, the Special Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$58.84591 per share with a charge to net income for 2004 of ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$50.99095 per share, with a charge to retained earnings as of December 2004 of ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 net income equivalent to ThCh$10,528,728.

On April 20, 2006, the Special Shareholders’ Meeting approved the paymentof a final dividend (No. 171) of Ch$15.31 per share with a charge to net income for 2005 of ThCh$14,654,592. The dividend was paid on June 22, 2006.

In addition, the shareholders approved the modification of the Company’s bylaws to decrease capital by ThCh$40,200,514, in order to distribute additional cash to the shareholders in 2006. Capital distribution No. 1 was equivalent to Ch$42 per share and Ch$168 per ADR.

On October 26, 2006, the Board of Directors approved payment of interim dividend No. 172, in the amount of ThCh$10,528,728, equivalent to Ch$11 per share.

(d) Other reserves:
Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
			Price-level		Balance as of
	Company	December 31, 2005	restatement	Net movement	December 31, 2006
		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S,A,	-	-	(682,346)	(682,346)
Foreign	TBS Participación S.A.	(1,751,241)	(36,776)	(530,148)	(2,318,165)

Total		(1,751,241)	(36,776)	(1,212,494)	(3,000,511)

166 Telefónica Chile | Annual Report 2006

20. Other Non-operating Income and Expenses:

a ) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2006	2005
	ThCh$	ThCh$

Income for administrative services	899,455	2,432,659
Real estate rental	879,258	1,487,005
Fines levied on suppliers and indemnities	125,864	-
Sale of used equipment	534,199	1,886,982
Other	491,324	20,095

Total	2,930,100	5,826,741

b ) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2006	2005
	ThCh$	ThCh$

Lawsuit and other provisions	1,656,332	1,182,859
Restructuring costs (1)	8,115,494	2,070,590
Removal of property, plant and equipment that is out of service	427,236	-
U nrecovered VAT credit	-	1,250,279
Lower market value provision	26,213	169,905
Depreciation and retirement of out-of-service property, plant and equipment (2)	862,426	3,686,007
Donations	-	416,345
Expired assets provision	2,534,000	2,121,308
Other	1,336,369	938,725

Total	14,958,070	11,836,018

(1) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.
(2) As of December 2006, this item is composed mainly of depreciation of telephone equipment maintained in stock for replacements.

21. Price-level Restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2006	2005
		ThCh$	ThCh$

Inventory	C.P.I	4,517	118,461
Prepaid expenses	C.P.I	(1,255)	5,264
Prepaid expenses	U.F.	22,242	(14,014)
Other current assets	C.P.I	70,414	53,309
Other current assets	U.F.	13,963	(41,408)
Short and long-term deferred taxes	C.P.I	1,560,120	4,208,021
Property, plant and equipment	C.P.I	24,527,323	45,129,179
Investments in related companies	C.P.I	5,010,849	7,862,285
Goodwill	C.P.I	371,584	658,380
Long-term receivables	C.P.I	144,527	245,479
Long-term receivables	U.F.	(311,897)	(1,919,630)
Other long-term assets	C.P.I	136,230	483,281
Other long-term assets	U.F.	(104,094)	11,730
Expense accounts	C.P.I	3,200,651	7,899,367

Total Credits		34,645,174	64,699,704

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2006	2005
		ThCh$	ThCh$

Short-term obligations	C.P.I	676,396	-
Short-term obligations	U.F.	(122,032)	(6,865,406)
Long-term obligations	C.P.I	(26,908)	(18,718)
Long-term obligations	U.F.	(9,991,243)	(9,240,066)
Shareholders’ Equity	C.P.I	(18,421,043)	(32,314,220)
Revenue accounts	C.P.I	(5,010,321)	(13,347,125)

Total (Charges)		(32,895,151)	(61,785,535)

Price-level restatement, net		1,750,023	2,914,169

168 Telefónica Chile | Annual Report 2006

22. Foreign Currency Translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges) Credits	Currency	2006	2005
		ThCh$	ThCh$

Inventory	US$	-	(967,381)
Cash	US$	-	(880)
Current assets	US$	2,962,195	10,196,243
Current assets	EURO	3,830	(10,006)
Current assets	BRAZILIAN REAL	142,064	(32,263)
Long-term receivables	US$	1,411,884	6,007,972
Other long-term assets	US$	-	-6,628

Total Credits		4,519,973	15,200,313

Liabilities (Charges) Credits	Currency	2006	2005
		ThCh$	ThCh$

Short-term obligations	US$	(1,432,004)	(4,134,360)
Short-term obligations	EURO	(3,109)	5,422
Short-term obligations	BRAZILIAN REAL	82,023	21,950
Long-term obligations	US$	(3,090,397)	(8,823,946)

Total (Charges)		(4,443,487)	(12,930,934)

Foreign currency translation, net		76,486	2,269,379

23. Expenses from Issuance and Placement of Shares and Debt:

The detail of this item is as follows:

	Short-term		Long-term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	127,846	269,297	684,423	27,208
Discount on debt	230,432	48,761	1,120,213	183,916
Commercial paper issuance expense	-	102,983	-	-

Total	358,278	421,041	1,804,636	211,124

These items are classified under Other Current Assets and Other Long-Term Assets, as applicable, and are amortized over the term of the respective obligations.

24. Cash Flows:

Financing and investing activities that do not generate cash flows during the years, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	- Notes 14 and 15
Obligations with the public	- Note 16

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	14,315,284
BCU	2009	1,948,318

c) Cash and cash equivalents:

	2006	2005
	ThCh$	ThCh$

Cash	8,370,808	4,895,715
Time deposits	27,085,985	86,380,697
Other current assets	3,728,382	4,084,521

Total	39,185,175	95,360,933

170 Telefónica Chile | Annual Report 2006

25. Derivative Contracts:

The detail of derivate contracts is as follows:

			Description of Contract							Affected Accounts
								Value of
					Purchase	Hedged Item or		Hedged	Asset/Liability		Effect on Income
Type of	Type of	Contract	Maturity or	Specific	Sale		Transaction	Item		Amount	Realized	Unrealized
Derivate	Contract	Value	Expir.	Item	Position	Name	Amount	ThCh$	Name	ThCh$	ThCh$	ThCh$

S	CCPE	150,000,000	III Quarter 2008	Cross	C	Oblig.	150,000,000	79,858,500	asset	80,191,646	4,084,417	-
				Currency Swap		in US$
									liabilities	(90,137,930)
S	CCPE	200,000,000	II Quarter 2009	Cross	C	Oblig.	200,000,000	106,478,000	asset	106,533,546	2,754,923	-
				Currency Swap		in US$
									liabilities	(120,358,491)
S	CCPE	150,000,000	II Quarter 2011	Cross	C	Oblig.	150,000,000	79,858,500	asset	80,047,989	(1,185,064)	-
				Currency Swap		in US$
									liabilities	(83,908,400)
FR	CI	26,400,000	I Quarter 2007	Exchange rate	V	-	-	-	asset	14,063,458	5,656	-
									liabilities	(14,057,502)
FR	CI	13,105,140	I Quarter 2007	Exchange rate	C	-	-	-	asset	6,977,047	(63,046)	-
									liabilities	(7,040,093)
FR	CI	391,416	I Quarter 2007	Exchange rate	C	-	-	-	asset	96,891	19,272	-
									liabilities	(71,372)

Deferred income for exchange forward contracts									liabilities	-	317,621	-
Deferred costs for exchange insurance									asset	-	(206,190)	-
Exchange forward contracts expensed during the year (net)											2,049,135

Total										-	7,776,724	-

Type of derivates:	Type of Contract:

FR: Forward	CCPE:	Hedge contract for existing transactions
S: Swap	CI:	Investment hedge contract
	CCTE:	Hedge contract for anticipated transactions

26. Contingencies and Commitments:

a) Lawsuits against the Government:

• On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Tariff Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

Currently a decision is pending in this case.

• Telefónica Chile filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government forced to the company to pay to transfer their communications networks due to the construction of public works on concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445

The process is currently at the final sentencing stage.

b) Lawsuits:

(i) Voissnet Accusation:
On January 20, 2005, Telefónica Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion threatened free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica Chile. Voissnet has requested the Antitrist Commission to force Telefónica Chile to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units.

On November 8, 2006, Telefónica Chile S.A. filed an appeal before the Supreme Court requesting the sentence to be revoked, exonerating the Company from any sanction. The appeal was accepted for processing and the Supreme Court has not set a date to hear the allegations of the parties.

(ii) Complaint filed by VTR Telefónica S.A.:
On June 30, 2000, VTR Telefónica S.A. filed a plenary suit charged in Chilean pesos, claiming payment of Ch$2,204 million plus sums accrued during the suit, for the concept of access charges for the use of its networks. It bases its complaint on the differences arising due to the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefónica Chile answered the complaint sustaining that the tariffs for access charges that both parties must pay for the reciprocal use of their networks, are regulated in a contract signed with VTR, and which that company does not recognize. The first instance sentence accepted the complaint filed by VTR and the compensations alleged in subsidy by Telefónica Chile for the its access charges. The Company filed an appeal for annulment before the Court of Appeals of Santiago which is pending.

There are another two causes related to the judicial process mentioned above. The first was filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D.S. 26, in which it requests that Telefónica Chile be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. That case has been suspended by order of the Minister until a sentence is issued in the judicial proceeding filed by VTR in 2000. The other case was filed by Telefónica Chile on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. That case has been suspended until a sentence is issued in the first of the mentioned suits.

In turn, on December 21, 2005 Telefónica Chile sued VTR for non-payment of automatic reversal of charges service (800 service), in the amount of Ch$1,500 million, plus sums accrued during the course of the trial. VTR filed a countersuit complaint for the same concepts in the amount of Ch$1,200 million. That judicial process is in first instance processing.

(iii) Manquehue Net:
On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of ThCh$3,647,689 in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Víctor Vial del Río. Likewise, and on the same date, Manquehue Net filed a discounts compliance complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to hear sentencing.

172 Telefónica Chile | Annual Report 2006

On April 11, 2005, the Court notified the first instance sentence that accepted the complaint filed by Telefónica Chile, condemning Manquehue Net to pay approximately Ch$452 million and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

(iv) Chilectra and CGE:
In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The lawsuits have recently been notified and are at the discussion stage.

(v) Protection Motion:
On June 28, 2006 television channels UCTV and TVN filed a petition for protection against Telefón ica Chile requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30, the Court of Appeals declared the petition inadmissible, which was confirmed on July 4, by rejection of the motion to appeal.

The complaint filed before the Supreme Court by the channels against the ministers presiding over the courtroom was declared inadmissible on July 13, 2006.

(vi) Labor Lawsuits:
In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the dismissals.

There are, in addition, other lawsuits involving former employees in some proceedings, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

Management and its internal and external legal counsel periodically monitor the evolution of lawsuits and contingencies affecting the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements. Based on this analysis and on the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by a loss contingency eventually represented by significant liabilities in excess of those already recorded in the financial statements.

(c) Financial restrictions:
In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (notes 15, 16 and 17), which establish among other things: clauses on the Company’s maximum debt. The maximum debt ratio for these is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2006 the Company was in compliance with all financial restrictions.

27. Third Party Guarantees:

The Company has not received any guarantees from third parties.

28. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2006	2005
		ThCh$	ThCh$

Total current assets:		268,351,085	282,448,093

Cash	Non - indexed Ch$	4,597,832	4,820,972
	U.S. Dollars	3,728,382	31,605
	Euros	44,594	43,138
Time deposits	Non - indexed Ch$	24,422,485	-
	U.S. Dollars	2,663,500	86,380,697
Marketable securities	U.S. Dollars	14,315,284	14,096,639
	Indexed Ch$	1,948,318	1,981,366
Notes and accounts receivable (1)	Non - indexed Ch$	143,897,296	128,492,891
	Indexed Ch$	39,493	-
	U.S. Dollars	977,892	-
	Euros	49,097	-
Accounts receivable from related companies	Non - indexed Ch$	43,803,217	22,169,890
	U.S. Dollars	1,73 5,115
Other current Assets (2)	Non - indexed Ch$	21,593,628	22,001,695
	Non - indexed Ch$	215,270	1,880,792
	U.S. Dollars	4,306,562	540,176
	Brazilian Real	13,120	8,232

Total property, plant and equipment :		1,060,096,115	1,161,717,180

Property, plant and equipment and accumulated
depreciation	Indexed Ch$	1,060,096,115	1,161,717,180

Total other long-term assets		334,631,732	297,814,023

Investment in related companies	Indexed Ch$	282,222,574	228,073,282
Investment in other companies	Indexed Ch$	4,179	4,179
Goodwill	Indexed Ch$	15,954,977	17,581,372
Other long-term assets (3)	Indexed Ch$	15,941,208	27,817,385
	Non - indexed Ch$	20,454,012	24,337,805
	U.S. Dollars	54,782	-

Total assets		1,663,078,932	1,741,979,296

SubTotal by currency	Indexed Ch$	1,376,422,134	1,439,055,556
	Non - indexed Ch $	258,768,470	201,823,253
	U.S. Dollars	27,781,517	101,049,117
	Euros	93,691	43,138
	Brazilian Real	13,120	8,232

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Receivables, Intangibles, Accumulated Amortization and Other.

174 Telefónica Chile | Annual Report 2006

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days					90 days up to 1 year
		2006		2005		2006		2005
Description	Currency		Average		Average	Amount	Average		Average
		Amount	annual	Amount	annual	ThCh$	annual	Amount	annual
		ThCh$	interest	ThCh$	interest		interest	ThCh$	interest
			%		%		%		%

Short-term portion of obligations with	Indexed Ch$	446,306	3.16	-	-	-	-	327,951	-
banks and financial institutions	U.S. Dollars	1,558,808	5.70	1,019,343	4.46	-	-	-	-

Obligations with the public (Commercial paper)	Non - indexed Ch$	-	-	23,217,737	3.10	-	-	35,068,089	3.60

Obligations with the public (Bonds payable)	Indexed Ch$	1,839,758	5.54	-	-	-	-	1,483,496	6.00
	U.S. Dollars	-	-	85,344,170	8.40	-	-	26,884,467	7.60

Long-term obligations maturing	Indexed Ch$	2,930	8.10	2,746	9.06	8,792	8.10	14,114	9.06
within a year
Accounts payable to related parties	Indexed Ch$	-	-	-	-	-	-	286,296	-
	Non - indexed Ch$	128,431,607	-	65,442,715	-	-	-	-	-
	U.S. Dollars	947,423	-	219,679	-	-	-	-	-

Other current liabilities (4)	Indexed Ch$	268,773	-	2,026,114	-	-	-	821,280	-
	Non - indexed Ch$	92,253,673	-	100,517,307	-	24,154,050	-	5,070,562	-
	Euros	277,209	-	-	-	-	-	-	-
	U.S. Dollars	6,490,339	-	95,434	-	-	-	367,928	-

Total current liabilities		232,516,826		277,885,245		24,162,842		70,324,183

Subtotal by currency	Indexed Ch $	2,557,767	-	2,028,860	-	8,792	-	2,933,137	-
	Non - indexed Ch $	220,685,280	-	189,177,759	-	24,154,050	-	40,138,651	-
	Euros	277,209	-	-	-	-	-	-	-
	U.S. Dollars	8,996,570	-	86,678,626	-	-	-	27,252,395	-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

28. Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		2006		2006		2006
			Average		Average		Average		Average
Description	Currency	Amount	annual		annual		annual		annual
		ThCh$	interest	Amount	interest	Amount	interest	Amount	interest
			rate %	ThCh$	rate %	ThCh$	rate %		rate %

Long-term liabilities

Obligation with banks and financial institutions	Indexed Ch$	-		79,858,500	5.70	-	-	-	-
	U.S. Dollars	186,336,500	5.70	65,185,831	3.16	-	-	-	-

Bonds payable	Indexed Ch$	-	-	55,009,140	3.75	11,132,803	6.00		-
Otherlong-term liabilities (5)	Indexed Ch$	32,332,076	-	3,093,587	-	5,703,846	-	66,986,106	-

Total long-term liabilities		218,668,576		203,147,058		16,836,649		66,986,106

Subtotal bycurrency	Indexed Ch$	32,332,076		137,961,227		16,836,649		66,986,106
	U.S. Dollars	186,336,500		65,185,831		-		-

A summary of the long-term liabilities in local and foreign currency for 2005 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		2006		2006		2006
			Average		Average		Average		Average
Description	Currency	Amount	annual		annual		annual		annual
		ThCh$	interest	Amount	interest	Amount	interest	Amount	interest
			rate %	ThCh$	rate %	ThCh$	rate %		rate %

Long-term liabilities
Obligation with banks and financial institutions	Indexed Ch$		-	65,242,359		-	-	-	-
	U.S. Dollars	78,489,375	4.66	104,652,500	-	78,489,375	4.64	-	-
Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,453,342	-
Other long-term liabilities (5)	Indexed Ch$	12,682,499	-	16,534,016	-	4,057,910	-	76,156,393	-

Total long-term liabilities		91,171,874		186,428,875		82,547,285		88,609,735

Subtotal by Currency	Indexed Ch$	12,682,499		81,776,375		4,057,910		88,609,735
	U.S. Dollars	78,489,375		104,652,500		78,489,375		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

176 Telefónica Chile | Annual Report 2006

29. Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the S.V.S. or any other administrative authority during 2006 and 2005.

30. Subsequent Events:

On January 24, 2007, the Board of Directors agreed to propose the payment of final dividend (No. 173), with a charge to 2006 net income, in the total amount of ThCh$12,866,433 equivalent to Ch$13.44234 per share, at the General Shareholders’ Meeting.

Management is unaware of any other significant subsequent events that have occurred between January 1 and 24, 2007, and that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

31. Enviroment:

In the opinion of Management and the Company’s in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

32. Time Deposits:

The detail of time deposits is as follows:

			Principal			Principal	Accrued	2006
Placement	Institution	Currency	ThCh$	Rate %	Maturity	ThCh$	interest	ThCh$

Sep 11,2006	Bco. Santander Santiago		$1,000,000	5.76	Mar 12,2007	1,000,000	17,760	1,017,760
Sep 13,2006	Bco. Santander Santiago		$1,800,000	5.82	Mar 12,2007	1,800,000	31,719	1,831,719
Sep 26,2006	Bco. Santander Santiago		$1,000,000	5.76	Mar 12,2007	1,000,000	15,360	1,015,360
Sep 27,2006	Bco. Santander Santiago		$1,000,000	5.76	Mar 12,2007	1,000,000	15,200	1,015,200
Oct 2,2006	Bco. Chile		$800,000	5.76	Mar 12,2007	800,000	11,520	811,520
Nov 30,2006	Bco. Estado		$1,500,000	5.64	Feb 26,2007	1,500,000	7,285	1,507,285
Dec 4,2006	Corpbanca		$1,600,000	5.64	Feb 12,2007	1,600,000	6,768	1,606,768
Dec 20,2006	Bco. Crédito e Inversiones		$1,000,000	6.00	Jan 22,2007	1,000,000	1,833	1,001,833
Dec 20,2006	Corpbanca		$1,100,000	5.88	Jan 22,2007	1,100,000	1,976	1,101,976
Dec 20,2006	Corpbanca		$2,000,000	5.88	Jan 22,2007	2,000,000	3,593	2,003,593
Dec 21,2006	Bco. Crédito e Inversiones		$3,000,000	6.00	Jan 22,2007	3,000,000	5,000	3,005,000
Dec 26,2006	Bco. Crédito e Inversiones		$1,700,000	6.00	Feb 20,2007	1,700,000	1,417	1,701,417
Dec 27,2006	Abn Amro Bank	US$	5,000	5.24	Jan 04,2007	2,661,950	1,550	2,663,500
Dec 27,2006	Bco. Chile		$2,800,000	6.00	Jan 31,2007	2,800,000	1,867	2,801,867
Dec 29,2006	Bco. Chile		$1,000,000	5.52	Jan 29,2007	1,000,000	307	1,000,307
Dec 29,2006	Bco. Chile		$1,500,000	4.92	Jan 29,2007	1,500,000	410	1,500,410
Dec 29,2006	Hsbc Bank		$1,500,000	5.64	Feb 1,2007	1,500,000	470	1,500,470

Total						26,961,950	124,035	27,085,985

33. Accounts Payable:

The detail of the accounts payable balance is as follows:

	2006	2005
Description	ThCh$	ThCh$

Suppliers

Chilean	68,852,419	45,236,556
Foreign	838,032	1,178,245

Provision for work in progress	3,836,683	8,283,117

Total	73,527,134	54,697,918

34. Other Accounts Payable:

The detail of other accounts payable is as follows:

	2006	2005
Description	ThCh$	ThCh$

Exchange insurance contract payables	84,783	3,158,496
Accrued supports	1,159,796	1,026,799
Billing on behalf of third parties	6,011,992	6,471,075
Carrier service	6,371,448	8,583,010
Other	51,693	1,279,815

Total	13,679,712	20,519,195

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

178 Telefónica Chile | Annual Report 2006

Management's Discussion and Analysis of the Financial Statements

1. Highlights

Collective bargaining processes

During the year 2006, the Company successfully completed the collective bargaining processes with seven existing union organizations, which altogether comprise 2,141 employees, representing 84% of union employees. The main issues incorporated in the collective agreements were related to remuneration variability, in accordance with the structure of compensation levels and as a function of the Company’s income, and annual readjustments of labor benefits and conditions. The average duration of these agreements is 48 months.

Decrease in financial debt

Telefónica Chile has continued to improve its level of indebtedness and financial ratios through a decrease in the debt level in 2006. As of December 31, 2006, the financial debt reached Ch$ 401,368 million, reflecting a 21.7% decrease with respect to the financial debt of Ch$ 512,672 million recorded as of December 31, 2005. The decrease in the indebtedness levels, together with the improved financing conditions, translated into a decrease of 31.1% in financial expenses as of December 31, 2006.

Changes in the board of directors

On April 27, 2006, the Board of Directors accepted the resignation of Mr. Bruno Philippi as Company President and Director, unanimously agreeing to appoint Mr. Emilio Gilolmo as President. In this manner the new Board is composed as follows:

- Emilio Gilolmo L.
- Andrés Concha R.
- Narcis Serra S.
- Fernando Bustamante H.
- Patricio Rojas R.
- Hernán Cheyre V.

Capital reduction

The Special Shareholders’ Meeting held on April 20, 2006 approved modification of the Company's bylaws in order to reduce capital by ThCh$ 40,200,514, to distribute additional cash to the shareholders in 2006. That first capital reduction was equivalent to Ch$ 42 per share andCh$ 168 per ADR.

Dividend policy

On September 21, 2004, after taking into consideration the cash situation, levels of projected investment and solid financial indicators, the Company’s Board of Directors modified the dividend distribution policy, from 30% to 100% of net income generated during the respective year. These dividends will be paid through an interim dividend in November of each year and a final dividend in May of the following year. The dividend policy for 2006 was informed at the Shareholders’ Meeting of April 20, 2006.

Permit for limited satellite and cable television service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefónica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile.

Telefónica Multimedia began commercialization of the satellite television service. In turn, Telefónica Chile began commercializing a bundled service which includes voice, pay television and broadband.

Modifications of the regulatory framework: extension of the length of public telephone services subscriber number

By means of Resolution No. 1120 of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code with the number 09, and by means of Exempt Resolution No. 27 of 2006, August 19, 2006 was established as the date on which the new virtual mobile area code will begin operating.

Telefónica Chile is performing the network and systems modifications needed to enable the new regulatory requirements related to telephone numbers, which are operating normally.

Setting post support tariffs

Telefónica Chile, together with other telecommunications companies, expressed dissent before the Panel of Experts of the Electric Law, regarding service tariffs corresponding to post supports, and proposed an annual tariff for each post support of approximately 0.02 UF. Likewise, the distribution companies also expressed their dissent before the Panel of Experts with respect to the post support tariffs, and proposed an annual tariff of between

2. Volume Statistics and Statements of Income

Table No. 1
Volume Statistics

	December	December		Variation
Description	2005	2006	Q	%

Lines in Service (end of period)	2,440,827	2,215,629	(225,198)	-9%
Normal	1,386,622	891,032	(495,590)	-36%
Plans	520,210	963,627	443,417	85%
Prepaid	533,995	360,970	(173,025)	-32%
Broadband	314,177	495,479	181,302	58%

180 Telefónica Chile | Annual Report 2006

Table No. 2
Statements of Income for the Years Ended December 31, 2006 and 2005
(Figures in millions of December 31, 2006)

Description	Jan –Dec	Jan–Dec		Variation (2006/2005)
	2005	2006	ThCh$	%

Operating Revenues
Basic Telephony	333,166	301,656	(31,510)	-9.5%
Fixed Charge	126,135	80,681	(45,454)	-36.0%
Variable Charge	98,943	69,899	(29,044)	-29.4%
Connections and Other Installations	1,742	824	(918)	-52.7%
Flexible Plans (Minutes)	50,146	92,630	42,484	84.7%
Value Added Services	8,023	8,002	(21)	-0.3%
Other Basic Telephony Services	48,177	49,620	1,443	3.0%
Broadband	40,067	55,464	15,397	38.4%
Access Charges and Interconnections	83,468	83,859	391	0.5%
Domestic Long Distance (DLD)	17,468	14,797	(2,671)	-15.3%
International Long Distance (ILD)	3,343	2,844	(499)	-14.9%
Other Interconnection Services	62,657	66,218	3,561	5.7%
Other Fixed Telephony Services	17,864	16,996	(868)	-4.9%
Equipment Commercialization	4,280	4,195	(85)	-2.0%
Advertising in Telephone Directories	5,482	4,342	(1,140)	-20.8%
Other	8,102	8,459	357	4.4%
Corporate	3,124	5,517	2,393	76.6%
Data	2,672	3,758	1,086	40.6%
Hosting and Solutions	244	241	(3)	-1.2%
Telephony	208	1,518	1,310	629.8%

Total Operating Revenues	477,689	463,492	(14,197)	-3.0%

Salaries	(60,860)	(52,927)	7,933	-13.0%
Depreciation	(175,987)	(175,756)	231	-0.1%
Other Operating Costs	(178,578)	(192,123)	(13,545)	7.6%

Total Operating Costs	(415 425)	(420,806)	(5,381)	1.3%

Operating Income	62,264	42,686	(19,578)	-31.4%

Interest Income	9,229	4,712	(4,517)	-48.9%
Other Non-operating Income	5,827	2,930	(2,897)	-49.7%
Income from Investment in Related Companies (1)	15,614	31,014	15,400	98.6%
Interest Expenses	(32,388)	(22,312)	10,076	-31.1%
Amortization of Goodwill	(1,365)	(1,461)	(96)	7.1%
Other Non-operating Expenses	(11,836)	(14,958)	(3,122)	26.4%
Price-level Restatement	5,182	1,827	(3,355)	-64.8%

Non-operating Income	(9,737)	1,751	11,488	-118.0%

Income Before Income Tax	52,527	44,437	(8,090)	-15.4%

Income Taxes	(26,815)	(21,084)	(5,731)	-21.4%

Net Income (2)	25,712	23,353	(2,359)	-9.2%

(1) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(2) For comparison purposes, certain reclassifications have been made to the 2005 statements of income.

3. Analysis of Income for the Period

3.1 Operating income

As of December 31, 2006, operating income amounted to Ch$ 42,686 million, which represents a 31.4% decrease with respect to the previous year.

Operating Revenue

Operating revenue for the year amounted to Ch$ 463,492 million, or a decrease of 3.0% in relation to operating revenue for 2005 of Ch$ 477,689 million.

This variation was mainly the result of a drop in fixed charge revenues due to changes to flexible plans and variable charge revenues due to lower traffic due to substitution of calls from mobile telephones. These decreases were offset by an increase in revenues from broadband and corporate communications.

Basic telephony revenues, decreased 9.5% with respect to the previous year, mainly due to a drop of 29.4% in variable charge revenues. This decrease shows the effect of lower revenues derived from the application of the new tariff decree, as well as the downturn in traffic per line and migration of customers to flexible plans. Similarly, fixed charge revenues from the fixed monthly network connection charge dropped 36.0% . This change is mainly explained by the incorporation of customers to flexible plans, which grew by 93.7% with respect to the previous year. Consequently, the incorporation of customers to flexible plans contributed positively to income, growing Ch$ 42,484 million with respect to the 2005. Revenues from connections and other installations are 52.7% below the previous year’s level, whereas value-added service revenues decreased by 0.3%, mainly due to the drop in average lines in use. Other basic telephony services revenues dropped by 3.0% .

Revenues from broadband services have shown sustained growth, reaching Ch$ 55,464 million, or 38.4% growth, in 2006, as compared to reached Ch$ 40,067 million in 2005.

Access charges and interconnections increased by 0.5%, mainly due to the 5.7% increase in other interconnection services, where there were particularly noteworthy increases in network rental services, carrier information and connection services, and unbundling services. On the other hand, there was a 14.9% drop in revenues from international long distance access charges and a 15.3% drop in domestic long distance.

Revenues from other fixed telephony businesses decreased 4.9%, to Ch$ 868 million. This change is primarily explained by a decreased of Ch$ 1,140 million from telephone book advertising, and a drop of Ch$ 85 million from commercialization of equipment, which was partly offset by an increase Ch$ 357 million from other income.

Corporate communications revenues increased by 76.6%, in comparison to the previous year, mainly due to the increase in data and telephone services.

Operating Costs

Operating costs for the period amounted to Ch$ 420,806 million, increasing by 1.3% in relation to 2005, when they amounted to Ch$ 415,425 million. This is mainly explained by an increase in the goods and services line, which was offset by a decrease in the remunerations line.

3.2 Non-operating income

The Company recorded non-operating income for the period ended on December 31, 2006, whereas in the previous period it was Ch$ 9,737 million. The difference is explained by the following factors:

Financial income decreased 48.9%, mainly because the greater volume of funds in the 2005 period was temporarily allocated to financial investments.

Other non-operating income amounted to Ch$ 2,930 million, which is lower than the Ch$ 5,827 million in 2005. This difference is mainly because of lower income obtained on the sale of recovered material.

182 Telefónica Chile | Annual Report 2006

Income from investments in related companies, amounted to Ch$ 31,014 million as of December 31, 2006, which is Ch$ 15,400 million higher than in 2005, when revenues for this concept were Ch$ 15,614 million. This effect is explained by the behavior of the businesses in which the Company participates, including:

The long Distance Business, equivalent to investments in Telefónica Larga Distancia S.A., presented accrued net income for the Company in the amount of Ch$ 15,020 million, which is Ch$ 13,435 million greater than the Ch$ 1,586 million recorded in 2005. This variation is basically explained by an extraordinary adjustment, resulting in a net charge to income of Ch$ 9,264 million in 2005.

In addition, operating income was increased by the surplus in non-operating income, which went from a loss of Ch$ 657 million in 2005 to a gain of Ch$ 979 million in December 2006, due to a Ch$ 187 million increase in financial revenues due to greater income earned by virtue of the mercantile mandate signed with Telefónica Chile, in addition to an increase in revenues due to foreign currency translation differences and a decrease of Ch$ 228 million in financial expenses in comparison to 2005.

The Corporate Communications business, equivalent to the investment in the subsidiary Telefónica Empresas, contributed Ch$ 12,527 million to the Company’s net income, a 4.8% decrease in comparison to 2005. This decrease is explained primarily by decreases in the subsidiary’s non-operating income, which fell Ch$ 2,107 million during the year. The drop in non-operating income is due in part to the Ch$ 777 million increase in the loss on investments in related companies, as a result of the sale of its interest in Telefónica Internet Empresas S.A. on January 27, 2006. That sale required Telefónica Empresas to recognize the full amortization of goodwill on the investment in income, and it also caused a decrease of Ch$ 2,125 million in income from investments in related companies, as Telefónica Internet Empresas S.A. was no longer contributing income to Telefónica Empresas. However, the decreases in non-operating income were partially offset by a 7.2% increase in the subsidiary’s operating income as a result of a 39.6% decrease in administrative and selling expenses, producing an increase of 13.3% in the subsidiary’s operating income in comparison to 2005.

Other Businesses – which include businesses mainly involving public telephone services, maintenance and installation of basic equipment, alarm monitoring services, shared services and others – generated net income from investments in related companies of Ch$ 3,467 million as of December 2006, compared to Ch$ 899 million for the same period in 2005, an increase of Ch$ 2,568 million. The increase in accrued net income from other businesses is explained basically by the purchase of the shares of Telefónica Internet Empresas from Telefónica Empresas, generating greater accrued income of Ch$ 2,626 million. Furthermore, the Company’s investment in Atento Chile S.A. generated greater accrued income in the amount of Ch$ 1,853 million. These effects were offset by a decrease of Ch$ 1,098 million in net income received from investments in Fundación Telefónica and Telefónica Multimedia Chile S.A.

Financial expenses decreased by 48.9% in 2006, as a product of lower interest-bearing debt and an improvement in the international risk rating from BAA2 to BAA1.

Amortization of goodwill increased Ch$ 96 million in relation to 2005, which is increase mainly explained by amortization of goodwill generated by Telefónica Internet Empresas, due to restructuring of the Telefonica Chile Group.

Other non-operating expenses amounted to Ch$ 14,958 million, a Ch$ 3,122 million increase with respect to 2005. This increase is explained by the costs incurred in the personnel restructuring that took place at the beginning of 2006.

The Company recorded positive net price-level restatement in 2006 in the amount of Ch$ 1,827 million, mainly due to the variations in the CPI, UF and exchange rate. It should be noted that the Company’s hedging activities covered 100% of exchange rate fluctuations and 84% of interest rate fluctuations. As a result of the Chilean peso-U.S. dollar exchange rate hedges, the effect of exchange rate variation in 2005 and 2006 was neutral.

3.3 Net income

The Company recorded net income of Ch$ 23,353 million for the 2006 period, compared to Ch$ 25,712 million in 2005. The lower income obtained in 2006 is explained by a 31.4% decrease in operating income, which was partially offset by an increase in the non-operating loss and by the drop in income taxes.

4. Statement of Cash Flows

Table No. 3
Consolidated Cash Flows
(Figures in millions of pesos as of December 31, 2006)

Description	Jan-Dec	Jan-Dec		Variation
	2005	2006	ThCh$	%

Cash and cash equivalents at beginning of period	162,797	95,361	(67,436)	-41.4%
Net cash from operating activities	225,586	141,386	(84,201)	-37.3%
Net cash from financing activities	(215,021)	(96,530)	(118,491)	-55.1%
Net cash from investing activities	(76,493)	(100,223)	23,730	31.0%
Effect of inflation on cash and cash equivalents	(1,508)	(809)	(699)	-46.4%
Cash and cash equivalents at end of period	95,361	(39,185)	(134,546)	-141.1%
Net change in cash and cash equivalents for the year	(67,436)	(56,176)	(11,260)	-16.7%

The net negative variation in cash and cash equivalents of Ch$ 56,176 million for the 2006 period, compared to the negative variation of Ch$ 67,436 million in 2005, is explained by a decrease in cash flows used in financing activities in 2006. The decrease is mainly caused by a lower distribution of dividends. On the other hand, this decrease was partially offset by an increase in chash allocated to long-term investments and a decrease in chash provided by operating activities.

184 Telefónica Chile | Annual Report 2006

5. Financial Indicators

Table No. 4
Consolidated Financial Indicators

	Jan-Dec	Jan-Dec
Description	2005	2006

Liquidity Ratios
Current Ratio
(Current Assets / Current Liabilities)	0.84	1.04
Acid Ratio
(Most liquid assets / Current Liabilities)	0.31	0.19

Debt Ratios
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)	0.84	0.87
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.56	0.65
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	2.72	3.49

Return And Earnings Per Share Ratios
Operating Margin
(Operating Income / Operating Revenues)	11.4%	9.21%
Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1))	4.06%	3.75%
Earnings per Share
(Net Income / Average Number of Paid Shares Each Year)	Ch$ 26.31	Ch$ 24.4
Return on Equity
(Income / Average Shareholders’ Equity)	2.60%	2.53%
Profitability of Assets
(Income/Average Assets)	1.37%	1.36%
Operating Assets
(Net Income / Average Operating Assets (2))	2.15%	3.88%
Return on Dividends
(Paid dividends / Market Price per Share)	10.8%	2.5%

Activity Indicators
Total Assets	MCh$ 1,741,979	MCh$ 1,684,170
Sale of Assets	MCh$ 1,178	MCh$ 892
Investments in Other Companies and Property, Plant and Equipment	MCh$ 59,650	MCh$ 75,276
Inventory Turnover
(Cost of Sales / Average Inventory)	1.41	1.55
Days in Inventory
(Average Inventory / Cost of Sales Times 360 Days)	255.6	231.63

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets

The key points from the table above are the following:

The common liquidity index increased by 20.04% in comparison to the previous year, due to a drop in current assets equivalent to 2.48%, whereas current liabilities decreased by 20.23%, due to the decrease in the financial debt in comparison to as of September of the previous year. On the other hand, this higher liquidity index implies that current assets are higher than current liabilities, which is basically explained by an increase in recoverable taxes in comparison to 2005, and in the case of current liabilities, their effect is explained by a decrease in obligations with the public, offset by an increase in notes and accounts payable to related companies.

The 2.92% increase in the debt ratio in comparison to the previous year, is explained by the drop in the level of demand liabilities to 1.7%, while shareholders’ equity decreased by 4.7%, mainly due to the distribution of retained earnings through payment of dividends.

6. Explanation of the Main Differences Between Market or Economic Value and the Book Value of the Company’s Assets

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

7. Analysis of Markets, Competition and Relative Market Share

Relevant industry information

During the year 2006, the sector has begun to develop the concept of convergence of services and hybrid wireless solutions.

The most relevant event was the launch of Telefónica Chile’s Satellite Digital TV during the second quarter of 2006. The launch of this new product was followed by rapid growth in bundled offers of voice, broadband and pay TV services. Other fixed telephony operators have replicated this offer through alliances with satellite operators.

Wireless technology continues its development through deployment of Telefónica Chile’s WiFi solutions, the launching of Telsur’s PHS (Personal Handy System), and the recent entrance of Transam to local telephony through the GSM standard. In turn, Entel announced the completion of the upgrade of its WLL network to Wimax.

The mobile sector continues to be highly dynamic. This year has been marked by the massive migration of Telefónica Móviles and América Móviles to the GSM standard. América Móviles changed its local brand from Smartcom to Claro toward the end of July 2006.

Market evolution

Estimates indicate that as of December 2006 the fixed-line market had approximately 3.3 million lines, a drop of 4.7% with respect to December 2005. Within fixed voice consumption, there were decreases of 5.8% in local consumption, 11.5% in DLD and 15.3% in ILD with respect to the same period the previous year.

According to estimates, as of December 2006 the mobile telephone market had a total of 12.9 million subscribers, which represents growth of 14% in comparison to December 2005.

The Internet market continues with the migration from switchboard access to broadband. In 2006 there was a 61% decrease in switchboard market access, with an estimated total of 2.1 billion annual minutes, and a 39% increase in the Broadband market, with 1,020,000 accesses, 58% of which use ADSL technology.

Relative market share

The following table shows the relative market share of Telefónica Chile in the markets where it participates:

Business	Market Share	Market Penetration	Telefónica Chile's Position in the Market

Fixed Telephony	68%	19,8 lines / 100 inhabitants	1
Broadband	49%	1,020 connections	1

186 Telefónica Chile | Annual Report 2006

8. Analysis of Market Risk

Financial risk coverage

Due to the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of December 31, 2006, the interest-bearing debt in original currency expressed in dollars was US$ 749 million, including US$ 500 million in dollar- denominated financial liabilities and, US$ 249 million of debt expressed in UF. In this manner US$ 500 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the fourth quarter 2006, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2006, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2006, the use of these swaps has allowed the Company to limit its exposure to 16% of the total interest-bearing debt in Chilean pesos.

Industry risks

Public tender to grant wireless local public telephone concessions on the 3,400 – 3,600 mhz frequency band

On September 15, 2005, the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band delivered their proposals.

The companies participating in the tender were Telefónica Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

Telefónica Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. Additionally on December 27, 2005 Telefónica Chile filed a public law motion to vacate before the 2nd Civil Court of Santiago against the Ministry of Transportation and Telecommunications and Subtel, requesting that the recognition of the preferential right of Telmex Servicios Empresariales S.A. be declared null. The Court accepted the mentioned complaint for processing. On February 1, 2006, Telefónica Chile presented a complaint before the General Controllership of the Republic, claiming that the provisions for the Bases of the Public Tender to grant concessions are illegal.

On January 4, 2007, the Official Gazette published the decree that grants Telmex the national coverage concession. Regarding the decrees that grant VTR regional coverage, the Contraloría General de la República requested a report on the illegality complaint from Subtel.

Regarding the projects corresponding to Regions XI and XII, the Ministry of Transportation and Telecommunications communicated that by means of Resolutions No. 64 and No. 65, both of January 20, 2006, it assigned the regional concessions to provide wireless local telephone services in Regions XI and XII to Telefónica Chile, since it was the only bidder.

Modifications of the regulatory structure

Commission of telecommunications experts

On May 17, 2006, the Ministry of Transportation and Telecommunications formed a commission of experts in order to prevent the regulation and the regulator from becoming obsolete. The first stage of the work involved proposing the terms of reference of the telecommunications market review. The second stage involves proposing of the regulation in accordance with industry requirements, generating greater competition, eliminating entry barriers, and identifying consumer rights and guarantees.

The commission of experts issued the “Strategic Review of Telecommunications Regulation – Term of Reference” document (“Revisión Estratégica de la Regulación de las Telecomunicaciones - Término de Referencia”) published on October 11, 2006, which contains the terms of reference for the future review of the telecommunications sector and identifies among basic policy aspects: promotion of competition, regulation of access rates and charges, management of the radio-electric spectrum, equal access to basic telecommunications services, quality of service and regulatory institution.

Public consultation on “Removal of obstacles for the development of telecommunications in the short-term”

On May 18, 2006, the Undersecretary of Telecommunications carried out a public consultation in order to identify the barriers and obstacles detected in the technical and regulatory standards that do not allow efficient market development in terms of competition, investment incentives and protection of the interests of customers and users of telecommunications services. This public consultation seeks to proceed with the derogations, modifications, formal interpretations or incorporations for any obsolete, ambiguous or missing standard in order to achieve a more equitable, competitive sector that protects society, which can be carried out in the short-term.

On October 13, 2006, the Undersecretary of Telecommunications published a Document of Response to the 350 contributions received from Telefónica Chile, Movistar and other companies in the sector. The document indicates the commitments and actions that Subtel acquires in respect to 36 issues to be addressed during 2006 and 10 issues to be addressed in 2007.

Public consultation of “Bill Modifying Law No. 18168 ( the General Telecommunications Act) in order to Create a Panel of Experts to Resolve Disputes Arising in the Telecommunications Sector”

On September 6, 2006, the Undersecretary of Telecommunications carried out a formal consultation on a bill aimed at creating a Panel of Experts, made up of seven professionals, to resolve disputes in the telecommunications sector. The document proposes, among other things, a list of matters to be resolved by the panel, the panel’s powers and duties, its composition (five engineers and two lawyers named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel will be borne by the concession holders on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them, as well as the nature and complexity of these disputes.

Telefónica Chile submitted its proposal and comments in due time, along with Movistar, Telmex, Telefónica del Sur y Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

The Ministry of Transportation and Telecommunications, through the Undersecretary of Telecommunications, is preparing an amended draft of the General Communications Act.

Public consultation on “Regulation of public voice over internet services”.

On December 19, 2006, the Undersecretary of Telecommunications announced a public consultation on a billcreated to define the conditions to be adhered by any party interested in providing public voice over internet. The deadline to submit these comments and proposals is January 19, 2007.

Public hearings on Digital Terrestrial Television standard

On November 17, 2006, Telefónica Chile S.A. participated in the Public Hearings on the introduction of Digital Terrestrial Television in Chile. The Ministry of Transportation and Telecommunications began the first program of public hearings with the participation of the President of the National Television Council, representatives of Organismo de Medios FUCATEL and VTR Banda Ancha S.A.

The second, third and fourth hearings were held and on November 24, December 15 and December 19, respectively.

The Undersecretary of Telecommunications reported that the technical standard on Terrestrial Digital Television will be informed in January of 2007, once the study has been performed and the public hearings are completed.

Bill to amend the Free Competition Act.

On June 6, 2006, the Government announced a legal initiative that seeks to modify the law on free competition to eliminate the risks implicit in market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (US $22 million).

Implementation of SAP system

As part of its ongoing efforts to improve customer service, Telefón ica Chile has decided to implement a world class ERP application. Implementation of this system, which will contribute to better performance and generate operating cost efficiencies, was completed in August 2006.

This implementation includes the financial-economic and logistical processes of companies that form part of the Telefónica Chile Group.

188 Telefónica Chile | Annual Report 2006

CERTIFICATION OF ACCOUNT INSPECTORS

We hereby certify that the amounts presented in the Financial Statements for the twelve-months period ended on December 31, 2006, and their corresponding notes, which were audited and informed by the External Auditors, are consisten with the balance of the Ledger Accounts of the same date.

/s/ MANUEL ONETO FAURE	/s/ VICTOR BUNSTER HIRIART

MANUEL ONETO FAURE	VICTOR BUNSTER HIRIART

Santiago, February 5, 2007

Telefónica Larga Distancia S.A.
Summarized Balance Sheets a of December 31, 2006 and 2005

	2006	2005
Assets	ThCh$	ThCh$

Current assets	74,760,706	52,275,828
Property, plant and equipment	80,118,920	90,939,315
Other long-term assets	29,278,875	31,291,443

Total Assets	184,158,501	174,506,586

Liabilities and Shareholders’Equity
Current liabilities	22,603,699	18,632,532
Long-term liabilities	9,564,492	17,301,767
Capital and reserves	45,130,475	45,817,585
Retained earnings	91,734,712	91,160,405
Net income for the year	15,125,123	1,594,297

Total Liabilities and Shareholders’ Equity	184,158,501	174,506,586

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	84,513,388	80,715,146
Operating costs	(54,885,780)	(60,075,554)

Gross Margin	29,627,608	20,639,592

Administrative and selling expenses	(11,452,701)	(14,569,910)

Operating Results	18,174,907	6,069,682

Non-Operating Results
Non-operating income	2,047,375	2,458,012
Non-operating expenses	(836,390)	(1,343,875)
Price-level restatement	(232,075)	(1,770,760)

Non-Operating Gain (Loss), Net	978,910	(656,623)

Income before Income Taxes	19,153,817	5,413,059

Income taxes	(4,028,694)	(3,818,762)

Net Income	15,125,123	1,594,297

192 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	15,125,123	1,594,297
Charges (credits) to income that do not represent cash flows	17,927,741	21,012,338
(Increase) decrease in assets that affect cash flows	(6,509,301)	8,598,493
Increase (decrease) in liabilities that affect cash flows	2,159,804	(11,192,464)

Net Cash Provided by Operating Activities	28,703,367	20,012,664

Net cash used in financing activities	(7,608,134)	(10,384,631)
Net cash used in investing activities	(20,609,464)	(10,187,186)

Net Cash Flows used for the year	485,769	(559,153)

Effect of inflation on cash and cash equivalents	(23,118)	(19,008)

Net Increase (decrease) of Cash and Cash Equivalents	462,651	(578,161)

Cash and cash equivalents at beginning of year	697,134	1,275,295

Cash and Cash Equivalents at end of year	1,159,785	697,134

Telefónica Empresas CTC Chile S.A.
Summarized Balance Sheets a of December 31, 2006 and 2005

	2006	2005
Assets	ThCh$	ThCh$

Current assets	66,987,305	38,018,283
Property, plant and equipment	61,724,829	65,443,822
Other long-term assets	7,331,796	10,135,101

Total Assets	136,043,930	113,597,206

Liabilities and Shareholders’Equity
Current liabilities	34,548,879	25,148,635
Long-term liabilities	7,447,312	6,927,391
Capital and reserves	51,294,220	51,294,220
Retained earnings	30,226,960	17,064,520
Net income for the year	12,526,559	13,162,440

Total Liabilities and Shareholders’ Equity	136,043,930	113,597,206

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	87,637,963	89,829,340
Operating costs	(52,603,183)	(54,617,767)

Gross Margin	35,034,780	35,211,573

Administrative and selling expenses	(18,249,379)	(20,402,020)

Operating Results	16,785,401	14,809,553

Non-Operating Results
Non-operating income	1,431,394	3,177,353
Non-operating expenses	(1,319,634)	(657,490)
Price-level restatement	(451,345)	(752,803)

Non-Operating Gain (Loss), Net	(339,585)	1,767,060

Income before Income Taxes	16,445,816	16,576,613

Income taxes	(3,919,257)	(3,414,173)

Net Income	12,526,559	13,162,440

194 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	12,526,559	13,162,440
(Net income) Loss on sale of investments	81,947	2,380
Charges (credits) to income that do not represent cash flows	15,264,145	9,384,552
(Increase) decrease in assets that affect cash flows	(6,424,478)	8,996,558
Increase (decrease) in liabilities that affect cash flows	10,254,639	(4,690,637)

Net Cash Provided by Operating Activities	31,702,812	26,855,293

Net cash used in financing activities	(23,410,796)	(17,299,590)
Net cash used in investing activities	(8,478,300)	(10,398,899)

Net Cash Flows used for the year	(186,284)	(843,196)

Effect of inflation on cash and cash equivalents	(13,771)	(23,162)

Net Increase (decrease) of Cash and Cash Equivalents	(200,055)	(866,358)

Cash and cash equivalents at beginning of year	456,431	1,322,789

Cash and Cash Equivalents at end of year	256,376	456,431

Fundación Telefónica Chile
Summarized Balance Sheets a of December 31, 2006 and 2005

	2006	2005
Assets	ThCh$	ThCh$

Current assets	560,204	805,562

Total Assets	560,204	805,562

Liabilities and Shareholders’Equity
Current liabilities	207,576	254,383
Capital and reserves	439,033	439,032
Retained earnings	112,146	54,443
Net income for the year	(198,551)	57,704

Total Liabilities and Shareholders’ Equity	560,204	805,562

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	909,631	681,832
Operating costs	(1,116,617)	(636,919)

Gross Margin	(206,986)	44,913

Administrative and selling expenses	-	-

Operating Results	(206,986)	44,913

Non-Operating Results
Non-operating income	16,000	16,241
Non-operating expenses	(9,416)	(13)
Price-level restatement	1,851	(3,437)

Non-Operating Gain (Loss), Net	8,435	12,791

Net Income	(198,551)	57,704

196 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	(198,551)	57,704
Charges (credits) to income that do not represent cash flows	(1,851)	3,437
(Increase) decrease in assets that affect cash flows	239,612	(215,244)
Increase (decrease) in liabilities that affect cash flows	(46,807)	(27,555)

Net Cash Provided by Operating Activities	(7,597)	(181,658)

Net cash used in investing activities	56,105	315,827

Net Cash Flows used for the year	48,508	134,169

Effect of inflation on cash and cash equivalents	(12,436)	(10,972)

Net Increase (decrease) of Cash and Cash Equivalents	36,072	123,197

Cash and cash equivalents at beginning of year	452,085	328,888

Cash and Cash Equivalents at end of year	488,157	452,085

Telefónica Gestión de Servicios Compartidos de Chile S.A. y Filial Summarized Balance Sheets a of December 31, 2006 and 2005

	2006	2005
Assets	ThCh$	ThCh$

Current assets	2,687,396	4,979,367
Property, plant and equipment	5,170	126,741
Other long-term assets	3,318,112	3,056,233

Total Assets	6,010,678	8,162,341

Liabilities and Shareholders’Equity
Current liabilities	2,376,116	4,120,621
Long-term liabilities	2,199,844	2,577,975
Minority interest	-	1
Capital and reserves	1,147,067	1,147,067
Retained earnings	237,528	(203,056)
Net income for the year	50,123	519,733

Total Liabilities and Shareholders’ Equity	6,010,678	8,162,341

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	12,308,688	14,456,333
Operating costs	(9,423,569)	(10,882,538)

Gross Margin	2,885,119	3,573,795

Administrative and selling expenses	(2,494,163)	(3,102,110)

Operating Results	390,956	471,685

Non-Operating Results
Non-operating income	15,073	12,815
Non-operating expenses	(355,343)	(5,542)
Price-level restatement	(18,294)	(42,901)

Non-Operating Gain (Loss), Net	(358,564)	(35,628)

Income before Income Taxes	32,392	436,057

Income taxes	17,731	83,676

Net Income	50,123	519,733

198 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	50,123	519,733
Charges (credits) to income that do not represent cash flows	19,312	129,816
(Increase) decrease in assets that affect cash flows	2,558,497	203,272
Increase (decrease) in liabilities that affect cash flows	(2,196,993)	(739,158)

Net Cash Provided by Operating Activities	430,939	113,663

Net cash used in financing activities	21,186	72,265
Net cash used in investing activities	(558,129)	(207,157)

Net Cash Flows used for the year	(106,004)	(21,229)

Effect of inflation on cash and cash equivalents	(851)	(7,569)

Net Increase (decrease) of Cash and Cash Equivalents	(106,855)	(28,798)

Cash and cash equivalents at beginning of year	220,915	249,713

Cash and Cash Equivalents at end of year	114,060	220,915

Telefónica Asistencia y Seguridad S.A.
Summarized Balance Sheets a of December 31, 2006 and 2005

Assets	2006	2005
	ThCh$	ThCh$

Current assets	6,332,013	4,353,743
Property, plant and equipment	1,715,826	4,362,845
Other long-term assets	1,022,477	1,130,704

Total Assets	9,070,316	9,847,292

Liabilities and Shareholders’Equity
Current liabilities	1,719,165	2,792,849
Long-term liabilities	2,017,268	6,850,216
Capital and reserves	10,919,287	5,859,287
Retained earnings	(5,655,061)	(4,416,038)
Net income for the year	69,657	(1,239,022)

Total Liabilities and Shareholders’ Equity	9,070,316	9,847,292

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	8,977,139	8,268,457
Operating costs	(5,429,182)	(5,892,996)

Gross Margin	3,547,957	2,375,461

Administrative and selling expenses	(3,136,001)	(3,667,067)

Operating Results	411,956	(1,291,606)

Non-Operating Results
Non-operating income	4,543	69,036
Non-operating expenses	(385,344)	(501,349)
Price-level restatement	23,515	205,042

Non-Operating Gain (Loss), Net	(357,286)	(227,271)

Income before Income Taxes	54,670	(1,518,877)

Income taxes	14,987	279,855

Net Income	69,657	(1,239,022)

200 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	69,657	(1,239,022)
Charges (credits) to income that do not represent cash flows	3,183,960	3,198,459
(Increase) decrease in assets that affect cash flows	(2,335,265)	(970,641)
Increase (decrease) in liabilities that affect cash flows	(122,825)	87,236

Net Cash Provided by Operating Activities	795,527	1,076,032

Net cash used in financing activities	(770,973)	795,883
Net cash used in investing activities	-	(1,865,608)

Net Cash Flows used for the year	24,554	6,307

Effect of inflation on cash and cash equivalents	(625)	(543)

Net Increase (decrease) of Cash and Cash Equivalents	23,929	5,764

Cash and cash equivalents at beginning of year	26,869	21,105

Cash and Cash Equivalents at end of year	50,798	26,869

Telefónica Multimedia Chile S.A.
Summarized Balance Sheets a of December 31, 2006 and 2005

Assets	2006	2005
	ThCh$	ThCh$

Current assets	20,197,492	2,484,411
Property, plant and equipment	21,597,602	57,655
Other long-term assets	75,642	57,129

Total Assets	41,870,736	2,599,195

Liabilities and Shareholders’ Equity
Current liabilities	22,588,612	865,168
Long-term liabilities	24,128	75,637
Capital and reserves	20,256,360	2,536,929
Retained earnings	-	(1,053,182)
Net income for the year	(998,364)	174,643

Total Liabilities and Shareholders’ Equity	41,870,736	2,599,195

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	3,869,370	2,528,186
Operating costs	(920,472)	(835,775)

Gross Margin	2,948,898	1,692,411

Administrative and selling expenses	(4,081,572)	(1,444,923)

Operating Results	(1,132,674)	247,488

Non-Operating Results
Non-operating income	589,247	44,655
Non-operating expenses	(3,575)	(6,812)
Price-level restatement	(489,885)	(52,750)

Non-Operating Gain (Loss), Net	95,787	(14,907)

Income before Income Taxes	(1,036,887)	232,581

Income taxes	38,523	(57,938)

Net Income	(998,364)	174,643

202 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	(998,364)	174,643
(Net income) loss on sale of investments	3,567	6,710
Charges (credits) to income that do not represent cash flows	1,301,395	159,524
(Increase) decrease in assets that affect cash flows	(7,888,056)	(675,870)
Increase (decrease) in liabilities that affect cash flows	21,650,995	56,657

Net Cash Provided by Operating Activities	14,069,537	(278,336)

Net cash used in financing activities	18,781,790	124,271
Net cash used in investing activities	(32,808,188)	-

Net Cash Flows used for the year	43,139	(154,065)

Effect of inflation on cash and cash equivalents	(3,441)	(304)

Net Increase (decrease) of Cash and Cash Equivalents	39,698	(154,369)

Cash and cash equivalents at beginning of year	34,836	189,205

Cash and Cash Equivalents at end of year	74,534	34,836

Telefónica Internet Empresas S.A.
Summarized Balance Sheets a of December 31, 2006 and 2005

	2006	2005
Assets	ThCh$	ThCh$

Current assets	5,722,876	4,980,030
Property, plant and equipment	3,086,483	3,564,086
Other long-term assets	620	3,443,3 94

Total Assets	8,809,979	11,987,510

Liabilities and Shareholders’ Equity
Current liabilities	3,257,288	1,777,330
Long-term liabilities	1,890,817	8,397,165
Capital and reserves	1,604,054	1,604,054
Retained earnings	208,961	(1,927,210)
Net income for the year	1,848,859	2,136,171

Total Liabilities and Shareholders’ Equity	8,809,979	11,987,510

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	11,512,981	10,715,706
Operating costs	(7,153,635)	(7,844,164)

Gross Margin	4,359,346	2,871,542

Administrative and selling expenses	(625,228)	(38,469)

Operating Results	3,734,118	2,833,073

Non-Operating Results
Non-operating income	282,912	174,642
Non-operating expenses	(1,563,464)	(711,153)
Price-level restatement	12,972	232,459

Non-Operating Gain (Loss), Net	(1,267,580)	(304,052)

Income before Income Taxes	2,466,538	2,529,021

Income taxes	(617,679)	(392,850)

Net Income	1,848,859	2,136,171

204 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	1,848,859	2,136,171
Charges (credits) to income that do not represent cash flows	1,740,348	30,866
(Increase) decrease in assets that affect cash flows	3,829,968	4,706,491
Increase (decrease) in liabilities that affect cash flows	1,570,829	(6,886,058)

Net Cash Provided by Operating Activities	8,990,004	(12,530)

Net cash used in financing activities	(11,649,827)	79,391
Net cash used in investing activities	2,665,434	(87,377)

Net Cash Flows used for the year	5,611	(20,516)

Effect of inflation on cash and cash equivalents	(287)	(724)

Net Increase (decrease) of Cash and Cash Equivalents	5,324	(21,240)

Cash and cash equivalents at beginning of year	12,847	34,087

Cash and Cash Equivalents at end of year	18,171	12,847

Instituto Telefónica Chile S.A. (Ex Telepeajes de Chile S.A.)
Summarized Balance Sheets a of December 31, 2006 and 2005

	2006	2005
Assets	ThCh$	ThCh$

Current assets	106,252	1,497,149
Property, plant and equipment	867	123,414
Other long-term assets	19,475	3,553

Total Assets	126,594	1,624,116

Liabilities and Shareholders’Equity
Current liabilities	88,968	344,401
Long-term liabilities	-	20,900
Capital and reserves	534,531	1,553,531
Retained earnings	(294,716)	(261,134)
Net income for the year	(202,189)	(33,582)

Total Liabilities and Shareholders’ Equity	126,594	1,624,116

Summarized Statements of Income a years ended December 31, 2006 and 2005

Operating Income	2006	2005
	ThCh$	ThCh$

Operating revenues	118,026	335,605
Operating costs	(211,231)	(406,864)

Gross Margin	(93,205)	(71,259)

Administrative and selling expenses	-	(4,992)

Operating Results	(93,205)	(76,251)

Non-Operating Results
Non-operating income	23,315	51,382
Non-operating expenses	(123,809)	(14,484)
Price-level restatement	(6,270)	(38,737)

Non-Operating Gain (Loss), Net	(106,764)	(1,839)

Income before Income Taxes	(199,969)	(78,090)

Income taxes	(2,220)	44,508

Net Income	(202,189)	(33,582)

206 Telefónica Chile | Annual Report 2006

Summarized Statements of Cash Flows years ended December 31, 2006 and 2005

	2006	2005
	ThCh$	ThCh$

Net income	(202,189)	(33,582)
Charges (credits) to income that do not represent cash flows	126,410	122,370
(Increase) decrease in assets that affect cash flows	234,483	113,294
Increase (decrease) in liabilities that affect cash flows	(253,526)	(424,278)

Net Cash Provided by Operating Activities	(94,822)	(222,196)

Net cash used in financing activities	(1,019,000)	-
Net cash used in investing activities	1,046,622	271,807

Net Cash Flows used for the year	(67,200)	49,611

Effect of inflation on cash and cash equivalents	(1,152)	(6,671)

Net Increase (decrease) of Cash and Cash Equivalents	(68,352)	42,940

Cash and cash equivalents at beginning of year	145,798	102,858

Cash and Cash Equivalents at end of year	77,446	145,798

Note: The complete financial statements of these subsidiaries are available to the public at the Company´s headquarters and at the Office of Chilean Securities and Exchange Commission.

Consolidated Income Statement (Millions of Chilean Pesos as of 12/31/06)

						Change (%)
	2002	2003	2004	2005	2006	06/05	2006 US$ (1)

Fixed Telecommunications	473,115	465,147	446,607	450,748	439,548	-2.5%	825.6

Basic Telephony	379 01	354,156	317,169	300,464	264,380	-12.0%	496.6
Telephone line service fee	173,819	164,953	155,283	126,134	80,678	-36.0%	151.5
Variable charge	171,315	155,746	125,020	98,943	69,869	-29.4%	131.2
Connections and other installations	7,621	6,096	4,121	3,349	1,482	-55.7%	2.8
Plans of minutes (tariff flexibility)	0	0	9,194	46,687	90,429	93.7%	169.9
Value added services	18,794	19,656	18,074	19,884	16,562	-16.7%	31.1
Other basic telephony revenues	7,461	7,705	5,477	5,467	5,360	-2.0%	10.1
Broadband	5,951	14,269	26,615	43,802	61,297	39.9%	115.1
Access charges and Interconnections	25,476	27,788	33,411	44,929	51,221	14.0%	96.2
Domestic long distance	10,332	9,505	10,706	10,561	8,494	-19.6%	16.0
International long distance	3,847	2,911	2,969	2,421	1,597	-34.0%	3.0
Other interconnection services	11,297	15,372	19,737	31,947	41,130	28.7%	77.3
Other Fixed Telecommunications businesses	62,676	68,934	69,412	61,553	62,650	1.8%	117.7
Directory Advertising	5,304	5,834	6,221	5,482	4,342	-20.8%	8.2
ISP- switched and dedicated	5,223	2,837	3,298	2,583	2,226	-13.8%	4.2
Security services (Telemergencia)	2,558	5,161	7,066	8,251	8,825	7.0%	16.6
Public telephones	13,226	12,014	11,464	10,025	9,963	-0.6%	18.7
Interior installations	30,927	33,541	33,081	31,331	30,654	-2.2%	57.6
Equipment marketing	5,439	9,547	8,281	3,881	2,848	-26.6%	5.3
Television business (2)	0	0	0	0	3,792	n.a.	7.1

Long Distance	81,832	66,846	65,147	59,190	58,922	-0.5%	110.7

Corporate Customer Communications	85,451	85,362	87,694	79,853	76,113	-4.7%	143.0

Other Businesses (3)	75,954	6,240	4,119	3,113	2,621	-15.8%	4.9

Mobile Communications (4)	226,599	257,632	139,905	-	-	n.a.	-

Total Operating Revenues	942,951	881,227	743,471	592,904	577,204	-2.6%	1,084.2

(1) Figures in millions of US dollars. Observed exchange rate on 12/31/06,US$ 1 = Ch$ 532,4
(2) Pay TV businesses launched in June 2006.
(3) Other business include revenues from the subsidiaries t-gestiona, Telepeajes and until February 2006 Tecnonautica. Additionally, until August 2002 the Company consolidated Sonda’s revenues.
(4) Telefónica Móviles Chile S.A. was sold in July 2004.

210 Telefónica Chile | Annual Report 2006

Consolidated Income Statement (Millions of Chilean Pesos as of 12/31/06)

						Change (%)
Description	2002	2003	2004	2005	2006	06/05	2006 US$ (1)

+ Operating revenues	942,950	881,227	743,470	592,905	577,204	-2.6%	1,084.2
- Operating costs and expenses	(800,054)	(756,156)	(638,611)	(503,980)	(494,580)	-1.9%	(929.0)
Salaries	(125,911)	(97,442)	(89,698)	(80,739)	(68,648)	-15.0%	(128.9)
Depreciation	(286,129)	(288,943)	(241,081)	(200,785)	(207,282)	3.2%	(389.3)
Others	(388,024)	(369,770)	(307,833)	(222,457)	(218,650)	-1.7%	(410.7)

= Operating income	142,896	125,071	104,860	88,925	82,624	-7.1%	155.2

= EBITDA (2)	429,025	414,014	345,940	289,710	289,906	0.1%	544.5

+ Financial income	18,277	7,673	9,822	8,153	4,437	-45.6%	8.3
+/- Results from related companies	2,579	737	574	1,715	1,916	11.7%	3.6
- Amortization of negative goodwill	(27,006)	(25,028)	(148,512)	(1,617)	(2,223)	37.5%	(4.2)
- Financial expenses	(89,215)	(66,402)	(57,175)	(30,121)	(19,480)	-35.3%	(36.6)
+ Other non-operating income	14,479	13,372	502,952	3,171	1,617	-49.0%	3.0
- Other non-operating expenses	(41,480)	(13,521)	(26,096)	(13,352)	(16,645)	24.7%	(31.3)
+ Monetary correction	(9,803)	689	9,500	2,961	665	-77.5%	1.2
= non operating income (expenses)	(132,169)	(82,480)	291,066	(29,089)	(29,713)	2.1%	(55.8)

= Income before tax	10,727	42,592	395,925	59,836	52,911	-11.6%	99.4

- Income tax	(29,256)	(31,452)	(65,998)	(34,093)	(29,600)	-13.2%	(55.6)
= Consolidated income	(18,529)	11,139	329,927	25,742	23,311	-9.4%	43.8
- Minority interest	(836)	(152)	(299)	(31)	42	-237.1%	0.1
= Realized net income	(19,365)	10,987	329,627	25,712	23,353	-9.2%	43.9
+ Amortization of positive goodwill	0	0	0	0	0	n.a.	-

= Net income	(19,365)	10,987	329,627	25,712	23,353	-9.2%	43.9

(1) Figures in millions of US dollars. Observed exchange rate on 12/31/06,US$ 1 = Ch$ 532,4
(2) EBITDA = Operating Income + Depreciation

Consolidated Balance Sheet (Millions of Chilean Pesos as of 12/31/06)

	2002	2003	2004	2005	2006	2006 US$ (1)

Curent assets	488,808	456,103	446,719	324,992	302,210	567.6
Cash	18,443	20,971	8,314	6,424	10,075	18.9
Time deposits and marketable securities	86,762	52,678	83,837	102,831	43,807	82.3
Accounts receivable	223,575	228,986	159,548	155,824	181,613	341.1
Notes receivable	6,597	7,971	4,827	3,433	4,125	7.7
Sundry debtors	31,043	18,242	30,596	12,272	10,524	19.8
Accounts and notes receivable from related companies	17,817	16,373	17,927	10,688	18,037	33.9
Inventories	15,725	21,656	6,778	2,868	5,259	9.9
Other current assets	88,846	89,226	134,892	30,651	28,768	54.0
Property, plant and equipment	2 123 33	1,983,943	1,462,746	1,327,808	1,229,591	2,309.6
Gross property, plant and equipment	4,279,324	4,396,917	3,803,003	3,817,881	3,901,663	7,328.6
Accumulated depreciation	(2,155,990)	(2,412,974)	(2,340,257)	(2,490,073)	(2,672,072)	(5,019.0)
Other assets	331,738	265,010	94,581	94,254	90,894	170.7
Investment in related companies	46,490	10,866	8,061	7,997	8,109	15.2
Other	285,248	254,144	86,520	86,257	82,784	155.5
Total assets	2,943,880	2,705,056	2,004,046	1,747,054	1,622,695	3,047.9

Current liabilities	415,481	528,649	368,479	335,268	200,592	376.8
Bank borrowings - short term	10,065	20,955	20,604	0	0	-
Current maturities of long term debt	160,194	90,365	16,412	1,347	2,005	3.8
Debentures	23,767	122,195	80,812	113,712	1,840	3.5
Accounts and notes payable	168,780	137,662	72,122	79,758	113,655	213.5
Due to related companies	12,750	25,886	28,251	24,738	32,487	61.0
Other current liabilities	39,925	131,586	150,278	115,712	50,605	95.1
Long term liabilities	1,118,169	776,052	592,089	465,104	520,112	976.9
Bank borrowings	456,159	332,271	359,914	326,874	331,381	622.4
Debentures	560,872	337,899	135,219	12,453	66,142	124.2
Other long term liabilities	101,138	105,882	96,956	125,777	122,589	230.3
Minority interest	1,251	1,479	1,725	1,670	1,230	2.3
Equity	1,408,979	1,398,876	1,041,753	945,012	900,761	1,691.9
Paid-in capital	806,464	931,860	931,860	931,859	890,895	1,673.4
Reserves	127,503	(858)	(1,310)	(1,788)	(3,001)	(5.6)
Accumulated earnings	494,373	456,887	51,625	0	0	-
Net income	(19,361)	10,987	329,627	25,712	23,353	43.9
Interim dividends	0	0	(270,049)	(10,771)	(10,487)	(19.7)

Total liabilities	2,943,880	2,705,056	2,004,046	1,747,054	1,622,695	3,047.9

(1) Figures in millions of US$ dollars. Observed exchange rate on 12/31/06, US$ 1 = Ch$ 532.39

212 Telefónica Chile | Annual Report 2006

Economic / Financial Indicators - Consolidated

	2002	2003	2004	2005	2006

EBITDA margin (1)	45.5%	47.0%	46.5%	48.9%	50.2%
Financial expenses / Operating revenues	-9.5%	-7.5%	-7.7%	-5.1%	-3.5%
Return on assets (2)	6.1%	5.9%	5.3%	6.2%	6.2%
Return on equity (3)	-1.4%	0.8%	27%	2.6%	2.5%
Liquidity (times) (4)	1.18	0.86	1.21	0.97	1.52
Leverage ratio (times) (5)	1.09	0.93	0.92	0.84	0.79

(1) Operating income + Depreciation / Operating revenues
(2) Operating income / Property, plant and equipment (beginning of period)
(3) Net income / Equity (beginning of period)
(4) Current assets / Current liabilities
(5) Current liabilities + Long term liabilities / Equity

Diagramación y Producción	:	Espacio Vital Diseño
www.espaciovita l.cl

Fotografías	:	Archivo Fotográfico Teléfonica
Claudio Pérez

Impresión	:	Quebecor World Chile S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

CORPORATE INFORMATION	STOCK TICKER SYMBOLS

Main Offices	Chilean Stock Exchanges
Providencia 111, Santiago, Chile	Series A: "CTC-A"
Series B: "CTC-B"
Telephone
(56- 2) 691 2020	New York Stock Exchange
"CTC"
Facsimile
(56- 2) 691 7881	SHAREHOLDER AND INVESTOR INFORMATION

P.O. Box	In Santiago, Chile
16-D Santiago, Chile
Depósito Central de Valores
Tax ID No.	Huérfanos 770, 22nd floor
90.635.000-9	Telephone: (56-2) 393 9003
Facsimile: (56-2) 393 9101
Business Activity	e-mail: atencionaccionistas@dcv.cl
Telecommunications
Providencia 111, 22nd floor
Telephone: (56-2) 691 2905
Brand Name	Facsimile: (56-2) 691 2244
Telefónica Chile
Investor Relations Department
Corporate Web Site	Providencia 111, 22nd floor
www.telefonicachile.cl	Telephone: (56-2) 691 3867
Facsimile: (56-2) 691 2392
e-mail: sofia.chellew@telefonicachile.cl
INDEPENDENT AUDITORS
In New York, USA
Ernst & Young Ltda.
Depositary Bank
RISK RATING AGENCIES IN CHILE	Citibank N.A.
111 Wall Street 20th floor
Fitch Ratings:	Zone 7, New York 10005
Long-Term Debt: AA-(*)	Telephone: (1-212) 816 6852
Short-Term Debt: F1+	Facsimile: (1-212) 816 6865
e-mail: ricardo.r.szlezinger@citigroup.com
Equity ratings:
Series A Shares: Level 1
Series B Shares: Level 3

ICR (International Credit Rating):
Long-Term Debt: AA-(*)
Short-Term Debt: N1+/AA

Equity ratings:
Series A Shares: First Class Level 1
Series B Shares: First Class Level 2
(*) Local Bonds Rating

INTERNATIONAL RISK RATING AGENCIES

Moody's: Baa1, Stable outlook
Fitch Ratings: BBB+, Stable outlook

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.